UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2025

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _____to ______

Commission File Number 001-15149

LENNOX INTERNATIONAL INC.

(Exact name of Registrant as specified in its charter)

Delaware	**42-0991521**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

2140 Lake Park Blvd. Richardson, Texas 75080
(Address of principal executive offices, including zip code)

(Registrant's telephone number, including area code): **(972) 497-5000**

Securities Registered Pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common stock, $0.01 par value per share	**LII**	**New York Stock Exchange**

Securities Registered Pursuant to Section 12(g) of the Act: None

Indicate by checkmark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes [X] No [ ]

Indicate by checkmark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Exchange Act. Yes [ ] No [X]

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the last 90 days. Yes [X] No [ ]

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes [X] No [ ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer	[X]	Accelerated Filer	[ ]	Non-Accelerated Filer	[ ]
Smaller Reporting Company	[ ]	Emerging Growth Company	[ ]		

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. [ ]

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report Yes ☒ No ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☒

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).Yes ☐ No ☒

As of June 30, 2025, the aggregate market value of the common stock held by non-affiliates of the registrant was approximately $18.2 billion based on the closing price of the registrant's common stock on the New York Stock Exchange. As of February 3, 2026, there were 34,802,911 shares of the registrant's common stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's 2026 Definitive Proxy Statement to be filed with the Securities and Exchange Commission in connection with the registrant's 2026 Annual Meeting of Stockholders to be held on May 21, 2026 are incorporated by reference into Part III of this report.

LENNOX INTERNATIONAL INC.
FORM 10-K
For the Fiscal Year Ended December 31, 2025

PART I

Item 1. *Business*

References in this Annual Report on Form 10-K to "we," "our," "us," "Lennox," "LII" or the "Company" refer to Lennox International Inc. and its subsidiaries, unless the context requires otherwise.

The Company

We are a global leader in energy-efficient climate-control solutions. We design, manufacture and market a broad range of products for the heating, ventilation, air conditioning and refrigeration ("HVACR") markets. We have leveraged our expertise to become an industry leader known for innovation, quality and reliability. Our products and services are sold through multiple distribution channels under various brand names. The Company was founded in 1895, in Marshalltown, Iowa, by Dave Lennox, the owner of a machine repair business for railroads. He designed and patented a riveted steel coal-fired furnace, which led to numerous advancements in heating, cooling and climate control solutions.

Our two business segments, Home Comfort Solutions and Building Climate Solutions, the key products, services and well-known product and brand names within each segment and net sales in 2025 by segment are shown in the table below. Segment financial data for 2025, 2024 and 2023, including financial information about foreign and domestic operations, is included in Note 3 of the Notes to our Consolidated Financial Statements in "Item 8. Financial Statements and Supplementary Data" and is incorporated herein by reference.

Segment	Products & Services	Product and Brand Names	2025 Net Sales (in millions)
Home Comfort Solutions	Furnaces, air conditioners, heat pumps, packaged heating and cooling systems, indoor air quality equipment, comfort control products, replacement parts and supplies	Lennox, Dave Lennox Signature Collection, Armstrong Air, Ducane, AirEase, Concord, MagicPak, ADP Advanced Distributor Products, Allied, Supco, LINEBACKER, Elite Series, Merit Series, Comfort Sync, Healthy Climate, Healthy Climate Solutions, iComfort, ComfortSense and Lennox Stores	$ 3,343.4
Building Climate Solutions	Unitary heating and air conditioning equipment, applied systems, controls, installation and service of commercial heating and cooling equipment, variable refrigerant flow commercial products, curb, curb adapters, drop box diffusers, HVAC recycling and salvage service, condensing units, unit coolers, fluid coolers, air cooled condensers, air handlers, process chillers, controls, compressorized racks, replacement parts and supplies	Lennox, Model L, CORE, Enlight, Xion, Energence, Prodigy, Strategos, Raider, Lennox VRF, Lennox National Account Services, Allied Commercial, Elite, Duro Dyne, Dyna-Tite, DuroZone, AES Industries, AES Mechanical, AES Recycle, Heatcraft Worldwide Refrigeration, Bohn, MAGNA, Larkin, Climate Control, Chandler Refrigeration, IntelliGen and Interlink	1,851.9
		Total	$ 5,195.3

Products and Services

Home Comfort Solutions

Heating & Cooling Products. We manufacture and market a broad range of heat pumps, furnaces, air conditioners, packaged heating and cooling systems, equipment and accessories to improve indoor air quality, comfort control products, replacement parts and supplies and related products for both the residential replacement and new construction markets in North America. These products are available in a variety of designs and efficiency levels and at a range of price points, and are intended to provide a complete line of home comfort solutions. We believe that by maintaining a broad product line marketed under multiple brand names, we can address different market segments and penetrate multiple distribution channels.

The "Lennox" business and brands ("Dave Lennox Signature Collection," "Elite Series," "Merit Series," "iComfort," "ComfortSense" and "Healthy Climate Solutions") are sold directly to independent installing dealers, making us one of the largest wholesale distributors of residential heating, ventilation, and air conditioning products in North America. We operate a network of Lennox Stores across the U.S. and Canada. These stores provide an easy access solution for contractors and independent dealers to obtain universal service and replacement parts, supplies, convenience items, tools, Lennox equipment and OEM parts.

The Allied Air Enterprise business and brands ("Armstrong Air," "AirEase," "Concord," "Ducane," "Allied," and "MagicPak") include a full line of heating, ventilation and air conditioning products and are sold through independent wholesale distributors in the U.S. and Canada. The Allied Air Enterprise business also sells a full line of heating, ventilation and cooling equipment through private label brands.

The Advanced Distributor Products ("ADP") business and brand ("ADP Advanced Distributor Products") sells evaporator coils, air handlers and unit heaters to independent HVAC wholesale distributors across the U.S. and Canada.

Building Climate Solutions

Heating and Cooling Products. In North America, we manufacture and sell unitary heating and cooling equipment used in light commercial applications, such as low-rise office buildings, restaurants, retail centers, distribution, churches and schools. Our product offerings for these applications include rooftop units ranging from 2 to 30 tons of cooling capacity and split system/air handler combinations, which range from 1.5 to 20 tons of cooling capacity. These products are distributed primarily through commercial contractors and directly to national account customers. We believe the success of our products is attributable to their efficiency, impact to the environment, design flexibility, total cost of ownership, ease of service, and advanced control technology.

National Account Services. National Account Services ("NAS") provides installation, service and preventive maintenance for commercial HVAC national account customers in the U.S. and Canada.

AES. In October 2023, we completed the acquisition of AES Industries, Inc. and AES Mechanical Service Group, Inc. (collectively, "AES"), which is included in our Building Climate Solutions segment. AES is a company dedicated to service and sustainability in the light commercial markets across North America. AES manufactures curbs, curb adapters, drop box diffusers and also offers HVAC recycling and salvage services, as well as focusing on multi-facility HVAC replacement for expired mechanical assets.

Refrigeration Products. We manufacture and market equipment for the North American commercial refrigeration markets under the Heatcraft Worldwide Refrigeration name. We sell these products to distributors, installing contractors, engineering design firms, original equipment manufacturers and end-users.

Our commercial refrigeration products include condensing units, unit coolers, fluid coolers, air-cooled condensers, air handlers and refrigeration rack systems. These products preserve food and other perishables in supermarkets, convenience stores, restaurants, warehouses and distribution centers. In addition, our products are used to cool a wide variety of industrial processes, including data centers, machine tooling, and other critical cooling applications. We routinely provide application engineering for consulting engineers, contractors, store planners, end customers and others to support the sale of commercial refrigeration products.

In addition, we own a 50% interest in a joint venture in Mexico that produces unit coolers, air-cooled condensers, condensing units, compressors and compressorized racks of the same design and quality as those manufactured by our U.S. business. This joint venture product line is complemented with imports from the U.S., which are sold through the joint venture's distribution network.

Duro Dyne and Supco

In October 2025, we completed the acquisition of the Duro Dyne Buyer, Inc. ("Duro Dyne") and Sealed Unit Parts Buyer, Inc. ("Supco") businesses and brands ("Duro Dyne," "Dyna-Tite," "DuroZone," "Supco," and "LINEBACKER"). Duro Dyne and Supco manufacture and sell a robust portfolio of HVAC parts and supplies that complement our existing residential and commercial offerings, such as air distribution accessories, switches and controls, and other engineered components and accessories with HVACR applications. Duro Dyne is reported in our Business Climate Solutions segment, and Supco is reported in our Home Comfort Solutions segment.

Joint Ventures

Ariston JV. We own a 49.9% interest in a joint venture with Ariston Group that will manufacture and distribute water heaters through Lennox Stores and our direct-to-dealer network. Ariston is reporting in our Home Comfort Solutions segment.

Samsung JV. We own a 49.9% interest in a joint venture with Samsung that distributes Samsung ductless AC and heat pump products in the U.S. and Canada as well as "Lennox powered by Samsung" branded products through Lennox Stores and direct-to-dealer network. Results are reported in either Home Comfort Solutions or Building Climate Solutions based on product type.

Corporate and Other

Prior to 2024, Corporate and Other included the results of our European operations. We manufactured and sold unitary HVAC products, which ranged from 2 to 70 tons of cooling capacity, and applied systems with up to 200 tons of cooling capacity. Our European products consisted of small package units, rooftop units, chillers, air handlers and fan coils that served medium-rise commercial buildings, shopping malls, other retail and entertainment buildings, institutional applications and other field-engineered applications. We manufactured heating and cooling products in several locations in Europe and marketed these products through both direct and indirect distribution channels. We also manufactured and marketed refrigeration products including condensing units, unit coolers, air-cooled condensers, fluid coolers, compressor racks and industrial process chillers. We had manufacturing locations in Germany, France and Spain.

In the fourth quarter of 2023, we successfully completed the divestiture of our European operations.

Business Strategy

Lennox offers a full spectrum of cooling, heating, indoor air quality and refrigeration products to meet the energy-efficient climate-control needs of residential and commercial customers across North America. We are advancing our market position through a balanced approach that includes organic growth and selective strategic investments. By effectively managing pricing and costs, we are driving margin expansion and profitability. Our success is rooted in a three-phase self-help transformation plan that continues to guide our progress over the coming years.

Differentiated Growth. We are investing in our sales force to expand customer touchpoints, enhancing the overall customer experience through digital innovations and output from our new commercial HVAC factory in Mexico. Additionally, we are focused on improving the fulfillment rate of HVAC equipment and driving higher attachment rates for parts and accessories, delivering a seamless and comprehensive solution that enhances customer satisfaction.

Resilient Profit Margins. We are committed to sustaining resilient margins through pricing excellence, enhanced productivity from higher volumes, material cost reductions, and a favorable mix influenced by regulatory transitions. Together, these initiatives fortify our financial foundation and long-term competitiveness.

Execution Management. We will leverage the Lennox Unified Management System to streamline our operations and set clear priorities. A focused strategy, investments in heat pump growth, and enhancements to our distribution network further exemplify our commitment to consistent management execution.

Marketing and Distribution

We utilize multiple channels of distribution and offer different brands at various price points in order to better penetrate the HVACR markets. Our products and services are sold through a combination of direct sales, distributors and company-owned parts and supplies stores. Dedicated sales forces and manufacturers' representatives are deployed across our business segments and brands in a manner designed to maximize our ability to service each distribution channel. To optimize enterprise-wide effectiveness, we have active cross-functional and cross-organizational teams coordinating approaches to pricing, product design, distribution and national account customers.

The North American residential heating and cooling market provides an example of the competitive strength of our marketing and distribution strategy. We use three distinct distribution approaches in this market: the company-owned distribution system, the independent distribution system and direct sales to end-users. We distribute our "Lennox" brands in a company-owned process directly to independent dealers that install these heating and cooling products. We distribute our "Armstrong Air," "Ducane," "Air-Ease," "Concord," "MagicPak," "ADP Advanced Distributor Products," "Duro Dyne," and "Supco" brands through the traditional independent distribution process pursuant to which we sell our products to distributors who, in turn, sell the products to installing contractors. We also sell our products through our Lennox Stores.

Manufacturing

We operate manufacturing facilities in North America and utilize the best available manufacturing techniques based on the needs of our businesses, including the use of lean manufacturing and principles of Six Sigma, a disciplined, data-driven approach and methodology for improving quality. We use numerous metrics to track and manage annual efficiency improvements. Some facilities are impacted by seasonal production demand, and we manufacture a mix of heating, cooling and refrigeration products in those facilities to balance production and maintain a relatively stable labor force. We may also hire temporary employees to meet changes in demand.

Strategic Sourcing

We partner with various suppliers to procure the raw materials and components used in the manufacturing of our products. We utilize a central strategic sourcing group that consolidates purchases of certain materials, components and indirect items across business segments to maximize our purchasing strength. The goal of the strategic sourcing group is to develop global strategies for a given component group that focuses on developing long-term relationships that provide significant value to our businesses. Our strategic sourcing group is focused on selecting partners that offer a competitive total cost, industry leading quality, and consistent on time delivery. Compressors, motors and controls constitute our most significant component purchases, while steel, aluminum and copper account for the bulk of our raw material purchases. We own a minority equity interest in a joint venture that manufactures compressors for our residential and commercial heating and cooling and refrigeration businesses to help provide the necessary supply to meet customer needs.

Research, Development and Technology

Research and development is a key pillar of our growth strategy. We operate an engineering and technology organization that focuses on new technology invention, product development, product quality improvements and process enhancements, including our development of next-generation control systems as well as heating, cooling and refrigeration products that include some of the most efficient products in their respective categories. We leverage intellectual property and innovative designs across our businesses. We also leverage product development cycle time improvements and product data management systems to commercialize new products to market more rapidly. We use advanced, commercially available computer-aided design, computer-aided manufacturing, computational fluid dynamics and other sophisticated design tools to streamline the design and manufacturing processes. We use complex computer simulations and analyses in the conceptual design phase before functional prototypes are created. We also operate a full line of prototype machine equipment and advanced laboratories certified by applicable industry associations.

Seasonality

Our sales and related segment profit tend to be seasonally higher in the second and third quarters of the year because summer is the peak season for sales of air conditioning equipment and services in the U.S. and Canada. For the same reason, our working capital needs are generally greater in the first and second quarters, and we generally have higher operating cash inflows in the third and fourth quarters.

HVAC markets are driven by seasonal weather patterns. HVAC products and services are sold year round, but the volume and mix of product sales and services change significantly by season. The industry generally ships roughly twice as many units during June as it does in December. Overall, cooling equipment represents a substantial portion of the annual HVAC market. Between the heating season (roughly November through February) and cooling season (roughly May through August) are periods commonly referred to as "shoulder seasons" when the distribution channel transitions its buying patterns from one season to the next. These seasonal fluctuations in mix and volume drive our sales and related segment profit, resulting in somewhat higher sales in the second and third quarters due to the higher volume in the cooling season relative to the heating season.

Patents and Trademarks

We hold numerous patents that relate to the design and use of our products. We consider these patents important, but no single patent is material to the overall conduct of our business. We proactively obtain patents to further our strategic intellectual property objectives. We own or license several trademarks and service marks we consider important in the marketing of our products and services, and we protect our marks through national registrations and common law rights.

Competition

Substantially all markets in which we participate are competitive. The most significant competitive factors we face are product availability, reliability, energy efficiency, product performance, service, and price, with the relative importance of these factors varying among customer applications. The following are some of the companies we view as significant competitors in each of our business segments, with relevant brand names, when different from the company name, shown in parentheses. The marks below may be the registered or unregistered trademarks or trade names of their respective owners.

Home Comfort Solutions
- *Heating & Cooling Products* - Carrier Global Corporation (Carrier, Bryant, Payne, Tempstar, Comfortmaker, Heil, Arcoaire, KeepRite, Day & Night); Trane Technologies plc (Trane, American Standard, Ameristar, Oxbox, RunTru); Paloma Industries, Inc. (Rheem, Ruud, Weather King, Friedrich, Nortek); The Bosch Group (York, Luxaire, Coleman, Champion); Daikin Industries, Ltd. (Daikin, Goodman, Amana, GMC); and Madison Industries (Maytag, Westinghouse, Frigidaire, Tappan, Philco, Kelvinator, Gibson, Broan, NuTone).

Building Climate Solutions
- *Heating & Cooling Products* - Carrier Global Corporation (Carrier, ICP Commercial); Trane Technologies plc (Trane); Paloma Industries, Inc. (Rheem, Ruud); CSW Industrials, Inc.; Daikin Industries, Ltd. (Goodman, McQuay); and AAON, Inc.

- *Refrigeration Products* - Hussmann Corporation; Paloma Industries, Inc. (Rheem Manufacturing Company (Heat Transfer Products Group)); Emerson Electric Co. (Copeland); Carrier Global Corporation (Carrier); GEA Group (Kuba, Searle, Goedhart); Alfa Laval; Guntner GmbH; Kelvion - Profroid (Carrier); Panasonic Corp. (Sanyo); Technotrans; and Deltatherm.

Human Capital Management

Our success, in large part, relies on the character of our people. That character is reflected in our core values of integrity, respect and excellence. Our continued success depends on our ability to attract, motivate, develop and retain employees who embody our core values.

Management strives to maintain the right number of employees with the necessary skills to match the expected demand for the products and services we deliver. As of December 31, 2025, we employed approximately 12,900 people, primarily in the U.S. (approximately 8,500 employees) and Mexico (approximately 3,200 employees). Of these employees, approximately 5,400 were salaried and 7,500 were hourly. The number of hourly workers varies in order to match our labor needs during periods of fluctuating demand.

Approximately 3,400 of our employees, including international locations, are represented by unions. We believe we have good relationships with our employees and with the unions representing them. On November 1, 2021, our Marshalltown, Iowa-based union ratified a five-year labor agreement. We currently do not anticipate any material adverse consequences resulting from negotiations to renew other collective bargaining agreements.

The Compensation & Human Resources Committee of the Board of Directors is tasked with reviewing LII's human capital management strategy and talent initiatives. The committee also reports to the full Board on these key employee matters.

To succeed in an ever-changing and competitive labor market, we have identified priorities we believe are critical to our success in attracting, motivating, developing, and retaining employees. These include, among other things: (1) providing competitive compensation and benefit programs, (2) providing career development programs, (3) promoting health and safety, and (4) championing an inclusive work environment. Information on our sustainability commitment is available on our website. The information on our website is not a part of, or incorporated by reference into, this Annual Report on Form 10-K.

Compensation and Benefit Programs. We are committed to providing our employees with a competitive compensation package that rewards performance and achievement of desired business results. Our compensation package consists of three primary benefits: pay (base pay and incentive programs linked to our short-term and long-term business goals), health and welfare benefits, and retirement contributions. We analyze our compensation and benefits programs annually to remain competitive and make changes as necessary.

Career Development Programs. To help our employees succeed in their roles and grow their careers at Lennox, we provide numerous training and development programs. One example is our "Career Journey" program which provides employees with engaging tools and resources enabling them to reflect on skills and interests, maintain an individual development plan, and explore a variety of potential career paths. Career Journey allows employees to have more meaningful career development conversations with their manager. In addition to training and development programs, we regularly conduct succession planning reviews and have robust performance review and goal setting processes for all employees. We believe this helps employees meet expectations throughout the year while continuing development of their long-term careers at Lennox.

Employee Health and Safety. As part of our effort to attract and retain a competitive workforce, we are committed to ensuring that every employee returns home safe at the end of each day. Safety is our top priority and our safety programs are designed to identify and reduce risks across our operations.

Inclusion and Belonging. We are committed to an inclusive work environment built on a foundation of respect and value for people of different backgrounds, experiences, and perspectives. Our commitment to inclusion and belonging enables all employees to be creative, feel challenged, and thrive, which ultimately allows us to leverage the unique strengths of our employees to deliver innovative products and solutions for our customers.

Our senior leaders, together with our human resources team, are devoted to promoting the above priorities to remain an employer of choice. We regularly conduct anonymous surveys to seek feedback from our employees on a variety of subjects, including safety, communications, inclusion and belonging, management support to succeed within our company, and career growth.

Despite these efforts, we have experienced, and could continue to experience, higher employee turnover, particularly in our manufacturing and distribution locations. As a result, we have made and continue to make strong efforts to recruit qualified talent to the organization.

Environmental Regulation

Our operations are subject to evolving and often increasingly stringent international, federal, state and local laws and regulations concerning the environment. Environmental laws and regulations affect or could affect our operations. We believe we are in substantial compliance with such existing environmental laws and regulations.

Energy Efficiency. The U.S. Department of Energy has numerous active energy conservation rulemakings that impact residential and commercial heating, air conditioning and refrigeration equipment. We are actively involved in U.S. Department of Energy activities related to energy efficiency. In 2023, we successfully updated our lines of HVAC equipment to comply with the latest energy conservation standards from the U.S. Department of Energy. We are prepared to have compliant products in place in advance of the effective dates of all such regulations enacted by the U.S. Department of Energy.

Refrigerants. The use of hydroflurocarbons ("HFCs") as refrigerants for air conditioning and refrigeration equipment is common practice in the HVACR industry and is regulated. We believe we have complied with applicable rules and regulations in various countries governing the use of HFCs. We are an active participant in the ongoing international and domestic dialogue on this subject and believe we are well positioned to react in a timely manner to changes in the regulatory landscape.

In 2020, in response to a global agreement to reduce greenhouse gasses, the bipartisan American Innovation and Manufacturing Act gave the U.S. Environmental Protection Agency ("EPA") authority to regulate HFCs and begin the phase down of refrigerants with a higher global warming potential ("GWP"). Transition to refrigerants with a GWP of 700 or less for most commercial and residential HVAC products became effective January 1, 2025.

Remediation Activity. In addition to affecting our ongoing operations, applicable environmental laws and regulations can impose obligations to remediate hazardous substances at our properties, at properties formerly owned or operated by us and at facilities to which we have sent or send waste for treatment or disposal. We are aware of contamination at some of our facilities; however, based on facts presently known, we do not believe that any future remediation costs at such facilities will be material to our results of operations. For more information, see Note 5 in the Notes to our Consolidated Financial Statements.

In the past, we have received notices that we are a potentially responsible party along with other potentially responsible parties in Superfund proceedings under the Comprehensive Environmental Response, Compensation and Liability Act for cleanup of hazardous substances at certain sites to which the potentially responsible parties are alleged to have sent waste. Based on the facts presently known, we do not believe environmental cleanup costs associated with any Superfund sites about which we have received notice that we are a potentially responsible party will be material to our results of operations.

E-Waste and Related Compliance. Many countries around the world as well as many states in the U.S. have enacted directives, laws, and regulations directed at preventing electrical and electronic equipment waste by encouraging reuse and recycling as well as restricting the use of hazardous products in electrical and electronic equipment. All HVACR products and certain components of such products are potentially subject to these types of requirements. We are not uniquely affected as compared to other manufacturers. We actively monitor the development and evolution of such requirements and believe we are well positioned to comply with such directives in the required time frames.

Available Information

Our web site address is www.lennox.com. We make available, free of charge through our web site, our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, including exhibits, and amendments to those reports filed or furnished pursuant to the Securities Exchange Act of 1934, as amended (the "Exchange Act"), as soon as reasonably practicable after such material is electronically filed with, or furnished to, the Securities and Exchange Commission. The information on our web site is not a part of, or incorporated by reference into, this Annual Report on Form 10-K.

The Securities and Exchange Commission maintains a website at www.sec.gov that contains reports, proxy and information statements, and other information regarding issuers, including Lennox, that file electronically with the Securities and Exchange Commission.

Information about our Executive Officers

Our executive officers, their present positions and their ages are as follows as of February 3, 2026:

Name	Age	Position
Alok Maskara	54	Chief Executive Officer
Michael Quenzer	48	Executive Vice President, Chief Financial Officer
Prakash Bedapudi	59	Executive Vice President, Chief Technology Officer
Monica M. Brown	53	Executive Vice President, Chief Legal Officer and Secretary
Chris A. Kosel	58	Vice President, Chief Accounting Officer, and Controller
Sarah R. Martin	52	Executive Vice President & President, Home Comfort Solutions
Joe Nassab	58	Executive Vice President & President, Building Climate Solutions
Daniel M. Sessa	61	Executive Vice President, Chief Human Resources Officer

Alok Maskara joined Lennox International Inc. as Chief Executive Officer in May 2022. Most recently he served for five years as CEO of Luxfer Holdings PLC, an international industrial company focused on advanced materials. Mr. Maskara also served for nearly a decade as president of several global business units at Pentair PLC, a leading provider of water treatment and sustainable applications. Previously, he held various leadership positions at General Electric Corporation and McKinsey & Company. Mr. Maskara also serves on the board of Franklin Electric (Nasdaq: FELE) a company focused on global water and fluid solutions. Mr. Maskara graduated with a bachelor of technology degree in chemical engineering from the Indian Institute of Technology in 1992 and a master's degree in chemical engineering from the University of New Mexico in 1994. In 2000, he earned an MBA from the Kellogg School of Management at Northwestern University.

Michael Quenzer was appointed Executive Vice President and Chief Financial Officer in January 2024. He joined Lennox in 2004 and has held key leadership roles including Vice President, Investor Relations and Financial Planning and Analysis and Vice President of Finance for the Lennox Building Climate Solutions (Commercial) business segment. Before joining Lennox, he worked at Morningstar Inc. He holds a bachelor's degree in finance from Coastal Carolina University and an MBA and master's degree in accounting from the University of Texas at Dallas.

Prakash Bedapudi was appointed Executive Vice President, Chief Technology Officer in July 2008. He had previously served as Vice President, Global Engineering and Program Management for Trane Inc. Commercial Systems from 2006 through 2008, and as Vice President, Engineering and Technology for Trane's Residential Systems division from 2003 through 2006. Prior to his career at Trane, Mr. Bedapudi served in senior engineering leadership positions for GE Transportation Systems, a division of General Electric Company, and for Cummins Engine Company. He holds a bachelor of science in mechanical/automotive engineering from Karnataka University, India and a master's of science in mechanical/aeronautical engineering from the University of Cincinnati.

Monica M. Brown was appointed Executive Vice President, Chief Legal Officer and Secretary in January 2025. Previously, she served as LII's Vice President, Deputy General Counsel, and Assistant Secretary. During her tenure at Lennox, she has been responsible for a broad range of legal functions, including securities, corporate governance, real estate, and the refrigeration and residential businesses. Prior to starting at Lennox in 2012, she practiced commercial litigation at Jones Day, a multinational law firm, for almost 13 years. She received her bachelor's degree in mathematics from Howard University and has a juris doctor from the University of Texas.

Chris A. Kosel was appointed Vice President, Chief Accounting Officer and Controller in May 2017. He had previously served as Vice President, Business Analysis and Planning for the Company since 2016. He also had served as Vice President, Finance and Controller and Director of Finance for the Company's North America Commercial Business from 2015 to 2016 and Director, Financial Planning and Analysis for the Company's Residential Business Unit from 2014 to 2015. Prior to 2014 he had served as Director, Finance for the Company's Lennox Stores business and Director of the Company's Financial Shared Services function. Prior to joining Lennox, he worked for Ernst & Young. He holds a bachelor's degree in accounting from Texas A&M University. He is also a Certified Public Accountant.

Sarah R. Martin was appointed Executive Vice President & President of LII's Home Comfort Solutions business segment in April 2025. Previously, she served 13 years in various roles at Honeywell International Inc., including as president of Honeywell Sensing & Safety Technologies and Honeywell Advanced Sensing Technologies. Prior to Honeywell, Martin held various commercial and operational leadership roles at CTS Corporation, a global electronics manufacturing service provider. She holds an MBA from the Edinburgh Business School at Heriot Watt University and her master's of art in modern languages and business from Heriot Watt University.

Joe Nassab has been Executive Vice President & President of our Building Climate Solutions business since May 2022. He joined LII in 2010 as Vice President and General Manager of Allied Air. Before joining LII, Mr. Nassab worked for 20 years at General Electric Company in a variety of general management, product management, and marketing leadership roles. Mr. Nassab has a bachelor's degree in finance from the University of Michigan.

Daniel M. Sessa was appointed Executive Vice President, Chief Human Resources Officer in June 2007. He had previously served in numerous senior human resources and legal leadership positions for United Technologies Corporation since 1996, including Vice President, Human Resources for Otis Elevator Company - Americas from 2005 to 2007, Director, Employee Benefits and Human Resources Systems for United Technologies Corporation from 2004 to 2005, and Director, Human Resources for Pratt & Whitney from 2002 to 2004. He holds a bachelor of arts in law and society from the State University of New York at Binghamton and a juris doctor from the Hofstra University School of Law.

Item 1A. *Risk Factors*

The following risk factors and other information included in this Annual Report on Form 10-K should be carefully considered. We believe these are the principal material risks currently facing our business; however, additional risks and uncertainties not presently known to us or that we presently deem less significant may also impair our business operations. If any of the following risks or those disclosed in our other Securities and Exchange Commission filings occurs, our business, financial condition or results of operations could be materially adversely affected.

Business and Operational Risks

We May Not be Able to Compete Favorably in the Competitive HVACR Business.

Substantially all of the markets in which we operate are competitive. The most significant competitive factors we face are product availability, product reliability, energy efficiency, product performance, service, and price, with the relative importance of these factors varying among our product lines. Other factors that affect competition in the HVACR market include the development and application of new technologies, reputation of our company and brands, global supply chain constraints, and new product introductions. In some of the markets in which we compete, such as parts and supplies, distribution, and service of commercial heating and cooling equipment, barriers to entry are lower, which has led to highly competitive markets consisting of various-sized entities, ranging from small or local operators to large regional businesses. We may not be able to adapt to market changes as quickly or effectively as our current and future competitors. Also, the establishment of manufacturing operations in low-cost countries could provide cost advantages to existing and emerging competitors. Some of our competitors may have greater financial resources than we have, allowing them to invest in more extensive research and development and/or marketing activity and making them better able to withstand adverse HVACR market conditions. Current and future competitive pressures may cause us to reduce our prices or lose market share, or could negatively affect our cash flow, all of which could have a material adverse effect on our results of operations. Negative media reports about us or our businesses, whether accurate or inaccurate, could damage our reputation and relationships with our customers and suppliers, cause customers and suppliers to terminate their relationship with us, or impair our ability to effectively compete, which could adversely affect our business, financial condition, results of operations and cash flows.

If We Cannot Successfully Develop and Market New Products or Execute Our Business Strategy, Our Results of Operations Could be Adversely Impacted.

Our future success depends on our continued investment in research and new product development as well as our ability to commercialize new HVACR technological advances in domestic and global markets. The integration of any such new products or technologies into our business may also require the development of new processes and the expenditure of significant financial and operational resources. If we are unable to continue to timely and successfully develop and market new products, achieve technological advances, or extend our business model and technological advances into new markets, our business and results of operations could be adversely impacted.

Lennox operates a direct-to-dealer network, meaning we manufacture products and sell them directly to select, independent home service companies. We rely on our direct sales channel for a substantial portion of our revenue. Our direct-to-dealer network also creates a large installed base of HVACR equipment, and creates opportunities for longer term service, monitoring, solutions, and retrofit revenue. If we are unable to continue to execute our strategy, whether due to changes in economic conditions, a failure to anticipate changing customer needs, entry of new competitors into the low-barrier distribution business, or for any other reason, our revenue could decline, which could in turn adversely impact our product pull-through and our ability to grow revenue.

To remain competitive, we are engaged in various manufacturing rationalization actions designed to achieve our strategic priorities of manufacturing, sourcing, and distribution excellence and of lowering our cost structure. For example, we are continuing to reorganize our North American distribution network in order to better serve our customers' needs by deploying parts and equipment inventory closer to them. In such case, our results of operations and profitability may be negatively impacted, making us less competitive and potentially causing us to lose market share.

Our Ability to Meet Customer Demand and Maintain Profitability may be Limited by Our Single-Location Production Facilities, Reliance on Certain Key Suppliers, and Unanticipated Significant Shifts in Customer Demand.

We manufacture many of our products at single-location production facilities. In certain instances, we heavily rely on suppliers who also may concentrate production in single locations or source unique, necessary products from only one supplier. As a result, any significant interruptions in production at one or more of our facilities or at a facility of one of our key suppliers, any failure to maintain favorable relationships with our suppliers, or any termination of a key supplier relationship, could negatively impact our profitability and ability to deliver our products to our customers.

Further, even with all of our facilities running at full production, we could potentially be unable to fully meet demand during an unanticipated period of exceptionally high demand. This inability to fully meet demand would be exacerbated if a single-location production facility is disrupted due to external factors including, but not limited to, a climate-related disaster, pandemic or epidemic, geopolitical instability, or war. Our inability to meet our customers' demand for our products could have a material adverse effect on our business, financial condition, and results of operations. Conversely, reduced demand for our products and services could unfavorably impact our absorption of fixed costs. Any of these results could materially and adversely affect our business, financial condition, results of operations and cash flows.

Our Results of Operations May Suffer if We Cannot Continue to License or Enforce the Intellectual Property Rights on Which Our Businesses Depend or if Third Parties Assert That We Violate Their Intellectual Property Rights.

We rely upon patent, copyright, trademark and trade secret laws and agreements to establish and maintain intellectual property rights in the products we sell. Our intellectual property rights could be challenged, invalidated, infringed, circumvented, or be insufficient to permit us to take advantage of current market trends or to otherwise provide competitive advantages. Further, the laws of certain countries do not protect proprietary rights to the same extent as the laws of the U.S.

Third parties may also claim that we are infringing upon their intellectual property rights. If we do not license infringed intellectual property or if we are required to substitute similar technology from another source, our operations could be adversely affected. Even if we believe that intellectual property claims are without merit, they can be time consuming, require significant resources and be costly to defend. Claims of intellectual property infringement also might require us to redesign affected products, pay costly damage awards, or face injunctions prohibiting us from manufacturing, importing, marketing, or selling certain of our products. Even if we have agreements to indemnify us, indemnifying parties may be unable or unwilling to do so.

Our Operations Can Be Adversely Affected By Our Ability to Attract, Motivate, Develop, and Retain Our Employees, Labor Shortages and Work Stoppages, Turnover, Labor Cost Increases and Other Labor Relations Problems.

We are committed to attracting, motivating, developing, and retaining our employees to remain an employer of choice. Despite our efforts, we have experienced, and could continue to experience, employee turnover, particularly in our manufacturing and distribution locations. A number of factors may adversely affect the labor force available or increase labor costs, including labor shortages from high employment levels and related competition or labor stoppages due to disputes or strikes. In addition, as of December 31, 2025, approximately 26% of our core workforce locations were unionized. Our Marshalltown, Iowa-based union ratified a five-year labor agreement on November 1, 2021; however, the results of future negotiations with unions are uncertain. If we are unsuccessful in meeting these challenges, our results of operations could be materially impacted.

Artificial Intelligence Technologies Could Present Business, Compliance, and Reputational Risks.

Recent technological advances in artificial intelligence ("AI") and machine-learning technology both present opportunities and pose risks to us. If we fail to keep pace with rapidly evolving technological developments in AI, our competitive position and business results may suffer. We face risk of competitive disadvantage if our competitors more effectively use AI to better serve customers, drive internal efficiencies, and/or create new or enhanced products or services. We have begun to incorporate AI capabilities into our operations and the introduction of these technologies, particularly generative AI, into internal processes, customer engagements, and/or new and existing product offerings may result in new or expanded risks and liabilities, including due to enhanced governmental or regulatory scrutiny, litigation, compliance issues, ethical concerns, confidentiality or security risks, as well as other factors that could adversely affect our business, reputation, and financial results. In addition, our personnel could, unbeknownst to us, improperly utilize AI and machine learning-technology while carrying out their responsibilities. The use of AI in the development of our products and services could also cause loss of intellectual property, as well as subject us to risks related to intellectual property infringement or misappropriation, data privacy and cybersecurity. The use of AI can lead to unintended consequences, including generating content that appears correct but is factually inaccurate, misleading or otherwise flawed, or that results in unintended biases and discriminatory outcomes, which could harm our reputation and business and expose us to risks related to inaccuracies or errors in the output of such technologies. Finally, multiple jurisdictions have either already put in place laws and regulations governing the use of AI, or are considering such laws and regulations. Compliance with these laws, regulations, and industry frameworks may limit our ability to leverage AI or require us to substantially revise our approach to its use.

Industry Risks

Our Financial Performance Is Affected by the Conditions and Performance of the U.S. Construction Industry.

Our business is affected by the performance of the U.S. construction industry. Our sales in the residential and commercial new construction markets correlate to the number of new homes and buildings that are built, which in turn is influenced by cyclical factors such as interest rates, inflation, availability of financing, consumer spending habits and confidence, employment rates and other macroeconomic factors over which we have no control. Our sales may not improve, or improvement may be limited or lower than expected.

Cooler than Normal Summers and Warmer than Normal Winters May Depress Our Sales.

Demand for our products and services is seasonal and strongly affected by the weather. Cooler than normal summers depress our sales of replacement air conditioning and refrigeration products and services. Similarly, warmer than normal winters have the same effect on our heating products and services. Extreme weather events, conditions, and water scarcity, as a result of climate change or other factors, may exacerbate fluctuations in typical weather patterns, creating financial risks to our business.

Price Volatility for Commodities and Components We Purchase or Significant Supply Interruptions Could Have an Adverse Effect on Our Cash Flow or Results of Operations.

We depend on raw materials, such as steel, copper and aluminum, and components purchased from third parties to manufacture our products. Some of these third-party suppliers are located outside of the U.S. We generally concentrate purchases for a given raw material or component with a small number of suppliers. If a supplier is unable or unwilling to meet our supply requirements, including suffering any disruptions at its facilities or in its supply chain, we could experience supply interruptions or cost increases, either of which could have an adverse effect on our results of operations. For example, disruptions have occurred due to supplier capacity constraints, labor shortages, port congestion, logistical problems, the COVID-19 pandemic, and other issues. Some of these disruptions have resulted in supply chain constraints affecting our business including our ability to timely produce and ship our products.

Similarly, suppliers of components that we purchase for use in our products may be affected by rising material costs and inflation and pass these increased costs on to us. Although we regularly pre-purchase a portion of our raw materials at fixed prices each year to hedge against price increases, an increase in raw materials prices not covered by our fixed price arrangements could significantly increase our cost of goods sold and negatively impact our margins if we are unable to effectively pass such price increases on to our customers. Alternatively, if we increase our prices in response to increases in the prices or quantities of raw materials or components or if we encounter significant supply interruptions, our competitive position could be adversely affected, which may result in depressed sales and profitability.

Additionally, the effects of extreme weather events and natural disasters, long-term changes in temperature levels, water availability, increased cost for decarbonizing process heating, supply costs impacted by increasing energy costs, or energy costs impacted by carbon prices or offsets, as a result of climate change or other factors, may exacerbate supply chain constraints and disruption. Resulting supply chain constraints have required, and may continue to require, in certain instances, alternative delivery arrangements and increased costs and could have a material adverse effect on our business and operations.

In addition, we use derivatives to hedge price risk associated with forecasted purchases of certain raw materials. Our hedged prices could result in paying higher or lower prices for commodities as compared to the market prices for those commodities when purchased.

We May Incur Substantial Costs as a Result of Product Liability, Warranty Claims, or Recalls.

The development, manufacture, sale, and use of our products involve warranty and product liability claims and other liabilities and risks for the installation, use, and service of our products. Our product liability insurance coverage may not be sufficient to cover claims or damage awards or we may not be able to obtain such insurance on acceptable terms in the future, if at all, or obtain insurance that will provide adequate coverage against potential claims. Product liability claims can be expensive to defend, regardless of the ultimate outcome. A significant unsuccessful product liability defense could have a material adverse effect on our financial condition and results of operations.

In addition, for some of our HVACR products, we provide warranty terms ranging from one to 20 years to customers for certain components such as compressors or heat exchangers. Warranty claims are not covered by our product liability insurance and certain product liability claims may also not be covered by our product liability insurance. For certain limited products, we used to provide lifetime warranties. Warranties of such extended lengths pose a risk to us as actual future costs may exceed our current estimates of those costs. Warranty expense is recorded on the date that revenue is recognized and requires significant assumptions about what costs will be incurred in the future. We may be required to record material adjustments to accruals and expense in the future if actual costs for these warranties are different from our assumptions. Our product warranty liability was $167.2 million as of December 31, 2025.

We maintain strict quality controls and procedures. However, we cannot be certain that these controls and procedures will reveal defects in our products or their component parts or raw materials, which may not become apparent until after the products have been placed in use in the market. Accordingly, there is a risk that products will have defects that could require a product recall or field corrective action, either voluntarily or at the direction of a governmental authority. Product recalls and field corrective actions can be expensive to implement and may damage our reputation, customer relationships and market share.

Further, our business depends on the strong brand reputations we have developed. If a reputation is damaged due to actual, potential, or perceived product and service quality issues, we may face difficulty maintaining our market share and pricing with respect to some of our products, which could reduce our sales and profitability.

Legal, Tax, and Regulatory Risks

Changes in Environmental and Climate-Related Legislation, Government Regulations, or Policies Could Have an Adverse Effect on Our Results of Operations.

The sales, gross margins, and profitability for each of our segments could be directly impacted by changes in legislation, government regulations, or policies (collectively, "LRPs") relating to global climate change and other environmental initiatives and concerns. These LRPs, implemented under global, national, and sub-national climate objectives or policies, can include changes in environmental and energy efficiency standards and tend to target the global warming potential of refrigerants and hydrofluorocarbons, equipment energy efficiency, and combustion of fossil fuels as a heating source. Many of our products consume energy and use refrigerants and hydroflurocarbons. LRPs that seek to reduce greenhouse gas emissions may require us to make increased capital expenditures to develop or market new products to meet new LRPs. Further, our customers and the markets we serve may impose emissions or other environmental standards through LRPs or consumer preferences that may require additional time, capital investment, or technological advancement. Our inability or delay in developing or marketing products that match customer demand while also meeting applicable LRPs may negatively impact our financial condition and results of operations.

There continues to be a lack of consistent climate legislation and regulations, which creates economic and regulatory uncertainty. Such regulatory uncertainty could adversely impact the demand for energy efficient buildings and could increase costs of compliance. Additionally, the extensive and frequently changing legislation and regulations could impose increased liability for remediation costs and civil or criminal penalties in cases of non-compliance. Because these laws are subject to change, we are unable to predict the future costs resulting from environmental compliance. Likewise, a failure to comply with any current or future sustainability-related reporting requirements, as established by U.S. and international regulators, may result in loss of business, regulatory penalties, litigation, and/or reputational damage. Further, we may face adverse reputational risks due to our products and manufacturing operations consuming energy or using refrigerants and hydroflurocarbons.

Stakeholders are increasingly scrutinizing environmental, social and governance ("ESG") practices, and stakeholders' expectations regarding ESG practices are diverse, rapidly changing, and sometimes in conflict. If we are unable to satisfy the evolving ESG-related expectations of certain stakeholders, particularly as it relates to climate change, we may suffer reputational harm, which may cause our stock price to decrease or cause certain investors and financial institutions not to purchase our securities or provide us with capital or credit on favorable terms, which may cause our cost of capital to increase. In addition, our reputation and customer relationships may be damaged as a result of practices that could be associated with ESG, including as it relates to climate-related disclosures. A failure or perceived failure by us in this regard may damage our reputation and adversely affect our results of operations and financial condition.

Changes in Tax Laws and Interpretations Could Adversely Impact our Effective Tax Rates and Financial Results.

We are subject to income taxes in the U.S. as well as certain foreign jurisdictions. Tax laws and regulations are continuously evolving with corporate tax reform, base-erosion efforts, global minimum tax, and increased transparency continuing to be high priorities in many tax jurisdictions in which we operate. We continue to monitor new tax legislation or other developments since significant changes in tax legislation, or in the interpretation of existing legislation, could materially and adversely affect our financial condition and results of operations.

Certain countries in which we have operations have implemented, or are in the process of implementing, legislation or practices inspired by the base erosion and profit shifting project undertaken by the Organization for Economic Co-operation and Development ("OECD"). In December 2021, the OECD issued its guidance on the Global Anti-Base Erosion ("GloBE") rules with the purpose of ensuring multinational companies pay a minimum level tax on the income generated in each of the jurisdictions where they operate ("Pillar Two"). In December 2022, the European Council attained a consensus on Pillar Two to implement a global minimum corporate tax rate of 15%, and many European Union and G20 countries began incorporating and implementing OECD guidelines in 2024. Our effective tax rate for 2025 incorporates our estimated Pillar Two tax liability. We are continuing to evaluate the potential impact on future periods of the Pillar Two framework, pending legislative adoption by individual countries, as such changes could result in an increase in our effective tax rate.

Further, the increased scrutiny of international tax arrangements and continuous changes to countries' tax legislation may also affect the policies and decisions of tax authorities with respect to certain income tax and transfer pricing positions taken by the Company in prior or future periods. We are regularly subject to audits by tax authorities, and such audits could result in changes in our tax reserves for our historic or future tax positions and transfer pricing policies, which could significantly adversely impact our effective tax rates and financial results.

For more information, see Note 12 in the Notes to our Consolidated Financial Statements.

Changes in U.S. Trade Policy, Including the Imposition of Tariffs and the Resulting Consequences, Could Have an Adverse Effect on Our Results of Operations.

The U.S. government has made changes in U.S. trade policy over the past several years. These changes include renegotiating and terminating certain existing bilateral or multi-lateral trade agreements, such as the U.S.-Mexico-Canada Agreement ("USMCA"), and initiating tariffs on certain foreign goods from a variety of countries. In addition, the U.S. presidential administration has imposed increased tariffs on imports from Canada and Mexico for goods not covered by the USMCA. The USMCA is subject to review and renewal in 2026, and there can be no assurance that any newly negotiated terms in the USMCA will not adversely affect our business or operations. These changes in U.S. trade policy have led, and may again lead, to foreign governments enacting responsive trade policies that increase the difficulty or cost of doing international business or trade. As a consequence, the sales, gross margins, and profitability for each of our segments could be directly impacted by changes in tariffs and trade agreements.

We cannot predict the extent to which the U.S. or other countries will impose new or additional quotas, duties, tariffs, taxes, non-tariff barriers, or other similar restrictions upon the import or export of our products in the future, nor can we predict future trade policy or the terms of any renegotiated trade agreements and their impact on our business. The continuing adoption or expansion of trade restrictions, the occurrence of trade tensions, or other governmental actions related to tariffs or trade agreements or trade policies, may negatively affect demand for our products, costs, customers, suppliers, and the U.S. economy, which in turn could have a material adverse effect on our business, results of operations, and financial condition.

Our Reputation, Ability to Do Business, and Results of Operations Could be Impaired By Improper Conduct By Any of Our Employees, Agents, or Business Partners.

We are subject to regulation under a wide variety of U.S. federal and state and non-U.S. laws, regulations and policies (including those related to tariffs and trade barriers, investments, taxation, exchange controls, employment regulations, anti-corruption, anti-bribery, export and import compliance, anti-trust and money laundering). In particular, the U.S. Foreign Corrupt Practices Act and similar anti-bribery laws in other jurisdictions generally prohibit companies and their intermediaries from making improper payments to government officials for the purpose of obtaining or retaining business, and we operate in many parts of the world that have experienced government corruption to some degree. We cannot provide assurance our internal controls will always protect us from, or identify any, improper conduct of our employees, agents and business partners. Any such violation of law or improper actions could subject us to civil or criminal investigations in the U.S. and other jurisdictions, could lead to substantial civil or criminal, monetary and non-monetary penalties and related shareholder lawsuits, could lead to increased costs of compliance, and could damage our reputation, our business and results of operations.

We are Subject to Claims, Lawsuits, and Other Litigation That Could Have an Adverse Effect on Our Results of Operations.

In addition to product liability and warranty claims as described above, we are involved in various claims and lawsuits incidental to our business, including those involving intellectual property infringement, labor relations, alleged exposure to asbestos-containing materials, and environmental matters, some of which claim significant damages. Estimates related to our claims and lawsuits, including estimates for asbestos-related claims and related insurance recoveries, involve numerous uncertainties. Given the inherent uncertainty of litigation and estimates, we cannot be certain that existing claims or litigation or any future adverse legal developments will not have a material adverse impact on our financial condition.

General Risk Factors

Global General Business, Economic and Market Conditions Could Adversely Affect Our Financial Performance and Limit Our Access to the Capital Markets.

Our business may be materially and adversely impacted by changes in U.S. or global economic conditions, including recessions, economic downturns, inflation, deflation, fluctuations in interest rates, consumer spending rates, energy availability and commodity prices, and the effects of governmental initiatives to manage economic conditions. Disruptions in U.S. or global financial and credit markets or increases in the costs of capital may also have an adverse impact on our business. The tightening, unavailability or increased cost of credit adversely affects the ability of our customers to obtain financing for significant purchases and operations, resulting in a decrease in sales of our products and services and may impact the ability of our customers to make payments to us. Similarly, tightening of available credit may adversely affect our supplier base and increase the potential for one or more of our suppliers to experience financial distress or bankruptcy. Our business may also be adversely affected by future decreases in the general level of economic activity and increases in borrowing costs, which may cause our customers to cancel, decrease or delay their purchases of our products and services.

If financial markets were to deteriorate, or costs of capital were to increase significantly due to a lowering of our credit ratings, prevailing industry conditions, the volatility of the capital markets or other factors, we may be unable to obtain new financing on acceptable terms, or at all. A deterioration in our financial performance could also limit our future ability to access amounts currently available under our Credit Agreement or to issue notes pursuant to our commercial paper program, as more fully described below.

We cannot predict the likelihood, duration, or severity of any future disruption in financial markets or any adverse economic conditions in the U.S. and other countries.

Extraordinary Events Beyond our Control, Including Conflicts, Wars, Natural Disasters, Public Health Crises, Terrorist Acts, or Other Civil or Political Disruptions, Could Negatively Impact our Business, Which May Affect our Financial Condition, Results of Operations or Cash Flows.

External disruptions, including, but not limited to, conflicts, wars, natural disasters (the nature and severity of which may be impacted by climate change), public health crises, terrorist acts, or other civil or political disruptions, may cause significant damage or disruption to our operations, employees, facilities, systems, suppliers, supply chain, distributors, resellers, or customers in the U.S. and internationally for extended periods of time and could also affect demand for our products. The extent to which any extraordinary event impacts us depends on numerous factors and future developments that we are not able to predict, including the duration and scope of the event; governmental, business, and individuals' actions in response to the event; our ability to maintain sufficient qualified personnel; global supply chain disruptions caused by the event; and the impact on economic activity, including financial market instability.

Our International Operations Subject Us to Risks Related to Foreign Currencies Fluctuations and Other Risks.

We earn revenue, pay expenses, own assets, and incur liabilities in countries using currencies other than the U.S. dollar including the Canadian dollar, the Mexican peso, and the Euro. Our Consolidated Financial Statements are presented in U.S. dollars and we translate revenue, income, expenses, assets, and liabilities into U.S. dollars at exchange rates in effect during or at the end of each reporting period. Therefore, increases or decreases in the value of the U.S. dollar relative to other currencies may affect our net operating revenues, operating income and the value of balance sheet items denominated in foreign currencies. Because of the geographic diversity of our operations, weaknesses in some currencies might be offset by strengths in others over time. However, we cannot assure that fluctuations in foreign currency exchange rates, particularly the strengthening of the U.S. dollar against major currencies, would not materially affect our financial results.

In addition to the currency exchange risks inherent in operating in foreign countries, our international sales and operations are also sensitive to changes in foreign national priorities, including government budgets, as well as to geopolitical and economic instability. Net sales outside of the U.S. comprised approximately 7% of our total net sales in 2025. International transactions may involve increased financial and legal risks due to differing legal systems and customs in foreign countries. The ability to manage these risks could be difficult and may limit our operations and make the manufacture and sale of our products internationally more difficult, which could negatively affect our business and results of operations.

Cyber Attacks and Other Disruptions or Misuse of Information Systems We Rely Upon Could Affect Our Ability to Conduct Our Business Effectively.

Our information systems and those of our business partners are important to our business activities. We also outsource various information systems, including data management, to third-party service providers. Despite our security measures as well as those of our business partners and third-party service providers, the information systems we rely upon may be vulnerable to interruption or damage from cyber attacks, computer viruses, worms or other destructive or disruptive software, process breakdowns, denial of service attacks, malicious social engineering or other malicious activities, or any combination thereof. Further, as AI technologies advance, new and increasingly sophisticated attack methods are emerging, including fraud involving impersonation technologies or other forms of generative AI that enhance the scale, frequency, and effectiveness of cyber threats. Attempts have been made to attack our information systems, but we do not believe that material harm has resulted. While we have implemented controls and taken other preventative actions to strengthen these systems against future attacks, we can give no assurance that these controls and preventative actions will be effective. Any breach of data security could result in a disruption of our services, improper disclosure of personal data or confidential information, or online fraud or cybertheft, which could harm our reputation, require us to expend resources to remedy such a security breach or defend against further attacks, or subject us to liability under laws that protect personal data, resulting in increased operating costs or loss of revenue.

We May Not be Able to Successfully Integrate and Operate Businesses that We May Acquire nor Realize the Anticipated Benefits of Strategic Relationships We May Form.

From time to time, we may seek to complement or expand our businesses through strategic acquisitions, joint ventures, and strategic relationships. For example, in 2025, we completed the acquisition of Duro Dyne and Supco. The success of this and any other transactions will depend, in part, on our ability to timely identify those relationships, negotiate and close the transactions and then integrate, manage, and operate those businesses profitably. If we are unable to successfully complete these actions, we may not realize the anticipated benefits associated with such transactions, which could adversely affect our business and results of operations.

Item 1B. *Unresolved Staff Comments*

None.

Item 1C. *Cybersecurity*

Risk Management and Strategy

We manage cybersecurity risk through three core teams: cybersecurity engineering, data privacy, and a security operation center. These teams are responsible for overseeing data safety during new system and infrastructure deployments, maintaining appropriate cybersecurity controls, and monitoring, documenting and investigating any anomalies affecting employees, suppliers, and customers. Our IT security controls are designed to align with the NIST (National Institute of Standards and Technology) standards and are tested on an ongoing basis. These controls and procedures include processes that oversee and identify cybersecurity risks associated with third-party service providers that we engage, as described below. For instance, we conduct risk and compliance assessments of third-party service providers that request access to our information assets. To support our internal risk management structure, we use third-party specialists to monitor for emerging threats, conduct vulnerability scans and analysis including simulated hacker attacks, and audit our cybersecurity framework. We also maintain an information security risk insurance policy in the event of a security breach. Our internal audit function also performs independent testing on aspects of the operations of our cybersecurity program and the supporting controls based upon its risk-based internal audit plan and reports the results of these audits in its periodic reports to the Audit Committee.

Leadership receives training on how to respond to ransomware events and participates in breach simulations at least once a year. Additionally, employees throughout the organization support LII's risk management efforts by participating in mandatory cybersecurity training at least once a year, ongoing awareness campaigns, and quarterly simulated phishing attempts.

To our knowledge, LII's business strategy, results of operations and financial condition have not been materially affected by risks from cybersecurity threats within the last three years, including as a result of previously identified cybersecurity incidents. However, we cannot provide assurance that they will not be materially affected in the future by such risks or any future material incidents. For more information on our cybersecurity related risks, see Item 1A, "Risk Factors."

Governance

Our Chief Technology Officer is ultimately responsible for overseeing all cybersecurity management, including the three core teams mentioned above, and reports to the Board of Directors twice a year on our cybersecurity tactical responses and strategic roadmap. The entire Board of Directors reviews significant cybersecurity risks and works with the Audit Committee to address enterprise risk management processes and policies.

At the management level, our Data Protection & Cybersecurity Steering Committee ("DPCSC") meets on a quarterly basis. The DPCSC includes representatives from communications, ethics and compliance, human resources, information technology, corporate audit, legal, risk, privacy, and sourcing. This committee is responsible for overseeing LII's data protection and cybersecurity policies and procedures. These cybersecurity policies and procedures include an IT security and privacy incident response plan to notify the appropriate parties, including our Chief Technology Officer, our Disclosure Committee, and our Board of Directors, in a timely manner.

Our Chief Technology Officer has served in the role since 2008, and has more than 15 years of experience in developing and executing large enterprise data privacy and cyber security roadmaps at publicly-traded companies. He holds undergraduate and graduate degrees in engineering. Our Vice President, Information Technology, has served in the role since 2003, and has more than 35 years of cybersecurity experience. He holds an undergraduate degree in computer science.

Item 2. *Properties*

The following chart lists our principal domestic and international manufacturing, distribution and office facilities as of December 31, 2025 and indicates the business segment that uses such facilities, the approximate size of such facilities and whether such facilities are owned or leased. Also included in the chart are large warehouses that hold significant inventory balances.

Location	Segment	Type or Use of Facility	Approx. Sq. Ft. (In thousands)	Owned/Leased
Saltillo, Mexico	Home Comfort Solutions	Manufacturing & Distribution	1,081	Owned
Marshalltown, IA	Home Comfort Solutions	Manufacturing & Distribution	1,000	Owned & Leased
Orangeburg, SC	Home Comfort Solutions	Manufacturing & Distribution	900	Owned & Leased
Grenada, MS	Home Comfort Solutions	Manufacturing & Distribution	395	Owned & Leased
Romeoville, IL	Home Comfort Solutions	Distribution & Office	697	Leased
Annville, PA	Home Comfort Solutions	Distribution	453	Leased
Glendale, AZ	Home Comfort Solutions	Distribution	342	Leased
McDonough, GA	Home Comfort Solutions	Distribution	254	Leased
Grove City, OH	Home Comfort Solutions	Distribution	279	Leased
Concord, NC	Home Comfort Solutions	Distribution	248	Leased
Denver, CO	Home Comfort Solutions	Distribution	144	Leased
Harahan, LA	Home Comfort Solutions	Distribution & Office	83	Leased
West Columbia, SC	Home Comfort Solutions	Research & Development	63	Owned
North Kansas City, MO	Home Comfort Solutions	Distribution & Office	59	Leased
Mendota Heights, MN	Home Comfort Solutions	Distribution	59	Leased
DFW Airport, TX	Home Comfort Solutions & Building Climate Solutions	Distribution	580	Leased
Eastvale, CA	Home Comfort Solutions & Building Climate Solutions	Distribution	377	Leased
Brampton, Canada	Home Comfort Solutions & Building Climate Solutions	Distribution	251	Leased
Bayshore, NY	Home Comfort Solutions & Building Climate Solutions	Manufacturing & Distribution	232	Leased
Houston, TX	Home Comfort Solutions & Building Climate Solutions	Distribution	204	Leased
Orlando, FL	Home Comfort Solutions & Building Climate Solutions	Distribution	173	Leased
Calgary, Canada	Home Comfort Solutions & Building Climate Solutions	Distribution	145	Leased
East Fife, WA	Home Comfort Solutions & Building Climate Solutions	Distribution	112	Leased
Huntersville, NC	Home Comfort Solutions & Building Climate Solutions	Distribution & Office	61	Owned
Tifton, GA	Building Climate Solutions	Manufacturing & Distribution	825	Owned & Leased
Saltillo, Mexico	Building Climate Solutions	Manufacturing & Distribution	820	Owned
Edgerton, KS	Building Climate Solutions	Distribution	763	Leased
Stuttgart, AR	Building Climate Solutions	Manufacturing	750	Owned
Stone Mountain, GA	Building Climate Solutions	Manufacturing & Business Unit Headquarters	139	Owned
Jessup, PA	Building Climate Solutions	Distribution	130	Leased
Norcross, GA	Building Climate Solutions	Distribution & Office	95	Leased
Tallassee, AL	Building Climate Solutions	Distribution & Office	81	Leased
Medley, FL	Building Climate Solutions	Distribution	70	Leased
Indianapolis, IN	Building Climate Solutions	Distribution	69	Leased

Location	Segment	Type or Use of Facility	Approx. Sq. Ft. (In thousands)	Owned/Leased
Wheeling, WV	Building Climate Solutions	Manufacturing	67	Leased
Richardson, TX	Corporate and Other	Corporate Headquarters	375	Owned
Carrollton, TX	Corporate and Other	Research & Development	323	Owned & Leased
Chennai, India	Corporate and Other	Research & Development & Office	172	Leased

In addition to the properties described above, we lease numerous facilities in the U.S. and worldwide for use as sales offices, service offices, district and regional warehouses, and Lennox Stores. We routinely evaluate our facilities to ensure adequate capacity, effective cost structure, and consistency with our business strategy. We believe that our properties are in good condition, suitable and adequate for their present requirements and that our principal manufacturing plants are generally adequate to meet our production needs.

Item 3. *Legal Proceedings*

We are involved in a number of claims and lawsuits incident to the operation of our businesses. Insurance coverages are maintained and estimated costs are recorded for such claims and lawsuits. It is management's opinion that none of these claims or lawsuits will have a material adverse effect, individually or in the aggregate, on our financial position, results of operations or cash flows. For more information, see Note 5 in the Notes to the Consolidated Financial Statements.

Item 4. *Mine Safety Disclosures*

Not applicable.

PART II

Item 5. *Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities*

Market Information for Common Stock

Our common stock is listed for trading on the New York Stock Exchange under the symbol "LII."

Holders of Common Stock

As of the close of business on February 3, 2026, approximately 459 holders of record held our common stock.

Comparison of Total Stockholder Return

The following graph compares the cumulative total returns of LII's common stock with the cumulative total returns of the Standard & Poor's 500 Index, a broad index of large U.S. companies of which the Company is a part, and with a revised peer group of U.S. industrial manufacturing and service companies in the HVACR businesses. The graph assumes that $100 was invested on December 31, 2020, with dividends reinvested. Our revised peer group includes AAON, Inc., Carrier Global Corp., CSW Industrials, Inc., Trane Technologies plc, and Watsco, Inc. ("New Peer Group"). AAON, Inc., Carrier Global Corp., Johnson Controls International plc, Trane Technologies plc, and Watsco, Inc. represent our previous peer group ("Old Peer Group"). The change from the Old Peer Group to the New Peer Group is being made to better reflect companies relevant to our current business.



This performance graph and other information furnished under this Comparison of Total Stockholder Return section shall not be deemed to be "soliciting material" or to be "filed" with the Securities and Exchange Commission or subject to Regulation 14A or 14C, or to the liabilities of Section 18 of the Exchange Act.

Our Purchases of Company Equity Securities

Since the inception of our share repurchase program in 2008, our Board of Directors has authorized a total of $5 billion to repurchase shares of our common stock (collectively referred to as the "Share Repurchase Plans"), including an incremental $1.0 billion share repurchase authorization in May 2025. The Share Repurchase Plans permit shares to be repurchased in a variety of methods, including open market purchases, accelerated share repurchases, or other privately negotiated transactions. As of December 31, 2025, $1,009.6 million is available to repurchase shares under the Share Repurchase Plans.

In the fourth quarter of 2025, we purchased shares of our common stock as follows:

	Total Number of Shares Purchased	Average Price Paid per Share (including fees)	Total Number of Shares Purchased As Part of Publicly Announced Plans	Approximate Dollar Value of Shares that may yet be Purchased under our Share Repurchase Plans (in millions) [1]
October 1 through October 31	200,052	$ 499.56	200,052	$ 1,059.6
November 1 through November 30	106,151	$ 471.03	106,151	$ 1,009.6
December 1 through December 31	—	$ —	—	$ 1,009.6
	306,203		306,203	

[1] Since the inception of the Share Repurchase Plans in 2008, the Board has authorized share repurchases in an amount not to exceed $5.0 billion. The Share Repurchase Plans do not have an expiration date. See Note 6 in the Notes to the Consolidated Financial Statements for further details.

Item 6. [*Reserved*]

Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations*

The following discussion should be read in conjunction with the other sections of this report, including the Consolidated Financial Statements and related Notes to the Consolidated Financial Statements in Item 8, "Other Financial Statement Details," of this Annual Report on Form 10-K.

Forward-Looking Statements

This Annual Report on Form 10-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Exchange Act that are based on information currently available to management as well as management's assumptions and beliefs as of the date hereof. All statements, other than statements of historical fact, included in this Annual Report on Form 10-K constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by the words "may," "will," "should," "plan," "predict," "anticipate," "believe," "intend," "estimate" and "expect" and similar expressions. Statements that are not historical should also be considered forward-looking statements. Such statements reflect our current views with respect to future events. Readers are cautioned not to place undue reliance on these forward-looking statements. We believe these statements are based on reasonable assumptions; however, such statements are inherently subject to risks and uncertainties, including but not limited to the specific uncertainties discussed elsewhere in this Annual Report on Form 10-K and the risk factors set forth in Item 1A. Risk Factors in this Annual Report on Form 10-K. These risks and uncertainties may affect our performance and results of operations. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may differ materially from those in the forward-looking statements. We disclaim any intention or obligation to update or review any forward-looking statements or information, whether as a result of new information, future events or otherwise unless required by law.

The following are some of the factors that could cause actual results to differ materially from those expressed or implied in forward-looking statements:

- competition in the HVACR business;
- our ability to successfully develop and market new products or execute our business strategy, including the implementation of price increases for products and services;
- our ability to meet and anticipate customer demands;
- our ability to continue to license or enforce our intellectual property rights;
- our ability to attract, motivate, develop and retain our employees, as well as labor relations problems;
- artificial intelligence technologies;
- a decline in new construction activity and related demand for our products and services;
- the impact of weather on our business;
- the impact of higher raw material prices and significant supply interruptions;
- product liability, warranty claims, or recalls;
- changes in environmental and climate-related legislation or government regulations or policies;
- changes in tax legislation;
- the impact of new or increased trade tariffs;
- improper conduct by any of our employees, agents, or business partners;
- litigation risks;
- general economic conditions in the U.S. and abroad;
- extraordinary events beyond our control, such as conflicts, wars, natural disasters, public health crises, terrorist acts, or other civil or political disruptions;
- risks associated with our international operations;
- cyber attacks and other disruptions or misuse of information systems; and
- our ability to successfully realize, complete and integrate acquisitions.

Business Overview

We operate in two reportable business segments of the HVACR industry, Home Comfort Solutions and Building Climate Solutions. In addition to the two major business segments, Corporate and Other is also reported as a segment. For more detailed information regarding our reportable segments, see Note 3 in the Notes to the Consolidated Financial Statements.

In the fourth quarter of 2023, we completed the sale of our European businesses. The European businesses were presented with the Corporate and Other business segment until their divestiture.

In October 2025, we completed the acquisition of Duro Dyne and Supco, a robust portfolio of HVAC parts and supplies that complement our existing residential and commercial offerings. Duro Dyne is reported in our Business Climate Solutions segment, and Supco is reported in our Home Comfort Solutions segment.

In October 2023, we completed the acquisition of AES, which is included in our Building Climate Solutions segment. AES is a company dedicated to service and sustainability in the light commercial markets across North America.

We sell our products and services through a combination of direct sales, distributors and company-owned stores. The demand for our products and services is seasonal and can be significantly impacted by the weather. Warmer than normal summer temperatures generate demand for replacement air conditioning and refrigeration products and services, and colder than normal winter temperatures have a similar effect on heating products and services. Conversely, cooler than normal summers and warmer than normal winters depress the demand for HVACR products and services. In addition to weather, demand for our products and services is influenced by national and regional economic and demographic factors, such as interest rates, the availability of financing, regional population and employment trends, new construction, general economic conditions and consumer spending habits and confidence. A substantial portion of the sales in each of our business segments is attributable to replacement business, with the balance comprised of new construction business.

The principal elements of cost of goods sold are components, raw materials, factory overhead, labor, estimated costs of warranty expense and freight and distribution costs. The principal raw materials used in our manufacturing processes are steel, aluminum and copper. In recent years, pricing volatility for these commodities and related components has impacted us and the HVACR industry in general. We seek to mitigate the impact of certain commodity price volatility through a combination of pricing actions, vendor contracts, improved production efficiency and cost reduction initiatives. We also partially mitigate volatility in the prices of these commodities by entering into futures contracts and fixed forward contracts.

In the fourth quarter of 2025, we changed the method of accounting for our inventories from last-in-first-out ("LIFO") to first-in-first-out ("FIFO"). We believe the FIFO method is preferable because it more closely matches the physical flow of materials through purchasing, receiving, warehousing, production and order fulfillment, it results in a more consistent method to value inventory across the Company, and it improves comparability with industry peers. This change increased Retained Earnings by $106.6 million as of January 1, 2023, and increased net income by $1.1 million and $4.2 million for the years ended December 31, 2023 and 2024, respectively. All prior amounts have been adjusted.

Financial Highlights

- Net sales decreased $146 million, or 3%, to $5,195 million in 2025 from $5,341 million in 2024.
- Operating income in 2025 was $1,042 million compared to $1,040 million in 2024.
- Net income in 2025 decreased to $806 million from $811 million in 2024.
- Diluted earnings per share was $22.79 per share in 2025 compared to $22.66 per share in 2024.
- We generated $758 million of cash flow from operating activities in 2025 compared to $946 million in 2024.
- We returned $173 million to shareholders through dividend payments and repurchased $482 million as part of our Share Repurchase Plans in 2025.

Recent Developments

On July 4, 2025, the One Big Beautiful Bill Act (the "OBBBA") was enacted into law, introducing significant changes to corporate income tax rates and deductions. For fiscal year 2025, the OBBBA did not have a material impact on our effective tax rate. We continue to evaluate the future impact of the OBBBA for those provisions that are effective after fiscal year 2025.

Overview of Results

The Home Comfort Solutions segment experienced a 7% decrease in net sales and a $32 million decrease in segment profit in 2025 as compared to 2024 primarily driven by lower sales volumes. Our Building Climate Solutions segment saw an increase in net sales of 5% and a $33 million increase in segment profit in 2025 compared to 2024, primarily due to favorable price and mix.

Results of Operations

The following table provides a summary of our financial results, including information presented as a percentage of net sales (dollars in millions):

	For the Years Ended December 31,					
	2025		**2024**		**2023**	
	Dollars	**Percent**	**Dollars**	**Percent**	**Dollars**	**Percent**
Net sales	$5,195.3	100.0 %	$5,341.3	100.0 %	$4,981.9	100.0 %
Cost of goods sold	3,460.5	66.6 %	3,563.8	66.7 %	3,432.7	68.9 %
Gross profit	1,734.8	33.4 %	1,777.5	33.3 %	1,549.2	31.1 %
Selling, general and administrative expenses	681.4	13.1 %	730.6	13.7 %	705.5	14.2 %
Losses (gains) and other expenses, net	12.0	0.2 %	12.9	0.2 %	8.5	0.2 %
Restructuring charges	6.8	0.1 %	—	— %	3.1	0.1 %
Impairment on assets held for sale	—	— %	—	— %	63.2	1.3 %
Loss (gain) on sale of businesses	(0.9)	— %	1.5	— %	(14.1)	(0.3)%
Income from equity method investments	(6.0)	(0.1)%	(7.9)	(0.1)%	(8.5)	(0.2)%
Operating income	$1,041.5	20.0 %	$1,040.4	19.5 %	$ 791.5	15.9 %
Net income	$ 805.8	15.5 %	$ 811.1	15.2 %	$ 591.2	11.9 %

Year Ended December 31, 2025 Compared to Year Ended December 31, 2024 - Consolidated Results

Net Sales

Net sales decreased 3% in 2025 compared to 2024 as lower sales volumes of 13% were partially offset by favorable price and mix of 9% and a 1% increase in sales volumes due to our fourth quarter acquisition of Duro Dyne and Supco.

Gross Profit

Gross profit margins for 2025 increased 10 basis points ("bps") to 33.4% compared to 33.3% in 2024. Gross profit margin increased 290 bps from higher price and favorable mix, which was partially offset by 160 bps from higher products costs and 120 bps from higher freight and distribution costs.

Selling, General and Administrative Expenses

SG&A expenses decreased by $49 million in 2025 compared to 2024. As a percentage of net sales, SG&A expenses decreased 60 bps from 13.7% to 13.1% in the same periods, primarily due to lower employee-related costs including reduced incentive compensation and reduced discretionary expenses.

Losses and Other Expenses, Net

Losses and other expenses, net for 2025 and 2024 included the following (in millions):

	For the Years Ended December 31,	
	2025	**2024**
Foreign currency exchange (gains) losses	(10.5)	7.7
Loss (gain) on disposal of fixed assets	1.1	(2.1)
Acquisition costs	10.3	—
Other operating loss	0.2	0.5
Environmental liabilities and special litigation charges	10.9	6.8
Losses and other expenses, net (pre-tax)	$ 12.0	$ 12.9

Foreign currency exchange gains increased in 2025 primarily due to changes in foreign exchange rates in our primary markets. Acquisition costs are related to the acquisition of Duro Dyne and Supco. The acquisition occurred in the fourth quarter of 2025. The Environmental liabilities and special litigation charges in 2025 relate to estimated remediation costs at some of our facilities and outstanding legal settlements including asbestos. Refer to Note 5 in the Notes to the Consolidated Financial Statements for more information on litigation, including asbestos-related litigation, and environmental liabilities.

Restructuring Charges

There were $6.8 million in restructuring charges in 2025 to realize SG&A and distribution efficiencies. There were no charges in 2024. For more information on our restructuring activities, see Note 7 in the Notes to the Consolidated Financial Statements.

Goodwill

We performed a qualitative impairment analysis and noted no indicators of goodwill impairment for the year ended December 31, 2025. Refer to Note 9 in the Notes to the Consolidated Financial Statements for more information on goodwill.

Income from Equity Method Investments

Investments over which we do not exercise control but have significant influence are accounted for using the equity method of accounting. Income from equity method investments was $6 million in 2025 as compared to $8 million in 2024.

Interest Expense, net

Net interest expense of $41 million in 2025 increased slightly from $39 million in 2024 primarily due to increased borrowings as a result of decreased cash flow.

Income Taxes

The income tax provision was $191 million in 2025 compared to $188 million in 2024, and the effective tax rate was 19.2% in 2025 compared to 18.8% in 2024. The 2025 and 2024 effective tax rates differ from the statutory rate of 21% primarily due to foreign taxes. Refer to Note 12 in the Notes to the Consolidated Financial Statements for more information on income taxes.

Year Ended December 31, 2025 Compared to Year Ended December 31, 2024 - Results by Segment

Home Comfort Solutions

The following table presents our Home Comfort Solutions segment's net sales and profit for 2025 and 2024 (dollars in millions):

	For the Years Ended December 31,		Difference	% Change
	2025	2024		
Net sales	$ 3,343.4	$ 3,577.1	$ (233.7)	(7)%
Segment profit	$ 728.5	$ 760.5	$ (32.0)	(4)%
% of net sales	21.8 %	21.3 %		

Net sales decreased 7% in 2025 compared to 2024 as a 17% decrease in sales volumes was partially offset by a 10% increase in price and mix.

Segment profit in 2025 decreased $32 million compared to 2024 primarily due to $224 million reduction in sales volumes, $64 million increase in product costs and factory inefficiencies, and $47 million in higher freight and distribution costs. Partially offsetting these decreases was $256 million in favorable price and mix and $47 million from improvement in other costs, including selling expenses.

Building Climate Solutions

The following table presents our Building Climate Solutions segment's net sales and profit for 2025 and 2024 (dollars in millions):

	For the Years Ended December 31,			
	2025	2024	Difference	% Change
Net sales	$ 1,851.9	$ 1,764.2	$ 87.7	5 %
Segment profit	$ 434.2	$ 401.7	$ 32.5	9 %
% of net sales	23.4 %	22.8 %		

Net sales increased 5% in 2025 compared to 2024 due to an 8% increase in favorable price and mix and a 2% increase in sales volumes from our Duro Dyne acquisition, which were partially offset by a 5% decrease in sales volumes.

Segment profit in 2025 increased $33 million compared to 2024 due to $100 million from price and mix benefit. Partially offsetting this increase was $31 million in lower sales volumes, a $16 million increase in product costs, net of factory efficiencies, and $20 million from inflation in distribution and selling as well as other discretionary spend.

Corporate and Other

The following table presents our Corporate and Other segment's net sales and loss for 2025 and 2024 (dollars in millions):

	For the Years Ended December 31,			
	2025	2024	Difference	% Change
Net sales	$ —	$ —	$ —	N/A
Loss	$ (105.0)	$ (120.3)	$ 15.3	(13)%

Corporate and Other costs decreased $15 million in 2025 as compared to 2024, primarily due to lower employee costs, including reduced incentive compensation, as well as improved productivity in consultant spending.

Year Ended December 31, 2024 Compared to Year Ended December 31, 2023 - Consolidated Results

Net Sales

Net sales increased 7% in 2024 compared to 2023 as higher sales volumes of 8%, favorable price and mix of 3% and an increase of sales volumes of 1% from our AES acquisition were partially offset by a 5% reduction in sales due to the fourth quarter 2023 sale of our European businesses.

Gross Profit

Gross profit margins for 2024 increased 220 bps to 33.3% compared to 31.1% in 2023. Gross profit margin increased 250 bps from higher price and favorable mix, which was partially offset by 30 bps from higher freight and distribution costs and product costs.

Selling, General and Administrative Expenses

SG&A expenses increased by $25 million in 2024 compared to 2023. As a percentage of net sales, SG&A expenses decreased 50 bps from 14.2% to 13.7% in the same periods, primarily due to higher employee-related costs including increased incentive compensation, which was partially offset by a $62 million reduction in SG&A expenses from our 2023 divestiture of our European businesses.

Losses and Other Expenses, Net

Losses and other expenses, net for 2024 and 2023 included the following (in millions):

	For the Years Ended December 31,	
	2024	**2023**
Realized losses on settled futures contracts	$ —	$ 0.1
Foreign currency exchange losses (gains)	7.7	(4.3)
Gain on disposal of fixed assets	(2.1)	(0.5)
Other operating income (loss)	0.5	(1.6)
Net change in unrealized gains on unsettled futures contracts	—	(0.1)
Environmental liabilities and special litigation charges	6.8	15.6
Other items, net	—	(0.7)
Losses and other expenses, net	$ 12.9	$ 8.5

The net change in unrealized (gains) losses on unsettled futures contracts was due to changes in commodity prices relative to the unsettled futures contract prices. For more information on our derivatives, see Note 9 in the Notes to the Consolidated Financial Statements. Foreign currency exchange losses increased in 2024 primarily due to changes in foreign exchange rates in our primary markets. Environmental liabilities and special litigation charges in 2024 relate to estimated remediation costs at some of our facilities and outstanding legal settlements including asbestos. Refer to Note 5 in the Notes to the Consolidated Financial Statements for more information on litigation, including asbestos-related litigation, and environmental liabilities.

Restructuring Charges

There were no restructuring charges in 2024 compared to $3.1 million in 2023. Charges in 2023 were related to the reorganization or removal of duplicative headcount and infrastructure. For more information on our restructuring activities, see Note 7 in the Notes to the Consolidated Financial Statements.

Goodwill

We performed a qualitative impairment analysis and noted no indicators of goodwill impairment for the year ended December 31, 2024. Refer to Note 9 in the Notes to the Consolidated Financial Statements for more information on goodwill. In 2023, we recorded a $2.3 million impairment of goodwill related to our agreement to sell our European commercial HVAC and refrigeration businesses.

Asset Impairments

We did not have any impairments of assets in 2024. In the third quarter of 2023, we recorded a $22.6 million impairment of property, plant and equipment related to our agreement to sell our European commercial HVAC and refrigeration businesses.

Income from Equity Method Investments

Investments over which we do not exercise control but have significant influence are accounted for using the equity method of accounting. Income from equity method investments was $8 million in 2024 consistent with 2023.

Interest Expense, net

Net interest expense of $39 million in 2024 decreased from $52 million in 2023 primarily due to decreased borrowings as a result of increased cash flow.

Income Taxes

The income tax provision was $188 million in 2024 compared to $148 million in 2023, and the effective tax rate was 18.8% in 2024 compared to 20.0% in 2023. The 2024 and 2023 effective tax rates differ from the statutory rate of 21% primarily due to foreign taxes. Refer to Note 12 in the Notes to the Consolidated Financial Statements for more information on income taxes.

Year Ended December 31, 2024 Compared to Year Ended December 31, 2023 - Results by Segment

Home Comfort Solutions

The following table presents our Home Comfort Solutions segment's net sales and profit for 2024 and 2023 (dollars in millions):

	For the Years Ended December 31,			
	2024	**2023**	**Difference**	**% Change**
Net sales	$ 3,577.1	$ 3,222.9	$ 354.2	11%
Segment profit	$ 760.5	$ 611.6	$ 148.9	24%
% of net sales	21.3 %	19.0 %		

Net sales increased 11% in 2024 compared to 2023 due to a 7% increase in volume and a 4% increase in price and mix.

Segment profit in 2024 increased $149 million compared to 2023 primarily due to $122 million from higher price and favorable mix, $90 million from higher sales volumes and $9 million from factory productivity and favorable product costs. Partially offsetting these increases were $37 million from higher SG&A costs, $20 million from higher freight and distribution costs, $9 million from unfavorable foreign currency, and $6 million from miscellaneous other items.

Building Climate Solutions

The following table presents our Building Climate Solutions segment's net sales and profit for 2024 and 2023 (dollars in millions):

	For the Years Ended December 31,			
	2024	**2023**	**Difference**	**% Change**
Net sales	$ 1,764.2	$ 1,511.4	$ 252.8	17%
Segment profit	$ 401.7	$ 340.8	$ 60.9	18%
% of net sales	22.8 %	22.5 %		

Net sales increased 17% in 2024 compared to 2023 primarily due to a 9% increase in sales volumes, a 3% increase in higher price and favorable mix, and a 5% increase in sales volumes from our AES acquisition.

Segment profit in 2024 increased $61 million compared to 2023 primarily due to $44 million from higher sales volumes, $39 million from price and mix benefit, and $15 million from our AES acquisition. Partially offsetting these increases were $28 million in expenses from higher factory inefficiencies, which includes costs related to the ramp up of our new facility in Mexico, slightly higher product costs, and $9 million of inflationary wage impacts.

Corporate and Other

The following table presents our Corporate and Other segment's net sales and loss for 2024 and 2023 (dollars in millions):

	For the Years Ended December 31,			
	2024	**2023**	**Difference**	**% Change**
Net sales	$ —	$ 247.6	$ (247.6)	(100)%
Loss	$ (120.3)	$ (93.9)	$ (26.4)	28 %

Net sales decreased $248 million and segment loss increased $26 million in 2024 as compared to 2023. Our European businesses, which were sold in 2023, generated net sales of $248 million and a profit of $7 million in 2023. Excluding our European business, Corporate and Other costs increased $19 million in 2024 as compared to 2023 primarily due to higher incentive compensation and other employee costs and wage inflation.

Accounting for Futures Contracts

Realized gains and losses on settled futures contracts are a component of segment profit (loss). Unrealized gains and losses on unsettled futures contracts are excluded from segment profit (loss) as they are subject to changes in fair value until their settlement date. Both realized and unrealized gains and losses on futures contracts are a component of Losses (gains) and other expenses, net in the accompanying Consolidated Statements of Operations. See Note 9 of the Notes to Consolidated Financial Statements for more information on our derivatives and Note 3 of the Notes to the Consolidated Financial Statements for more information on our segments and for a reconciliation of segment profit to operating income.

Liquidity and Capital Resources

Our working capital and capital expenditure requirements are generally met through internally generated funds, bank lines of credit and our commercial paper program. Working capital needs are generally greater in the first and second quarters due to the seasonal nature of our business cycle.

Statement of Cash Flows

The following table summarizes our cash flow activity for the years ended December 31, 2025, 2024 and 2023 (in millions):

	2025	2024	2023
Net cash provided by operating activities	$ 757.6	$ 945.7	$ 736.2
Net cash used in investing activities	$ (655.6)	$ (174.4)	$ (319.7)
Net cash used in financing activities	$ (465.7)	$ (418.6)	$ (406.2)

Net Cash Provided By Operating Activities - Net cash provided by operating activities decreased $188 million to $758 million in 2025 compared to $946 million in 2024. The decrease was primarily attributable to an increase in net working capital of $217 million.

Net Cash Used In Investing Activities - Net cash used in investing activities increased $481 million from 2024 to 2025 primarily due to $545 million related to our acquisition of Duro Dyne and Supco, which was partially offset by lower capital expenditures. Capital expenditures were $119 million, $164 million and $250 million in 2025, 2024 and 2023, respectively. Capital expenditures in 2025 were primarily related to the expansion of our manufacturing capacity equipment and investments in systems and software to support the overall enterprise.

Net Cash Used In Financing Activities - Net cash used in financing activities was $466 million in 2025 and $419 million in 2024. The increase was primarily due to share repurchases in 2025, offset by higher net debt borrowings. We repurchased $482 million and $54 million in 2025 and 2024, respectively, as part of our Share Repurchase Plans. There were no repurchases in 2023. We also returned $173 million to shareholders through dividend payments in 2025.

Debt Position

The following table details our lines of credit and financing arrangements as of December 31, 2025 (in millions):

	Outstanding Borrowings
Commercial paper:	$ 226.0
Current maturities of long-term debt:	
Finance lease obligations	$ 18.3
Total current maturities of long-term debt	$ 18.3
Long-term debt:	
Finance lease obligations	$ 50.6
Term loan	300.0
Senior unsecured notes	800.0
Debt issuance costs	(6.5)
Total long-term debt	$ 1,144.1
Total debt	$ 1,388.4

Commercial Paper Program

On October 25, 2023, we established a commercial paper program (the "Program"), as a replacement to our Asset Securitization Program which expired in November 2023, pursuant to which we may issue short-term, unsecured commercial paper notes (the "CP Notes") under the exemption from registration contained in Section 4(a)(2) of the Securities Act. Amounts available under the Program may be borrowed, repaid, and re-borrowed from time to time, with the aggregate face or principal amount of the CP Notes outstanding under the Program at any time not to exceed $500.0 million. The CP Notes have maturities of up to 397 days from the date of issue and rank pari passu with all of our other unsecured and unsubordinated indebtedness. The net proceeds from issuances of the CP Notes are typically used for general corporate purposes. Our revolving credit facility serves as a liquidity backstop for the repayment of CP Notes outstanding under the Program. There are $226.0 million in CP Notes outstanding under the Program as of December 31, 2025.

Credit Agreement

On May 9, 2025, we entered into an Amendment and Restatement Agreement (the "Credit Agreement") to our existing unsecured revolving credit facility with JPMorgan Chase Bank, N.A., as administrative agent, and the other lenders party thereto. Our Credit Agreement consists of a $1.0 billion unsecured revolving credit facility with an option to increase the revolving commitments by up to $350 million at our request, subject to the terms and conditions of the Credit Agreement. We had no outstanding borrowings as well as $1.7 million committed to standby letters of credit as of December 31, 2025. Subject to covenant limitations, $772.3 million was available for future borrowings after taking into consideration outstanding borrowings under the Program. The Credit Agreement includes a subfacility for swingline loans of up to $65.0 million. The Credit Agreement will expire and outstanding loans will be required to be repaid in May 2030, unless maturity is extended by the lenders pursuant to two one-year extension options that we may request under the Credit Agreement.

Term Loan

On October 16, 2025, we entered into a Term Credit Agreement (the "Term Credit Agreement") with Wells Fargo Bank, National Association, as administrative agent, and the other lenders party thereto. We borrowed $300.0 million pursuant to the Term Credit Agreement and used the net proceeds to repay existing borrowings under the Credit Agreement. The Term Credit Agreement matures on October 16, 2027. Loans under the Term Credit Agreement bear interest at our election at a rate per annum equal to (i) a forward-looking term rate based on the secured overnight financing rate for the applicable interest period ("Term SOFR"), plus an applicable margin ranging between 0.90% and 1.025% per annum depending on our long-term unsecured debt rating, or (ii) the highest of the Wells Fargo Bank, National Association prime rate, the Federal Funds rate plus

0.50%, and Term SOFR for a one month tenor in effect on such day plus 1.00%, plus an applicable margin ranging between 0.00% and 0.025% per annum depending on our long-term unsecured debt rating.

The Term Credit Agreement contains customary covenants and events of default that are substantially similar to the existing covenants and events of default in our Credit Agreement.

Senior Unsecured Notes

In September 2023, we issued $500.0 million of senior unsecured notes, which will mature in September 2028 (the "2028 Notes") with interest being paid semi-annually in March and September at 5.50%. In July 2020, we issued senior unsecured notes for $300.0 million, which will mature on August 1, 2027 (the "2027 Notes" and collectively with the 2028 Notes, the "Notes") with interest being paid semi-annually in February and August at 1.70% per annum. On August 1, 2025, we repaid upon maturity $300.0 million of our 1.35% senior unsecured notes due in 2025 that were originally issued in 2020.

Financial Leverage

We periodically review our capital structure, including our primary bank facility, to ensure the appropriate levels of liquidity and leverage and to take advantage of favorable interest rate environments or other market conditions. We consider various other financing alternatives and may, from time to time, access the capital markets.

We also evaluate our debt-to-capital and debt-to-EBITDA ratios to determine, among other considerations, the appropriate targets for capital expenditures and share repurchases under our Share Repurchase Plans. Our book value of debt-to-total-capital ratio decreased to 54% at December 31, 2025 compared to 57% at December 31, 2024.

As of December 31, 2025, our senior credit ratings were Baa1 with a stable outlook, and BBB with a stable outlook, by Moody's Investors Service, Inc. ("Moody's") and Standard & Poor's Rating Group ("S&P"), respectively. The security ratings are not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time by the assigning rating agency. Each rating should be evaluated independently of any other rating. Our goal is to maintain investment grade ratings from Moody's and S&P to help ensure the capital markets remain available to us.

Liquidity

We believe our cash and cash equivalents of $34.2 million, future cash generated from operations and available future borrowings are sufficient to fund our operations, planned capital expenditures, future contractual obligations, share repurchases, anticipated dividends and other needs in the foreseeable future. Included in our cash and cash equivalents as of December 31, 2025 was $9 million of cash held in foreign locations, although that amount can fluctuate significantly depending on the timing of cash receipts and payments. Our cash and cash equivalents held in foreign locations is generally available for use in our U.S. operations and could be subject to foreign withholding taxes and U.S. state taxes.

No contributions are required to be made to our U.S. defined benefit plans in 2026. We made $7.6 million in total contributions to our pension plans in 2025.

Dividend payments were $173 million in 2025 compared to $160 million in 2024. On May 22, 2025, our Board of Directors approved a 13% increase in our quarterly dividend on common stock from $1.15 to $1.30 per share effective with the July 2025 dividend payment.

Delaware law limits the ability to pay dividends to surplus or, if there is no surplus, out of net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year. In addition, stock repurchases can only be made out of surplus and only if our capital would not be impaired.

We expect capital expenditures of approximately $250 million in 2026 for general capital improvement projects.

Financial Covenants related to our Debt

The Credit Agreement and Term Credit Agreement (the "Credit Facilities") are guaranteed by the Guarantor Subsidiaries (as defined below) and contain customary covenants applicable to us and our subsidiaries including limitations on indebtedness, liens, dividends, stock repurchases, mergers and sales of all or substantially all of our assets. In addition, the Credit Facilities each contain a financial covenant requiring us to maintain, as of the last day of each fiscal quarter for the four prior fiscal quarters, a Total Net Leverage Ratio of no more than 3.50 to 1.00 (or, at our election, on up to two occasions following a material acquisition, 4.00 to 1.00).

Our Credit Facilities contains customary events of default. These events of default include nonpayment of principal or other amounts, material inaccuracy of representations and warranties, breach of covenants, default on certain other indebtedness or receivables securitizations (cross default), certain voluntary and involuntary bankruptcy events and the occurrence of a change in control. A cross default under our Credit Facilities could occur if:

- We fail to pay any principal or interest when due on any other indebtedness or receivables securitization exceeding $75.0 million; or
- We are in default in the performance of, or compliance with any term of any other indebtedness in an aggregate principal amount exceeding $75.0 million, or any other condition exists which would give the holders the right to declare such indebtedness due and payable prior to its stated maturity.

Each of our major debt agreements contains provisions by which a default under one agreement causes a default in the others (a cross default). If a cross default under our Credit Facilities or our senior unsecured notes were to occur, it could have a wider impact on our liquidity than might otherwise occur from a default of a single debt instrument or lease commitment.

If any event of default occurs and is continuing, the administrative agent, or lenders with a majority of the aggregate commitments, may require the administrative agent to terminate our right to borrow under our Credit Agreement and accelerate amounts due under our Credit Facilities (except for a bankruptcy event of default, in which case such amounts will automatically become due and payable and the lenders' commitments will automatically terminate).

In the event of a credit rating downgrade below investment grade resulting from a change of control, holders of our senior unsecured notes will have the right to require us to repurchase all or a portion of the senior unsecured notes at a repurchase price equal to 101% of the principal amount of the notes, plus accrued and unpaid interest, if any. The notes are guaranteed, on a senior unsecured basis, by the Guarantor Subsidiaries. The indenture governing the notes contains covenants that, among other things, limit our ability and the ability of the subsidiary guarantors to: create or incur certain liens; enter into certain sale and leaseback transactions; and enter into certain mergers, consolidations and transfers of substantially all of our assets. The indenture also contains a cross default provision which is triggered if we default on other debt of at least $75 million in principal which is then accelerated, and such acceleration is not rescinded within 30 days of the notice date.

We are currently in compliance with all covenant requirements.

Leasing Commitments

Refer to Note 5 in the Notes to the Consolidated Financial Statements for more details on our leasing commitments.

Guarantees related to our Debt Obligations

Our senior unsecured notes were issued by Lennox International Inc. (the "Parent") and are unconditionally guaranteed by certain of our subsidiaries (the "Guarantor Subsidiaries") and are not secured by our other subsidiaries. The Guarantor Subsidiaries are 100% owned and consolidated, all guarantees are full and unconditional, and all guarantees are joint and several.

The following combined Parent and Guarantor Subsidiaries financial information is presented as of December 31, 2025 and for the year ended December 31, 2025 (in millions):

	December 31, 2025
Current assets	$ 1,676.4
Non-current assets	1,824.9
Current liabilities	1,000.7
Non-current liabilities	1,689.4
Amounts due to non-Guarantor Subsidiaries	(463.7)

	For the Year Ended December 31, 2025
Net sales	$ 5,113.8
Gross profit	1,324.4
Net income	406.3

Off Balance Sheet Arrangements

We have no off-balance sheet arrangements that we believe may have a material current or future effect on our financial condition, liquidity or results of operations.

Contractual Obligations

Contractual obligations arise in the normal course of business and include debt and related interest payments, leases, purchase obligations, pension and post-retirement benefits and warranty liabilities. For additional information regarding our contractual obligations, see Note 5 of the Notes to the Consolidated Financial Statements. See Note 10 of the Notes to the Consolidated Financial Statements for more information on our pension and post-retirement benefits obligations. See Note 13 of the Notes to the Consolidated Financial Statements for more information on our debt obligations.

Fair Value Measurements

Fair value is the price that would be received to sell an asset or the price paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date and requires consideration of our creditworthiness when valuing certain liabilities. Our framework for measuring fair value is based on a three-level hierarchy for fair value measurements.

The three-level fair value hierarchy for disclosure of fair value measurements is defined as follows:

Level 1 - Quoted prices for *identical* instruments in active markets at the measurement date.

Level 2 - Quoted prices for *similar* instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs and significant value drivers are *observable* in active markets at the measurement date and for the anticipated term of the instrument.

Level 3 - Valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are *unobservable* inputs that reflect the reporting entity's own assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances.

Where available, the fair values were based upon quoted prices in active markets. However, if quoted prices were not available, then the fair values were based upon quoted prices for similar assets or liabilities or independently sourced market parameters, such as credit default swap spreads, yield curves, reported trades, broker/dealer quotes, interest rates and benchmark securities. For assets and liabilities without observable market activity, if any, the fair values were based upon discounted cash flow methodologies incorporating assumptions that, in our judgment, reflect the assumptions a marketplace participant would use. Valuation adjustments to reflect either party's creditworthiness and ability to pay were incorporated into our valuations, where appropriate, as of December 31, 2025 and 2024, the measurement dates. See Note 16 of the Notes to the Consolidated Financial Statements for more information on the assets and liabilities measured at fair value.

Market Risk

Commodity Price Risk

We enter into commodity futures contracts to stabilize prices expected to be paid for raw materials and parts containing high copper and aluminum content. These contracts are for quantities equal to or less than quantities expected to be consumed in future production. Fluctuations in metal commodity prices impact the value of the futures contracts that we hold. When metal commodity prices rise, the fair value of our futures contracts increases. Conversely, when commodity prices fall, the fair value of our futures contracts decreases. Information about our exposure to metal commodity price market risks and a sensitivity analysis related to our metal commodity hedges is presented below (in millions):

Notional amount (pounds of aluminum and copper)		87.6
Carrying amount and fair value of net asset	$	23.6
Change in fair value from 10% change in forward prices	$	13.2

Refer to Note 9 of the Notes to the Consolidated Financial Statements for additional information regarding our commodity futures contracts.

Interest Rate Risk

Our results of operations can be affected by changes in interest rates due to variable rates of interest on our debt facilities, cash, cash equivalents and short-term investments. A 10% adverse movement in the levels of interest rates across the entire yield curve would have resulted in an increase to pre-tax interest expense of approximately $1.1 million, $0.9 million and $2.3 million for the years ended December 31, 2025, 2024 and 2023, respectively.

From time to time, we may use an interest rate swap hedging strategy to eliminate the variability of cash flows in a portion of our interest payments. This strategy, when employed, allows us to fix a portion of our interest payments when interest rates are low. As of December 31, 2025 and 2024, no interest rate swaps were in effect.

Foreign Currency Exchange Rate Risk

Our results of operations are affected by changes in foreign currency exchange rates. Net sales and expenses in foreign currencies are translated into U.S. dollars for financial reporting purposes based on the average exchange rate for the period. Our primary exposure to foreign currencies are the Canadian dollar, Mexican Peso, and the Euro. During 2025, 2024 and 2023, net sales from outside the U.S. represented 7%, 6% and 11%, respectively, of our total net sales. For the years ended December 31, 2025, 2024, and 2023, foreign currency transaction gains and losses did not have a material impact to our results of operations. A 10% change in foreign exchange rates would have had an estimated $5.8 million, $2.6 million and $5.6 million impact to net income for the years ended December 31, 2025, 2024 and 2023, respectively.

We seek to mitigate the impact of currency exchange rate movements on certain short-term transactions by periodically entering into foreign currency forward contracts. By entering into forward contracts, we lock in exchange rates that would otherwise cause losses should the U.S. dollar appreciate and gains should the U.S. dollar depreciate. Refer to Note 9 of the Notes to the Consolidated Financial Statements for additional information regarding our foreign currency forward contracts.

Critical Accounting Estimates

A critical accounting estimate is one that requires difficult, subjective or complex estimates and assessments and is fundamental to our results of operations and financial condition. The following describes our critical accounting estimate related to product warranties and product-related contingencies and how we develop our judgments, assumptions and estimates about future events and how such policies can impact our financial statements. This discussion and analysis should be read in conjunction with our Consolidated Financial Statements and related Notes in "Item 8. Financial Statements and Supplementary Data."

Product Warranties and Product-Related Contingencies

The estimate of our liability for future warranty costs requires us to make assumptions about the amount, timing and nature of future product-related costs. Some of the warranties we issue extend 10 years or more in duration and a relatively small adjustment to an assumption may have a significant impact on our overall liability.

From time to time, we may also incur costs to repair or replace installed products experiencing quality issues in order to satisfy our customers and protect our brand. These product-related costs may not be covered under our warranties and are not covered by insurance.

We periodically review the assumptions used to determine the liabilities for product warranties and product-related contingencies and we adjust our assumptions based upon factors such as actual failure rates and cost experience. Numerous factors could affect actual failure rates and cost experience, including the amount and timing of new product introductions, changes in manufacturing techniques or locations, components or suppliers used. Should actual costs differ from our estimates, we may be required to adjust the liabilities and to record expense in future periods. See Note 5 in the Notes to the Consolidated Financial Statements for more information on our product warranties and product-related contingencies.

Recent Accounting Pronouncements

See Note 2 in the Notes to the Consolidated Financial Statements for disclosure of recent accounting pronouncements and the potential impact on our financial statements and disclosures.

Item 7A. *Quantitative and Qualitative Disclosures About Market Risk*

The information required by this item is included under the caption "Market Risk" in Item 7 above.

Item 8. *Financial Statements and Supplementary Data*

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. As defined by the Securities and Exchange Commission, internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Consolidated Financial Statements in accordance with U.S. generally accepted accounting principles.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management, including our Chief Executive Officer and Chief Financial Officer, has undertaken an assessment of the effectiveness of the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in *Internal Control - Integrated Framework* (2013) by the Committee of Sponsoring Organizations of the Treadway Commission. Management's assessment included an evaluation of the design of the Company's internal control over financial reporting and testing of the operational effectiveness of those controls.

Based on this assessment, management concluded that as of December 31, 2025, the Company's internal control over financial reporting was effective.

Ernst & Young LLP, the independent registered public accounting firm that audited the Company's Consolidated Financial Statements, has issued an audit report including an opinion on the effectiveness of our internal control over financial reporting as of December 31, 2025, a copy of which is included herein.

To the Stockholders and the Board of Directors of Lennox International Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of Lennox International Inc. and subsidiaries (the Company) as of December 31, 2025, the related consolidated statements of operations, comprehensive income (loss), stockholders' equity (deficit) and cash flows for the year then ended, and the related notes and Schedule II – Valuation and Qualifying Accounts and Reserves listed in the Index at Item 15 for the year ended December 31, 2025 (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2025, and the results of its operations and its cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated February 17, 2026 expressed an unqualified opinion thereon.

Change in Accounting Principle
As discussed in Note 2 to the consolidated financial statements, the Company has elected to change its method of accounting for certain inventories to the first-in, first-out ("FIFO") method effective October 1, 2025, with retrospective application to all periods presented.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Product Warranty Liability

<table>
<tr>
<td>Description of the Matter</td>
<td>As of December 31, 2025, the Company's product warranty liability was $167.2 million. As discussed in Note 2 to the consolidated financial statements, the Company accrues for product warranty liabilities based on the estimated future costs to repair or replace products under warranty.</td>
</tr>
<tr>
<td></td>
<td>Auditing the product warranty liability is complex and involves subjective auditor judgment in assessing the assumptions used to estimate the product warranty liability, specifically, the estimated failure rates and estimated cost per failure.</td>
</tr>
<tr>
<td>How We Addressed the Matter in Our Audit</td>
<td>We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over the Company's process for estimating the product warranty liability. We tested the Company's controls that address the risk of material misstatement related to the determination of the product warranty liability, including the key assumptions related to the estimates of the failure rates and the cost of failures, and the completeness and accuracy of data used in the model developed by management.</td>
</tr>
<tr>
<td></td>
<td>To test the product warranty liability, our audit procedures included, among others, evaluating the key assumptions and the underlying data used by the Company in developing the liability estimate. As management utilizes historical trends in failure rates and average cost of failures relative to its product categories and warranty terms, we evaluated management's methodology for determining the failure rate and cost of failure assumptions by comparing these key assumptions to trends observed in historical Company claims data. We also performed sensitivity analyses to determine the effect of changes in assumptions, where appropriate. We also tested completeness and accuracy of underlying claims data used in management's estimation calculations and performed recalculations to evaluate the accuracy of the model used by management to determine the estimate.</td>
</tr>
</table>

/s/ Ernst & Young LLP

We have served as the Company's auditor since 2025.

Dallas, Texas

February 17, 2026

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of Lennox International Inc.

Opinion on Internal Control Over Financial Reporting

We have audited Lennox International Inc. and subsidiaries' internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Lennox International Inc. and subsidiaries (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheet of the Company as of December 31, 2025, the related consolidated statements of operations, comprehensive income (loss), stockholders' equity (deficit) and cash flows for the year then ended, and the related notes and Schedule II – Valuation and Qualifying Accounts and Reserves listed in the Index at Item 15 for the year ended December 31, 2025, and our report dated February 17, 2026, expressed an unqualified opinion thereon.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Ernst & Young LLP

Dallas, Texas

February 17, 2026

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors
Lennox International Inc.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheet of Lennox International Inc. and subsidiaries (the Company) as of December 31, 2024, the related consolidated statements of operations, comprehensive income (loss), stockholders' equity (deficit), and cash flows for each of the years in the two-year period ended December 31, 2024, and the related notes and Schedule II – Valuation and Qualifying Accounts and Reserves (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2024, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ KPMG LLP

We served as the Company's auditor from 2002 to 2025.

Dallas, Texas
February 11, 2025, except for the effects of the change in accounting principle related to inventories described in Note 2, as to which the date is February 17, 2026

LENNOX INTERNATIONAL INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
(In millions, except shares and par values)

	As of December 31,	
	2025	**2024 As Adjusted**
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 34.2	$ 415.1
Short-term investments	0.5	7.2
Accounts and notes receivable, net of allowances of $8.5 and $17.8 in 2025 and 2024, respectively	578.8	661.1
Inventories, net	1,152.6	853.0
Other current assets	137.7	96.0
Total current assets	1,903.8	2,032.4
Restricted cash equivalents	18.5	—
Property, plant and equipment, net of accumulated depreciation of $1,043.9 and $956.8 in 2025 and 2024, respectively	887.2	800.1
Right-of-use assets from operating leases	356.3	327.2
Goodwill	497.2	220.0
Intangible assets, net, net of accumulated amortization of $38.3 and $30.7 in 2025 and 2024, respectively	273.0	45.1
Deferred income taxes	12.9	75.1
Other assets, net	132.9	120.1
Total assets	$ 4,081.8	$ 3,620.0
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Commercial paper	$ 226.0	$ —
Current maturities of long-term debt	18.3	314.5
Current operating lease liabilities	88.9	73.4
Accounts payable	438.0	490.0
Accrued expenses	374.2	435.4
Income taxes payable	46.4	—
Total current liabilities	1,191.8	1,313.3
Long-term debt	1,144.1	833.1
Long-term operating lease liabilities	293.4	267.6
Pensions	18.7	18.9
Other liabilities	270.7	225.0
Total liabilities	2,918.7	2,657.9
Commitments and contingencies		
Stockholders' equity:		
Preferred stock, $0.01 par value, 25,000,000 shares authorized, no shares issued or outstanding	—	—
Common stock, $0.01 par value, 200,000,000 shares authorized, 87,170,197 shares issued	0.9	0.9
Additional paid-in capital	1,243.0	1,213.3
Retained earnings	4,891.1	4,262.7
Accumulated other comprehensive loss	(48.5)	(93.7)
Treasury stock, at cost, 52,374,147 shares and 51,573,986 shares for 2025 and 2024, respectively	(4,923.4)	(4,421.1)
Total stockholders' equity	1,163.1	962.1
Total liabilities and stockholders' equity	$ 4,081.8	$ 3,620.0

The accompanying notes are an integral part of these Consolidated Financial Statements.

LENNOX INTERNATIONAL INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS
(In millions, except per share data)

	For the Years Ended December 31,		
	2025	**2024 As Adjusted**	**2023 As Adjusted**
Net sales	$ 5,195.3	$ 5,341.3	$ 4,981.9
Cost of goods sold	3,460.5	3,563.8	3,432.7
Gross profit	1,734.8	1,777.5	1,549.2
Operating expenses:			
Selling, general and administrative expenses	681.4	730.6	705.5
Losses and other expenses, net	12.0	12.9	8.5
Restructuring charges	6.8	—	3.1
Impairment on assets held for sale	—	—	63.2
(Gain) loss on sale from previous dispositions	(0.9)	1.5	(14.1)
Income from equity method investments	(6.0)	(7.9)	(8.5)
Operating income	**1,041.5**	**1,040.4**	**791.5**
Pension settlements	0.4	0.4	0.8
Interest expense, net	40.9	38.7	51.7
Other expense, net	3.4	1.9	0.1
Income before income taxes	996.8	999.4	738.9
Provision for income taxes	191.0	188.3	147.7
Net income	**$ 805.8**	**$ 811.1**	**$ 591.2**
Earnings per share – Basic:	$ 22.89	$ 22.78	$ 16.65
Earnings per share – Diluted:	$ 22.79	$ 22.66	$ 16.58
Weighted Average Number of Shares Outstanding - Basic	35.2	35.6	35.5
Weighted Average Number of Shares Outstanding - Diluted	35.4	35.8	35.7

The accompanying notes are an integral part of these Consolidated Financial Statements.

LENNOX INTERNATIONAL INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(In millions)

	For the Years Ended December 31,					
		2025		2024 As Adjusted		2023 As Adjusted
Net income	$	805.8	$	811.1	$	591.2
Other comprehensive income (loss):						
Foreign currency translation adjustments		27.1		(35.6)		11.9
Reclassification of foreign currency translation upon sale of businesses		—		—		15.8
Net change in pension and post-retirement benefit liabilities		(2.5)		(2.9)		(1.5)
Reclassification of pension and post-retirement benefit losses into earnings		1.4		1.4		5.5
Reclassification of pension adjustments upon sale of businesses		—		—		(1.8)
Pension settlements		0.4		0.4		0.8
Share of equity method investments other comprehensive income		(0.2)		(0.2)		1.1
Net change in fair value of cash flow hedges		44.3		(0.2)		3.2
Reclassification of cash flow hedge (gains) losses into earnings		(21.0)		0.9		0.4
Other comprehensive income (loss), before tax	$	49.5	$	(36.2)	$	35.4
Tax expense		(4.3)		(0.6)		(1.7)
Other comprehensive income (loss), net of tax		45.2		(36.8)		33.7
Comprehensive income	$	851.0	$	774.3	$	624.9

The accompanying notes are an integral part of these Consolidated Financial Statements.

LENNOX INTERNATIONAL INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)
For the Years Ended December 31, 2025, 2024 and 2023
(In millions, except per share data)

	Common Stock Issued	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Treasury Stock at Cost		Total Stockholders' Equity (Deficit)
					Shares	Amount	
Balance as of December 31, 2022	$ 0.9	$ 1,155.2	$ 3,070.6	$ (90.6)	$ 51.7	$(4,339.2)	$ (203.1)
Cumulative effect from change in accounting method	—	—	106.6	—	—	—	106.6
Net income	—	—	591.2	—	—	—	591.2
Dividends, $4.36 per share	—	—	(154.5)	—	—	—	(154.5)
Foreign currency translation adjustments	—	—	—	27.7	—	—	27.7
Pension and post-retirement liability changes	—	—	—	2.0	—	—	2.0
Share of equity method investments other comprehensive income	—	—	—	1.1	—	—	1.1
Stock-based compensation expense	—	30.1	—	—	—	—	30.1
Change in cash flow hedges	—	—	—	2.9	—	—	2.9
Treasury shares reissued for common stock	—	(0.7)	—	—	(0.2)	4.6	3.9
Treasury stock purchases	—	—	—	—	0.1	(14.9)	(14.9)
Balance as of December 31, 2023	0.9	1,184.6	3,613.9	(56.9)	51.6	(4,349.5)	393.0
Net income	—	—	811.1	—	—	—	811.1
Dividends, $4.55 per share	—	—	(162.3)	—	—	—	(162.3)
Foreign currency translation adjustments	—	—	—	(35.6)	—	—	(35.6)
Pension and post-retirement liability changes	—	—	—	(1.5)	—	—	(1.5)
Share of equity method investments other comprehensive income	—	—	—	(0.2)	—	—	(0.2)
Stock-based compensation expense	—	28.5	—	—	—	—	28.5
Change in cash flow hedges	—	—	—	0.5	—	—	0.5
Treasury shares reissued for common stock	—	0.2	—	—	(0.1)	4.2	4.4
Treasury stock purchases	—	—	—	—	0.1	(75.8)	(75.8)
Balance as of December 31, 2024	0.9	1,213.3	4,262.7	(93.7)	51.6	(4,421.1)	962.1
Net income	—	—	805.8	—	—	—	805.8
Dividends, $5.05 per share	—	—	(177.4)	—	—	—	(177.4)
Foreign currency translation adjustments	—	—	—	27.1	—	—	27.1
Pension and post-retirement liability changes	—	—	—	(1.1)	—	—	(1.1)
Share of equity method investments other comprehensive income	—	—	—	(0.2)	—	—	(0.2)
Stock-based compensation expense	—	28.4	—	—	—	—	28.4
Purchase of common stock under Employee Stock Purchase Program	—	0.7	—	—	—	—	0.7
Change in cash flow hedges	—	—	—	19.4	—	—	19.4
Treasury shares reissued for common stock	—	0.6	—	—	(0.1)	3.5	4.1
Treasury stock purchases	—	—	—	—	0.9	(505.8)	(505.8)
Balance as of December 31, 2025	$ 0.9	$ 1,243.0	$ 4,891.1	$ (48.5)	52.4	$(4,923.4)	$ 1,163.1

The accompanying notes are an integral part of these Consolidated Financial Statements.

LENNOX INTERNATIONAL INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2025, 2024 and 2023
(In millions)

	2025	2024 As Adjusted	2023 As Adjusted
Cash flows from operating activities:			
Net income	$ 805.8	$ 811.1	$ 591.2
Adjustments to reconcile net income to net cash provided by operating activities:			
Loss (gain) on sale from previous dispositions	(0.9)	1.5	(14.1)
Impairment on net assets held for sale	—	—	63.2
Income from equity method investments	(6.0)	(7.9)	(8.5)
Dividends from affiliates	6.6	3.0	0.5
Restructuring charges, net of cash paid	3.3	—	2.6
Provision for credit (gains) losses	(1.9)	8.0	9.8
Unrealized losses (gains), net on derivative contracts	4.8	(2.3)	6.0
Stock-based compensation expense	29.1	28.5	30.1
Depreciation and amortization	112.5	95.1	86.0
Deferred income taxes	20.2	(23.2)	(25.7)
Pension expense	4.3	4.2	3.2
Pension contributions	(8.0)	(9.3)	(15.0)
Other items, net	—	—	(0.5)
Changes in assets and liabilities, net of effects of acquisitions and divestitures:			
Accounts and notes receivable	108.9	(80.4)	(32.7)
Inventories	(228.2)	(15.6)	9.7
Other current assets	(27.8)	(8.3)	7.1
Accounts payable	(74.2)	115.0	(29.2)
Accrued expenses	(69.5)	30.4	65.0
Income taxes payable and receivable, net	58.6	(21.9)	(24.1)
Leases, net	12.1	5.5	3.1
Other, net	7.9	12.3	8.5
Net cash provided by operating activities	757.6	945.7	736.2
Cash flows from investing activities:			
Proceeds from the disposal of property, plant and equipment	1.4	2.5	2.1
Purchases of property, plant and equipment	(118.8)	(163.6)	(250.2)
Acquisitions, net of cash	(545.0)	1.8	(94.9)
Net proceeds from previous disposition	—	(7.7)	23.2
Proceeds from (purchases of) investments and other	6.8	(7.4)	0.1
Net cash used in investing activities	(655.6)	(174.4)	(319.7)
Cash flows from financing activities:			
Commercial paper borrowings	1,368.8	424.1	150.0
Commercial paper payments	(1,142.8)	(574.1)	—
Borrowings from debt arrangements	300.0	156.7	1,911.0
Payments on debt arrangements	(18.9)	(194.3)	(2,797.4)
Issuance of senior unsecured notes	—	—	500.0
Payment of senior unsecured notes	(300.0)	—	—
Borrowings from credit facility	200.0	—	—
Payments on credit facility	(200.0)	—	—
Payments of deferred financing costs	(2.3)	—	(5.4)
Proceeds from employee stock purchases	4.0	4.5	3.9
Repurchases of common stock	(482.3)	(53.6)	—
Repurchases of common stock to satisfy employee withholding tax obligations	(19.2)	(21.6)	(14.9)
Cash dividends paid	(173.0)	(160.3)	(153.4)
Net cash used in financing activities	(465.7)	(418.6)	(406.2)
(Decrease) increase in cash, cash equivalents and restricted cash equivalents	(363.7)	352.7	10.3
Effect of exchange rates on cash, cash equivalents and restricted cash equivalents	1.3	1.7	(2.2)
Cash, cash equivalents and restricted cash equivalents, beginning of year	415.1	60.7	52.6
Cash, cash equivalents and restricted cash equivalents, end of year	$ 52.7	$ 415.1	$ 60.7
Supplemental disclosures of cash flow information:			
Cash paid during the period for:			
Interest paid	$ 46.5	$ 45.2	$ 50.2
Income taxes paid (net of refunds)	$ 103.8	$ 231.9	$ 197.8

The accompanying notes are an integral part of these Consolidated Financial Statements.

LENNOX INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Nature of Operations:

Lennox International Inc., a Delaware corporation, through its subsidiaries (referred to herein as "we," "our," "us," "Lennox," "LII," or the "Company"), is a global leader in energy-efficient climate-control solutions. We design, manufacture and market a broad range of products for the heating, ventilation, air conditioning and refrigeration ("HVACR") markets. We have leveraged our expertise to become an industry leader known for innovation, quality and reliability. Our products and services are sold through multiple distribution channels under various names. We operate in two reportable business segments: Home Comfort Solutions and Building Climate Solutions. See Note 3 for financial information regarding our reportable segments.

2. Summary of Significant Accounting Policies:

Principles of Consolidation

The consolidated financial statements include the accounts of Lennox International Inc. and our majority-owned subsidiaries. All intercompany transactions, profits and balances have been eliminated.

Cash and Cash Equivalents

We consider all highly liquid temporary investments with original maturity dates of three months or less to be cash equivalents. Cash and cash equivalents consisted primarily of bank deposits.

Restricted Cash Equivalents

Restricted cash equivalents relate to amounts restricted for payment of certain indemnities and is recorded within long-term assets on the accompanying Consolidated Balance Sheets.

Short-term Investments

Short-term investments include all investments, exclusive of cash equivalents, with a stated maturity date of one year or less from the balance sheet date.

Accounts and Notes Receivable

Accounts and notes receivable are shown in the accompanying Consolidated Balance Sheets, net of allowance for doubtful accounts. The allowance for doubtful accounts is generally established during the period in which receivables are recognized and is based on the age of the receivables and management's judgment on our ability to collect. Management considers the historical trends of write-offs and recoveries of previously written-off accounts, the financial strength of customers and projected economic and market conditions. We determine the delinquency status of receivables predominantly based on contractual terms and we write-off uncollectible receivables after management's review of our ability to collect, as noted above. We have no significant concentrations of credit risk within our accounts and notes receivable.

Inventories

Inventory costs include material, labor, and capitalized overhead. Inventories are valued at the lower of cost or net realizable value with costs determined primarily using standard cost, which approximates costs determined on a first-in, first-out ("FIFO") basis. See Note 9 for more information on our inventories. In the fourth quarter of 2025, we changed the method of accounting for certain of our inventories from last-in-first-out ("LIFO") to FIFO. Refer to "Change in Accounting" below for further discussion.

Property, Plant and Equipment

Property, plant and equipment is stated at cost, net of accumulated depreciation. Expenditures that increase the utility or extend the useful lives of fixed assets are capitalized while expenditures for maintenance and repairs are charged to expense as incurred.

Depreciation is computed using the straight-line method over the following estimated useful lives:

Buildings and improvements:	
Buildings and improvements	2 to 40 years
Leasehold improvements	1 to 39 years
Machinery and equipment:	
Computer hardware	3 to 5 years
Computer software	3 to 10 years
Factory machinery and equipment	1 to 15 years
Research and development equipment	3 to 5 years
Vehicles	3 to 10 years

We periodically review long-lived assets for impairment as events or changes in circumstances indicate that the carrying amount of such assets might not be recoverable. To assess recoverability, we compare the estimated expected future undiscounted cash flows identified with each long-lived asset or related asset group to the carrying amount of such assets. If the expected future undiscounted cash flows do not exceed the carrying value of the asset or assets being reviewed, an impairment loss is recognized based on the excess of the carrying amount of the impaired assets over their fair value. See Note 9 for additional information on our property, plant and equipment. Based on the expected fair value of the consideration to be received from the sale of our European commercial HVAC and refrigeration businesses, net of our costs to sell, we recorded an impairment on assets held for sale during the third quarter of 2023 which included a $22.6 million impairment of property, plant and equipment.

Goodwill and Intangible Assets

Goodwill represents the excess of cost over fair value of assets from acquired businesses. Goodwill is not amortized, but is reviewed for impairment annually during the third quarter and whenever events or changes in circumstances indicate the asset may be impaired. See Note 9 for additional information on our goodwill.

The provisions of the accounting standard for goodwill allow us to first assess qualitative factors to determine whether it is necessary to perform a quantitative goodwill impairment test. As part of our qualitative assessment, we monitor economic, legal, regulatory and other factors, industry trends, our market capitalization, recent and forecasted financial performance of our reporting units and the timing and nature of our restructuring activities as a whole and for each reporting unit.

If a quantitative goodwill impairment test is determined to be necessary, we estimate reporting unit fair values using a combination of the discounted cash flow approach and a market approach. The discounted cash flows used to estimate fair value are based on assumptions regarding each reporting unit's estimated projected future cash flows and the estimated weighted-average cost of capital that a market participant would use in evaluating the reporting unit in a purchase transaction. The estimated weighted-average cost of capital is based on the risk-free interest rate and other factors such as equity risk premiums and the ratio of total debt to equity capital. In performing these impairment tests, we take steps to ensure that appropriate and reasonable cash flow projections and assumptions are used. We reconcile our estimated enterprise value to our market capitalization and determine the reasonableness of the cost of capital used by comparing to market data. We also perform sensitivity analyses on the key assumptions used, such as the weighted-average cost of capital and terminal growth rates. The market approach is based on objective evidence of market values. In the third quarter of 2023, we recorded a $2.3 million impairment of goodwill related to our agreement to sell our European commercial HVAC and refrigeration businesses which was included in our impairment on assets held for sale.

Intangible assets such as customer relationships, non-compete agreements and trade names with finite lives are amortized based on the pattern in which the economic benefits of the intangible assets are utilized. If a pattern of economic benefit cannot be reliably determined or if straight-line amortization approximates the pattern of economic benefit, then straight-line amortization may be used.

The range of useful lives approximates the following (in years):

Customer relationships	2 to 20 years
Non-compete agreements	Contracted term
Trade names	2 to 20 years

We assess the recoverability of the carrying amount of our intangible assets with finite lives whenever events or changes in circumstances indicate that the carrying value of the asset group may not be recoverable. Recoverability is measured by a comparison of the carrying amount of an asset group to the future undiscounted cash flows expected to be generated by the asset group. If the undiscounted cash flows are less than the carrying amount of the asset group, an impairment loss is recognized for the amount by which the carrying value of the asset group exceeds the fair value of the asset group.

Product Warranties

For some of our heating, ventilation and air conditioning ("HVAC") products, we provide warranty terms ranging from 1 to 20 years to customers for certain components such as compressors or heat exchangers. For select products, we used to provide limited lifetime warranties. A liability for estimated warranty expense is recorded in cost of goods sold on the date that revenue is recognized. Our estimates of future warranty costs are determined by product category. The number of units we expect to repair or replace is determined by applying an estimated failure rate, which is generally based on historical experience, to the number of units that were sold and are still under warranty. In most cases, the estimated units to be repaired under warranty are multiplied by the estimated cost of replacement parts to determine the estimated future warranty cost. We do not discount product warranty liabilities as the amounts are not fixed and the timing of future cash payments is neither fixed nor reliably determinable. We also provide for specifically-identified warranty obligations. Estimated future warranty costs are subject to adjustment depending on changes in actual failure rate and cost experience. Subsequent costs incurred for warranty claims serve to reduce the accrued product warranty liability. See Note 5 for more information on our estimated future warranty costs.

Pensions and Post-retirement Benefits

We provide pension and post-retirement medical benefits to eligible domestic and foreign employees and we recognize pension and post-retirement benefit costs over the estimated service life or average life expectancy of those employees. We also recognize the funded status of our benefit plans, as measured at year-end by the difference between plan assets at fair value and the benefit obligation, in the Consolidated Balance Sheets. Changes in the funded status are recognized in the year in which the changes occur through Accumulated other comprehensive loss ("AOCL"). Actuarial gains or losses are amortized into net period benefit cost over the estimated service life of covered employees or average life expectancy of participants depending on the plan.

The benefit plan assets and liabilities reflect assumptions about the long-range performance of our benefit plans. Should actual results differ from management's estimates, revisions to the benefit plan assets and liabilities would be required. See Note 10 for information regarding those estimates and additional disclosures on pension and post-retirement medical benefits.

Self-Insurance

Self-insurance expense and liabilities are actuarially determined based primarily on our historical claims information, industry factors, and trends. The self-insurance liabilities as of December 31, 2025 represent our best estimate of the future payments to be made on reported and unreported losses for 2025 and prior years. The amounts and timing of payments for claims reserved may vary depending on various factors, including the development and ultimate settlement of reported and unreported claims. To the extent actuarial assumptions change and claims experience rates differ from historical rates, our liabilities may change. See Note 5 for additional information on our self-insured risks and liabilities.

Derivatives

We use futures contracts, forward contracts and fixed forward contracts to mitigate our exposure to volatility in metal commodity prices and foreign exchange rates. We hedge only exposures in the ordinary course of business and do not hold or trade derivatives for profit. All derivatives are recognized in the Consolidated Balance Sheets at fair value and the classification of each derivative instrument is based upon whether the maturity of the instrument is less than or greater than 12 months. See Note 9 for more information on our derivatives.

Leases

We lease certain real and personal property under non-cancelable leases including real estate, IT equipment, fleet vehicles and manufacturing and distribution equipment. At inception of the lease, we determine a lease exists if the contract conveys the right to control an identified asset for a period of time in exchange for consideration. Control is considered to exist when the lessee has the right to obtain substantially all the economic benefits from the use of an identified asset as well as the right to direct the use of the asset. If a contract is considered to be a lease, we recognize a lease liability based on the present value of the future minimum lease payments and a right-of-use asset. For contracts that are 12 months or less, we do not recognize a right-of-use asset or liability. We do not separate non-lease components from the lease components to which they relate and account for the combined lease and non-lease components as a single lease component.

Income Taxes

We recognize deferred tax assets and liabilities for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. Unrecognized tax benefits are accounted for as required by the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 740. See Note 12 for more information related to income taxes.

Revenue Recognition

Our revenue recognition practices for the sale of goods depend upon the shipping terms for each transaction. Shipping terms are primarily FOB Shipping Point and, therefore, revenue is recognized for these transactions when products are shipped to customers and title and control passes. Certain customers in our smaller operations, primarily outside of North America, have shipping terms where control does not transfer until the product is delivered to the customer. For these transactions, revenue is recognized on the date that the product is received and accepted by such customers. We experience returns for miscellaneous reasons and record a reserve for these returns at the time we recognize revenue based on historical experience. Our historical rates of return are insignificant as a percentage of sales. We also recognize revenue net of sales taxes. We have elected to recognize the revenue and cost for freight and shipping when control over the sale of goods passes to our customers. See Note 8 for more information on our revenue recognition practices.

Cost of Goods Sold

The principal elements of cost of goods sold are components, raw materials, factory overhead, labor, estimated costs of warranty expense, and freight and distribution costs.

Selling, General and Administrative Expenses

SG&A expenses include payroll and benefit costs, advertising, commissions, research and development, information technology costs, and other SG&A related costs such as insurance, travel, non-production depreciation, and rent.

Stock-Based Compensation

We recognize compensation expense for stock-based arrangements over the required employee service periods. We measure stock-based compensation costs based on the estimated grant-date fair value of the stock-based awards that are expected to ultimately vest and we adjust expected vesting rates to actual rates as additional information becomes known. For stock-based arrangements with performance conditions, we periodically adjust performance achievement rates based on our best estimates of those rates at the end of the performance period. See Note 15 for more information.

Translation of Foreign Currencies

All assets and liabilities of foreign subsidiaries and joint ventures are translated into U.S. dollars using rates of exchange in effect at the balance sheet date. Revenue and expenses are translated at weighted average exchange rates during the year. Unrealized translation gains and losses are included in AOCL in the accompanying Consolidated Balance Sheets. Transaction gains and losses are included in Losses and other expenses, net in the accompanying Consolidated Statements of Operations.

Use of Estimates

The preparation of financial statements requires us to make estimates and assumptions about future events. These estimates and the underlying assumptions affect the amounts of assets and liabilities reported, disclosures about contingent assets and liabilities, and reported amounts of revenue and expenses. Such estimates include the valuation of accounts receivable, inventories, goodwill, intangible assets and other long-lived assets, contingencies, product warranties, and assumptions used in the calculation of income taxes, pension and post-retirement medical benefits, and stock-based compensation among others. These estimates and assumptions are based on our best estimates and judgment.

We evaluate these estimates and assumptions on an ongoing basis using historical experience and other factors, including the current economic environment. We believe these estimates and assumptions to be reasonable under the circumstances and will adjust such estimates and assumptions when facts and circumstances dictate. Volatile equity, foreign currency and commodity markets and uncertain future economic conditions combine to increase the uncertainty inherent in such estimates and assumptions. Future events and their effects cannot be determined with precision and actual results could differ significantly from these estimates. Changes in these estimates resulting from continuing changes in the economic environment will be reflected in the financial statements in future periods.

Change in Accounting

In the fourth quarter of 2025, we changed the method of accounting for all inventory previously on LIFO to FIFO. Inventories valued using the LIFO method comprised approximately 75% of our consolidated inventories before deducting the LIFO reserve as of December 31, 2024. We believe the FIFO method is preferable because it more closely matches the physical flow of materials through purchasing, receiving, warehousing, production and order fulfillment, it results in a more consistent method to value inventory across the Company, and it improves comparability with industry peers. This change increased Retained Earnings by $106.6 million as of January 1, 2023. The effects of the change in accounting principle have been retrospectively applied to all periods presented.

The effect of the changes made to our Consolidated Statements of Operations was as follows (in millions):

	For the Years Ended December 31,					
	2024			**2023**		
	As Reported	**Effect of Change**	**As Adjusted**	**As Reported**	**Effect of Change**	**As Adjusted**
Net sales	$ 5,341.3	$ —	$ 5,341.3	$ 4,981.9	$ —	$ 4,981.9
Cost of goods sold	3,569.4	(5.6)	3,563.8	3,434.1	(1.4)	3,432.7
Gross profit	1,771.9	5.6	1,777.5	1,547.8	1.4	1,549.2
Operating income	1,034.8	5.6	1,040.4	790.1	1.4	791.5
Income before income taxes	993.8	5.6	999.4	737.5	1.4	738.9
Provision for income taxes	186.9	1.4	188.3	147.4	0.3	147.7
Net income	$ 806.9	$ 4.2	$ 811.1	$ 590.1	$ 1.1	$ 591.2
Earnings per share - Basic	$ 22.67	$ 0.11	$ 22.78	$ 16.61	$ 0.04	$ 16.65
Earnings per share - Diluted	$ 22.54	$ 0.12	$ 22.66	$ 16.54	$ 0.04	$ 16.58

The effect of the changes made to our Consolidated Balance Sheets was as follows (in millions):

	As of December 31,					
	2024			**2023**		
	As Reported	**Effect of Change**	**As Adjusted**	**As Reported**	**Effect of Change**	**As Adjusted**
Inventories, net	$ 704.8	$ 148.2	$ 853.0	$ 699.1	$ 142.7	$ 841.8
Total current assets	$ 1,884.2	$ 148.2	$ 2,032.4	$ 1,433.5	$ 142.7	$ 1,576.2
Total assets	$ 3,471.8	$ 148.2	$ 3,620.0	$ 2,798.3	$ 142.7	$ 2,941.0
Other liabilities[1]	$ 188.7	$ 36.3	$ 225.0	$ 168.2	$ 35.0	$ 203.2
Total liabilities	$ 2,621.6	$ 36.3	$ 2,657.9	$ 2,513.0	$ 35.0	$ 2,548.0
Retained earnings	$ 4,150.8	$ 111.9	$ 4,262.7	$ 3,506.2	$ 107.7	$ 3,613.9
Total stockholders' equity	$ 850.2	$ 111.9	$ 962.1	$ 285.3	$ 107.7	$ 393.0
Total liabilities and stockholders' equity	$ 3,471.8	$ 148.2	$ 3,620.0	$ 2,798.3	$ 142.7	$ 2,941.0

[1] The accounting change impacts Deferred tax liabilities within Other liabilities in our Consolidated Balance Sheets.

The effect of the changes made to our Consolidated Statements of Cash Flows (in millions):

	As of December 31,					
	2024			**2023**		
	As Reported	**Effect of Change**	**As Adjusted**	**As Reported**	**Effect of Change**	**As Adjusted**
Net Income	$ 806.9	$ 4.2	$ 811.1	$ 590.1	$ 1.1	$ 591.2
Inventories	$ (10.1)	$ (5.5)	$ (15.6)	$ 11.1	$ (1.4)	$ 9.7
Deferred income taxes	$ (24.5)	$ 1.3	$ (23.2)	$ (26.0)	$ 0.3	$ (25.7)

The following tables compare the amounts currently reported to the amounts that would have been reported under LIFO (in millions):

	For the Year Ended December 31, 2025		
	As Reported	Inventory Calculated Using LIFO	Effect of Change
Consolidated Statement of Operations			
Cost of goods sold	$ 3,460.5	$ 3,481.2	$ (20.7)
Income before income taxes	$ 996.8	$ 976.1	$ 20.7
Provision for income taxes	$ 191.0	$ 186.0	$ 5.0
Net income	$ 805.8	$ 790.1	$ 15.7
Earnings per share - Basic	$ 22.89	$ 22.45	$ (0.44)
Earnings per share - Diluted	$ 22.79	$ 22.32	$ (0.47)

	As of December 31, 2025		
	As Reported	Inventory Calculated Using LIFO	Effect of Change
Consolidated Balance Sheet			
Inventories	$ 1,152.6	$ 983.4	$ (169.2)
Total assets	$ 4,081.8	$ 3,912.6	$ (169.2)
Other liabilities[1]	$ 270.7	$ 229.3	$ (41.4)
Retained earnings	$ 4,891.1	$ 4,763.3	$ (127.8)
Total liabilities and stockholders' equity	$ 4,081.8	$ 3,912.6	$ (169.2)

[1] The accounting change impacts Deferred tax liabilities within Other liabilities in our Consolidated Balance Sheets.

Changes in Accounting Standards Effective for Future Reporting Periods

In November 2024, the FASB issued ASU No. 2024-03, *Income Statement-Reporting Comprehensive Income-Expense Disaggregation Disclosures (Subtopic 220-40)*, which will require public entities to disclose additional information about specific expense categories in the notes to the financial statements at interim and annual reporting periods. ASU 2024-03 is effective for fiscal years beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. We are currently evaluating the impact of this standard on our financial statements.

Recently Adopted Accounting Pronouncements

In December 2023, the FASB issued ASU No. 2023-09, *Income Taxes (Topic 740): Improvements to Income Tax Disclosures*, which updates income tax disclosure requirements, primarily through enhanced disclosures regarding income rate reconciliation and income taxes paid. This is effective for fiscal years beginning after December 15, 2024. ASU 2023-09 requires that, on an annual basis, entities disclose specific categories in the rate reconciliation and additional information for reconciling items that meet a certain quantitative threshold. The amendment also requires enhanced disclosures around taxes paid and income tax expense by federal, state and foreign jurisdictions. We adopted the standard on a prospective basis in the current period. See Note 12 for more information.

3. Reportable Business Segments:

Description of Segments

We operate in two reportable business segments of the HVACR industry. Our segments are organized primarily by the nature of the products and services we provide. The following table describes each segment:

Segment	Products or Services	Markets Served	Geographic Areas
Home Comfort Solutions	Furnaces, air conditioners, heat pumps, packaged heating and cooling systems, indoor air quality equipment, comfort control products, replacement parts and supplies	Residential Replacement; Residential New Construction	United States Canada
Building Climate Solutions	Unitary heating and air conditioning equipment, applied systems, controls, installation and service of commercial heating and cooling equipment, variable refrigerant flow commercial products, curb, curb adapters, drop box diffusers, HVAC recycling and salvage service, condensing units, unit coolers, fluid coolers, air cooled condensers, air handlers, process chillers, controls, compressorized racks, replacement parts and supplies	Light Commercial; Food Preservation; Non-Food Industry	United States Canada

Prior to January 1, 2023, we operated in three reportable business segments. In November 2022, we announced the decision to explore strategic alternatives for our European commercial HVAC and refrigeration businesses. We continue to invest in our Heatcraft Worldwide Refrigeration business which is included in the Building Climate Solutions segment. The consolidation of our Heatcraft business within the Building Climate Solutions segment provides the opportunity to leverage synergies and create long-term growth opportunities by integrating entities with similar products, end consumers and financial performance metrics under the same management. The change in segment reporting better aligns with how the businesses are managed and evaluated given the change in portfolio.

In the fourth quarter of 2023, we successfully completed the divestiture of our European operations, which until that time, were presented with the Corporate and Other segment.

Segment Data

We use segment profit or loss as the primary measure of profitability to evaluate operating performance and to allocate capital resources. We define segment profit or loss as a segment's income or loss from continuing operations before income taxes included in the accompanying Consolidated Statements of Operations, excluding certain items. The reconciliation in the table below details the items excluded.

Our corporate costs include those costs related to corporate functions such as legal, internal audit, treasury, human resources, tax compliance and senior executive staff. Any intercompany sales and associated profit (and any other intercompany items) are eliminated from segment results. There were no significant intercompany eliminations for the periods presented.

The chief operating decision maker uses segment profit or loss from operations before interest and income taxes, excluding certain items, to allocate resources (including employees, financial, or capital resources) for each segment predominantly in the annual budget and forecasting process. The chief operating decision maker considers budget-to-actual variances in segment profit or loss and its individual components on a monthly basis when evaluating segment performance and making decisions about allocating resources to the segments.

The Company's chief operating decision maker is Alok Maskara, Chief Executive Officer.

Key financial information for each segment is shown below (in millions):

	Home Comfort Solutions	Business Climate Solutions	Corporate and Other[1]	Total
For the Year Ended December 31, 2025				
Net Sales[2]	$ 3,343.4	$ 1,851.9	$ —	$ 5,195.3
Cost of Goods Sold	2,280.7	1,179.8	—	3,460.5
Selling, general and administrative	349.6	240.4	91.4	681.4
Other (income) expense[4]	(15.4)	(2.5)	13.6	(4.3)
Segment profit (loss)[5]	$ 728.5	$ 434.2	$ (105.0)	$ 1,057.7
For the Year Ended December 31, 2024				
Net Sales[2]	$ 3,577.1	$ 1,764.2	$ —	$ 5,341.3
Cost of Goods Sold[3]	2,425.3	1,137.8	0.7	3,563.8
Selling, general and administrative	393.8	229.9	107.0	730.6
Other (income) expense[4]	(2.5)	(5.2)	12.7	5.0
Segment profit (loss)[3][5]	$ 760.5	$ 401.7	$ (120.3)	$ 1,041.9
For the Year Ended December 31, 2023				
Net Sales[2]	$ 3,222.9	$ 1,511.4	$ 247.6	$ 4,981.9
Cost of Goods Sold[3]	2,275.9	977.9	178.9	3,432.7
Selling, general and administrative	350.2	197.5	157.8	705.5
Other (income) expense[4]	(14.8)	(4.8)	4.8	(14.8)
Segment profit (loss)[3][5]	$ 611.6	$ 340.8	$ (93.9)	$ 858.5

[1] The Corporate and Other segment included our European portfolio. In the fourth quarter of 2023, we completed the divestiture of our European operations.

[2] On a consolidated basis, no revenue from transactions with a single customer were 10% or greater of our consolidated net sales for any of the periods presented.

[3] Amounts are adjusted to reflect the accounting method change from LIFO to FIFO. The adjustments for Home Comfort Solutions were $0.8 million and $1.4 million for the years ended December 31, 2024 and 2023, respectively. The adjustment for Business Climate Solutions was $4.8 million for the year ended December 31, 2024 and a nominal adjustment was made for the year ended December 31, 2023.

[4] Other (income) expense is primarily comprised of income from equity method investments and losses and other expenses, net.

[5] We define segment profit (loss) as a segment's operating income (loss) included in the accompanying Consolidated Statements of Operations, excluding:
- The following items in Losses and other expenses, net:
  ◦ Net change in unrealized losses (gains) on unsettled futures contracts,
  ◦ Environmental liabilities and special litigation charges
  ◦ Other items, net, and
  ◦ Acquisition costs
- Restructuring charges;
- Impairment on assets held for sale; and
- (Gain) loss on sale from previous dispositions.

The reconciliations of segment profit to Operating income and Net income before income taxes are presented below (in millions):

	For the Years Ended December 31,		
	2025	2024	2023
Total segment profit[(1)(2)]	$ 1,057.7	$ 1,041.9	$ 858.5
Reconciliation to Operating income:			
(Gain) loss on sale from previous dispositions	(0.9)	1.5	(14.1)
Impairment of assets held for sale	—	—	63.2
Items in Losses and other expenses, net that are excluded from segment profit (loss) [(1)]	—	—	14.8
Restructuring charges	6.8	—	3.1
Acquisition costs	10.3	—	—
Operating income	**1,041.5**	**1,040.4**	**791.5**
Reconciliation to income before income taxes:			
Pension settlements	0.4	0.4	0.8
Interest expense, net	40.9	38.7	51.7
Other expense, net	3.4	1.9	0.1
Income before income taxes	**$ 996.8**	**$ 999.4**	**$ 738.9**

[(1)] We define segment profit (loss) as a segment's operating income (loss) included in the accompanying Consolidated Statements of Operations, excluding:
- The following items in Losses and other expenses, net:
    ◦ Net change in unrealized losses (gains) on unsettled futures contracts,
    ◦ Environmental liabilities and special litigation charges,
    ◦ Other items, net, and
    ◦ Acquisition costs
- Restructuring charges;
- Impairment on assets held for sale; and
- (Gain) loss on sale of businesses.

[(2)] The 2024 and 2023 amounts are adjusted to reflect the accounting method change from LIFO to FIFO.

Total assets by segment are shown below (in millions):

	As of December 31,		
	2025	2024 As Adjusted	2023 As Adjusted
Total Assets:			
Home Comfort Solutions	$ 1,971.0	$ 1,721.4	$ 1,549.3
Building Climate Solutions	1,746.4	1,105.5	1,032.1
Corporate and Other	364.4	793.1	359.6
Total assets	$ 4,081.8	$ 3,620.0	$ 2,941.0

The assets in Corporate and Other primarily consist of cash, property, plant and equipment and short-term investments and deferred tax assets as well as the assets in the European portfolio which was disposed of in the fourth quarter of 2023. Assets recorded in the operating segments represent those assets directly associated with those segments.

Total capital expenditures by segment are shown below (in millions):

		For the Years Ended December 31,				
		2025		**2024**		**2023**
Capital Expenditures:						
Home Comfort Solutions	$	49.0	$	78.1	$	59.1
Building Climate Solutions		37.7		57.8		119.6
Corporate and Other		32.1		27.7		71.5
Total capital expenditures	$	118.8	$	163.6	$	250.2

Depreciation and amortization expenses by segment are shown below (in millions):

		For the Years Ended December 31,				
		2025		**2024**		**2023**
Depreciation and Amortization:						
Home Comfort Solutions	$	46.9	$	39.0	$	35.3
Building Climate Solutions		36.0		25.6		19.4
Corporate and Other		29.6		30.5		31.3
Total depreciation and amortization	$	112.5	$	95.1	$	86.0

The income from equity method investments is shown below (in millions):

		For the Years Ended December 31,				
		2025		**2024**		**2023**
Income from Equity Method Investments:						
Home Comfort Solutions	$	5.4	$	4.4	$	5.5
Building Climate Solutions		0.6		3.5		3.0
Total income from equity method investments	$	6.0	$	7.9	$	8.5

Geographic Information

Property, plant and equipment, net for each major geographic area in which we operate, based on the domicile of our operations, are shown below (in millions):

		As of December 31,				
		2025		**2024**		**2023**
Property, Plant and Equipment, net:						
United States	$	607.4	$	537.3	$	487.1
Mexico		269.2		254.0		228.7
Canada		4.2		2.9		2.2
Other international		6.4		5.9		2.4
Total Property, plant and equipment, net	$	887.2	$	800.1	$	720.4

4. Earnings Per Share:

Basic earnings per share are computed by dividing net income by the weighted-average number of common shares outstanding during the period. Diluted earnings per share are computed by dividing net income by the sum of the weighted-average number of shares and the number of equivalent shares assumed outstanding, if dilutive, under our stock-based compensation plans.

The computations of basic and diluted earnings per share were as follows (in millions, except per share data):

			For the Years Ended December 31,			
		2025		2024 As Adjusted		2023 As Adjusted
Net income	$	805.8	$	811.1	$	591.2
Weighted-average shares outstanding – basic		35.2		35.6		35.5
Add: Potential effect of diluted securities attributable to stock-based payments		0.2		0.2		0.2
Weighted-average shares outstanding – diluted	$	35.4	$	35.8	$	35.7
Earnings per share - Basic[1]:	$	22.89	$	22.78	$	16.65
Earnings per share - Diluted[1]:	$	22.79	$	22.66	$	16.58

[1] Amounts may not recalculate due to rounding.

5. Commitments and Contingencies:

Leases

We lease certain real and personal property under non-cancelable leases. Approximately 81% of our right-of-use assets and lease liabilities relate to our leases of real estate with the remaining amounts relating to our leases of IT equipment, fleet vehicles and manufacturing and distribution equipment.

The components of lease expense were as follows (in millions):

			For the Years Ended December 31,			
		2025		2024		2023
Finance lease cost:						
Amortization of right-of-use assets	$	19.3	$	15.4	$	14.5
Interest on lease liabilities		2.9		2.7		1.7
Operating lease cost		96.1		83.3		74.1
Short-term lease cost		6.4		5.0		5.3
Variable lease cost		31.0		27.6		26.8
Total lease cost	$	155.7	$	134.0	$	122.4
Other information						
Cash paid for amounts included in the measurement of lease liabilities:						
Operating cash flows from operating leases	$	90.6	$	76.6	$	70.5
Financing cash flows from finance leases	$	21.8	$	17.3	$	15.8
Right-of-use assets obtained in exchange for new finance lease liabilities	$	36.2	$	26.1	$	21.3
Right-of-use assets obtained in exchange for new operating lease liabilities	$	107.7	$	177.1	$	56.4

	As of December 31,			
	2025		**2024**	
Finance lease right-of-use assets[1]	$	62.1	$	48.1
Operating lease right-of-use assets	$	356.3	$	327.2
Finance lease liability, current[2]	$	18.3	$	14.9
Finance lease liability, non-current[3]	$	50.6	$	39.5
Operating lease liability, current	$	88.9	$	73.4
Operating lease liability, non-current	$	293.4	$	267.6
Weighted-average remaining lease term – finance leases		3.3 years		3.3 years
Weighted-average remaining lease term – operating leases		5.6 years		5.5 years
Weighted-average discount rate – finance leases		4.70 %		4.73 %
Weighted-average discount rate – operating leases		4.76 %		4.67 %

(1) Recorded in Property, plant and equipment in Consolidated Balance Sheets
(2) Recorded in Current maturities of long-term debt in Consolidated Balance Sheets
(3) Recorded in Long-term debt in Consolidated Balance Sheets

Future annual minimum lease payments and finance lease commitments as of December 31, 2025 were as follows (in millions).

	Operating Leases		**Finance Leases**	
2026	$	98.9	$	21.1
2027		80.8		17.0
2028		68.7		13.2
2029		58.1		19.9
2030		40.7		3.1
Thereafter		83.0		—
Total minimum lease payments	$	430.2	$	74.3
Less imputed interest		(47.9)		(5.4)
Present value of minimum payments	$	382.3	$	68.9

As of December 31, 2025, the Company has an additional operating lease commitment of $63.5 million for a distribution facility that has not yet commenced and is not included in the amounts in the table above.

On March 1, 2019, we entered into an agreement with a financial institution to renew the lease of our corporate headquarters in Richardson, Texas for a term of five years through March 1, 2024. The property consists of an office building of approximately 192,000 square feet, land and related improvements. In December 2023, we purchased the property for $41.2 million.

Environmental

Environmental laws and regulations in the locations we operate can potentially impose obligations to remediate hazardous substances at our properties, properties formerly owned or operated by us, and facilities to which we have sent or send waste for treatment or disposal. We are aware of contamination at some facilities; however, we do not believe that any future remediation related to those facilities will be material to our results of operations. Total environmental accruals are included in Accrued expenses and Other liabilities on the accompanying Consolidated Balance Sheets. Future environmental costs are estimates and may be subject to change due to changes in environmental remediation regulations, technology or site-specific requirements.

Product Warranties and Product Related Contingencies

We incur the risk of liability for claims related to the installation and service of heating and air conditioning products, and we maintain liabilities for those claims that we self-insure. We are involved in various claims and lawsuits related to our products. Our product liability insurance policies have limits that, if exceeded, may result in substantial costs that could have an adverse effect on our results of operations. In addition, warranty claims and certain product liability claims are not covered by our product liability insurance.

Total product warranty liabilities are included in the following captions on the accompanying Consolidated Balance Sheets (in millions):

	As of December 31,			
	2025		**2024**	
Accrued expenses	$	53.1	$	49.1
Other liabilities		114.1		109.4
Total product warranty liabilities	$	167.2	$	158.4

The changes in product warranty liabilities related to continuing operations for the years ended December 31, 2025 and 2024 were as follows (in millions):

Total warranty liability as of December 31, 2023	$	**142.8**
Payments made in 2024		(41.2)
Changes resulting from issuance of new warranties		59.0
Changes in estimates associated with pre-existing liabilities		(1.4)
Changes in foreign currency translation rates and other		(0.8)
Total warranty liability as of December 31, 2024	$	**158.4**
Payments made in 2025		(46.9)
Changes resulting from issuance of new warranties		52.5
Changes in estimates associated with pre-existing liabilities		2.7
Changes in foreign currency translation rates and other		0.5
Total warranty liability as of December 31, 2025	$	**167.2**

Self-Insurance

We use a combination of third-party insurance and self-insurance plans to provide protection against claims relating to workers' compensation/employers' liability, general liability, product liability, auto liability, auto physical damage and other exposures. We use large deductible insurance plans, written through third-party insurance providers, for workers' compensation/employers' liability, general liability, product liability and auto liability. We also carry umbrella or excess liability insurance for all third-party and self-insurance plans, except for directors' and officers' liability, property damage and certain other insurance programs. For directors' and officers' liability, property damage and certain other exposures, we use third-party insurance plans that may include per occurrence and annual aggregate limits. We believe the deductibles and liability limits for all of our insurance policies are appropriate for our business and are adequate for companies of our size in our industry.

We maintain safety and manufacturing programs that are designed to remove risk, improve the effectiveness of our business processes and reduce the likelihood and significance of our various retained and insured risks.

Total self-insurance liabilities were included in the following captions on the accompanying Consolidated Balance Sheets (in millions):

	As of December 31,			
	2025		**2024**	
Accrued expenses	$	6.7	$	4.6
Other liabilities		15.8		15.6
Total self-insurance liabilities	$	22.5	$	20.2

Litigation

We are involved in a number of claims and lawsuits incident to the operation of our businesses. Insurance coverages are maintained and estimated costs are recorded for such claims and lawsuits, including costs to settle claims and lawsuits, based on experience involving similar matters and specific facts known.

It is management's opinion that none of these claims or lawsuits or any threatened litigation will have a material adverse effect, individually or in the aggregate, on our financial condition, results of operations or cash flows. Claims and lawsuits, however, involve uncertainties and it is possible that their eventual outcome could adversely affect our results of operations in a future period.

6. Stock Repurchases:

Our Board of Directors have authorized a total of $5 billion to repurchase shares of our common stock (collectively referred to as the "Share Repurchase Plans"), including a $1.0 billion share repurchase authorization in May 2025. The Share Repurchase Plans allow us to repurchase shares from time to time in open market transactions and in privately negotiated transactions based on business, market, applicable legal requirements and other considerations. Such repurchases may also be made in compliance with Rule 10b5-1 trading plans entered into by us, which would permit common stock to be repurchased when the Company might otherwise be precluded from doing so under insider trading laws or self-imposed trading restrictions. The Share Repurchase Plans do not require the repurchase of a specific number of shares and may be terminated at any time. As of December 31, 2025, $1,009.6 million of shares are available for repurchase under the Share Repurchase Plans.

We repurchased 0.9 million shares at an aggregate cost, inclusive of fees, of $482.3 million in 2025 and 0.1 million shares for $54.2 million in 2024. No shares were repurchased in 2023. The shares repurchased are held as treasury shares.

7. Restructuring Charges:

We record restructuring charges associated with management-approved restructuring plans to reorganize or to remove duplicative headcount and infrastructure within our businesses. Restructuring charges include severance costs to eliminate a specified number of employees, infrastructure charges to vacate facilities and consolidate operations, contract cancellation costs and other related activities. The timing of associated cash payments is dependent upon the type of restructuring charge and can extend over a multi-year period. Restructuring charges are not included in our calculation of segment profit (loss), as more fully explained in Note 3.

We recorded restructuring charges of $6.8 million in 2025 to realize SG&A and distribution efficiencies and $3.1 million in 2023 to reorganize or remove duplicative headcount and infrastructure. There were no restructuring charges in 2024.

Restructuring accruals are included in Accrued expenses in the accompanying Consolidated Balance Sheets.

8. Revenue Recognition:

The following table disaggregates our revenue by business segment by geography to provide information as to the major sources of revenue. See Note 3 for additional description of our reportable business segments and the products and services being sold in each segment.

	For the Year Ended December 31, 2025			
Primary Geographic Markets	**Home Comfort Solutions**	**Building Climate Solutions**	**Corporate and Other**	**Consolidated**
United States	$ 3,097.4	$ 1,724.5	$ —	$ 4,821.9
Canada	246.0	127.4	—	373.4
Total	**$ 3,343.4**	**$ 1,851.9**	**$ —**	**$ 5,195.3**

	For the Year Ended December 31, 2024			
Primary Geographic Markets	**Home Comfort Solutions**	**Building Climate Solutions**	**Corporate and Other**	**Consolidated**
United States	$ 3,346.0	$ 1,675.8	$ —	$ 5,021.8
Canada	231.1	88.4	—	319.5
Total	**$ 3,577.1**	**$ 1,764.2**	**$ —**	**$ 5,341.3**

Primary Geographic Markets		For the Year Ended December 31, 2023							
		Home Comfort Solutions		Building Climate Solutions		Corporate and Other		Consolidated	
United States	$	3,001.3	$	1,415.6	$	—	$	4,416.9	
Canada		221.6		95.8		—		317.4	
International		—		—		247.6		247.6	
Total	$	**3,222.9**	$	**1,511.4**	$	**247.6**	$	**4,981.9**	

For our businesses that provide services, revenue is recognized at the time services are completed. Our Building Climate Solutions segment also provides sales, installation, maintenance and repair services under fixed-price contracts. Revenue for services is recognized as the services are performed under the contract based on the relative fair value of the services provided. We allocate a portion of the revenue for extended labor warranty obligations and recognize the revenue over the term of the extended warranty. Revenue from extended warranties is insignificant. See Note 5 for more information on product warranties.

Home Comfort Solutions - We manufacture and market a broad range of furnaces, air conditioners, heat pumps, packaged heating and cooling systems, equipment and accessories to improve indoor air quality, comfort control products, replacement parts and supplies and related products for both the residential replacement and new construction markets in North America. These products are sold under various brand names and are sold either through direct sales to a network of independent installing dealers, including through our network of Lennox Stores or to independent distributors. In the fourth quarter of 2025, we acquired Sealed Unit Parts Buyer, Inc. ("Supco"), which sells HVAC parts and supplies with HVACR applications. For the years ended December 31, 2025, 2024 and 2023, direct sales represented 76%, 74% and 75% of revenues, respectively, and sales to independent distributors represented the remainder. Given the nature of our business, customer product orders are fulfilled at a point in time and not over a period of time.

Building Climate Solutions - In North America, we manufacture and sell unitary heating and cooling equipment used in light commercial applications, such as low-rise office buildings, restaurants, retail centers, churches and schools. These products are distributed primarily through commercial contractors and directly to national account customers in the planned replacement, emergency replacement and new construction markets. We manufacture and market equipment for the commercial refrigeration markets under the Heatcraft Worldwide Refrigeration name. Our products are used in the food retail, food service, cold storage as well as non-food refrigeration markets. We sell these products to distributors, installing contractors, engineering design firms, original equipment manufacturers and end-users. Lennox National Account Services provides installation, service and preventive maintenance for HVAC national account customers in the U.S. and Canada. AES manufactures curb, curb adapters, drop box diffusers and also offers HVAC recycling and salvage services, as well as focusing on multi-family HVAC replacement for expired mechanical assets. In the fourth quarter of 2025, we acquired Duro Dyne Buyer, Inc. ("Duro Dyne"), which manufactures and sells HVAC parts and supplies such as air distribution accessories, switches and controls, and other engineered components and accessories with HVACR applications. Revenue related to service contracts is recognized as the services are performed under the contract based on the relative fair value of the services provided. For the years ended December 31, 2025, 2024 and 2023, equipment sales represented 80%, 80% and 86% of revenues, respectively, and the remainder of our revenue was generated from our service business.

Corporate and Other - In Europe, we manufactured and marketed equipment for the global commercial refrigeration markets. We also manufactured and sold unitary heating and cooling products and applied systems. In the fourth quarter of 2023, we successfully completed the divestiture of our European operations.

Variable Consideration - We engage in cooperative advertising, customer rebate, and other miscellaneous programs that result in payments or credits being issued to our customers. We record these customer discounts and incentives as a reduction of sales when the sales are recorded. For certain cooperative advertising programs, we also receive an identifiable benefit (goods or services) in exchange for the consideration given, and, accordingly, record a ratable portion of the expenditure to SG&A expenses. All other advertising, promotions and marketing costs are expensed as incurred.

Other Judgments and Assumptions - We apply the practical expedient in ASC 606-10-50-14 and do not disclose information about remaining performance obligations that have original expected durations of one year or less. Applying the practical expedient in ASC 340-40-25-4, we recognize the incremental costs of obtaining contracts as an expense when incurred if the amortization period of the assets that we otherwise would have recognized is one year or less. These costs are included in SG&A expenses. ASC 606-10-32-18 allows us to not adjust the amount of consideration to be received in a contract for any significant financing component if we expect to receive payment within twelve months of transfer of control of goods or services. We have elected this expedient as we expect all consideration to be received in one year or less at contract inception. We have also elected not to provide the remaining performance obligations disclosures related to service contracts in accordance with the practical expedient in ASC 606-10-55-18. We recognize revenue in the amount to which the entity has a right to invoice and have adopted this election to not provide the remaining performance obligations related to service contracts.

Contract Assets - We do not have material amounts of contract assets since revenue is recognized as control of goods is transferred or as services are performed. There are a small number of installation services that may occur over a period of time, but that period of time is generally very short in duration and right of payment does not exist until the installation is completed. Any contract assets that may arise are recorded in Other assets in our Consolidated Balance Sheets.

Contract Liabilities - Our contract liabilities consist of advance payments and deferred revenue. Our contract liabilities are reported in a net position on a contract-by-contract basis at the end of each reporting period. We classify advance payments and deferred revenue as current or noncurrent based on the timing of when we expect to recognize revenue. Generally all contract liabilities are expected to be recognized within one year and are included in Accrued expenses in our Consolidated Balance Sheets. The noncurrent portion of deferred revenue is included in Other liabilities in our Consolidated Balance Sheets.

Net contract assets (liabilities) consisted of the following:

	December 31, 2025	December 31, 2024
Contract assets	$ 1.7	$ 1.2
Contract liabilities - current	(10.5)	(5.0)
Contract liabilities - noncurrent	(10.3)	(8.4)
Total	$ (19.1)	$ (12.2)

For the years ended December 31, 2025, 2024, and 2023, we recognized revenue of $4.6 million, $7.4 million and $7.7 million related to our contract liabilities at January 1, 2025, 2024 and 2023, respectively. Impairment losses recognized in our receivables and contract assets were de minimis in 2025, 2024 and 2023.

9. Other Financial Statement Details:

Inventories

The components of inventories are as follows (in millions):

	As of December 31,	
	2025	2024[1]
Finished goods	$ 719.1	$ 431.3
Work in process	7.5	11.0
Raw materials and parts	426.0	410.7
Total inventories, net	1,152.6	853.0

[1] Through our assessment of our change in method of inventory valuation, we identified immaterial errors in our 2024 and 2023 disclosures of current costs of inventory and the excess of current cost over LIFO cost. We have corrected previously reported amounts for those immaterial errors resulting in an increase in total current cost and the excess of current cost over LIFO cost of $8.6 million and $8.7 million in 2024 and 2023, respectively. Such disclosure errors had no impact on the inventory balances reflected in our Consolidated Balance Sheets.

Obsolete and slow-moving inventories were $73.5 million and $55.8 million as of December 31, 2025 and December 31, 2024, respectively.

Goodwill

The changes in the carrying amount of goodwill in 2025 and 2024, in total and by segment, are summarized in the table below (in millions):

Segment:	Balance at December 31, 2023 (1)		Goodwill adjustment (2)		Balance at December 31, 2024		Goodwill from business acquisition (3)		Balance at December 31, 2025	
Home Comfort Solutions	$	26.1	$	—	$	26.1	$	60.9	$	87.0
Building Climate Solutions		196.0		(2.1)		193.9		216.3		410.2
Corporate and Other		—		—		—		—		—
	$	222.1	$	(2.1)	$	220.0	$	277.2	$	497.2

[1] The goodwill balances in the table above are presented net of accumulated impairment charges of $37.3 million, all of which related to impairments in periods prior to 2023.

[2] On October 25, 2023, we announced the acquisition of AES. In connection with this acquisition, $40.4 million of goodwill was recorded in 2023 and included in the Building Climate Solutions reporting unit. In the first and fourth quarters of 2024, we made adjustments to our purchase price allocation of AES that resulted in a $2.1 million reduction of goodwill.

[3] On October 15, 2025, we announced the acquisition of Duro Dyne and Supco. In connection with this acquisition, $277.2 million of goodwill was recorded, of which $216.3 million was included in the Building Climate Solutions reporting unit and $60.9 million was included in the Home Comfort Solutions reporting unit. Duro Dyne is included in our Business Climate Solutions segment and Supco is included in our Home Comfort Solutions segment. See Note 17 for additional information on the Duro Dyne and Supco acquisition.

A qualitative review of impairment indicators was performed in 2025 for the Home Comfort Solutions and Building Climate Solutions segments. No impairment charges were recorded in 2025, 2024 or 2023, except to the extent of respective goodwill impaired in connection with the disposition of our European operations.

Property, Plant and Equipment

Components of Property, plant and equipment, net were as follows (in millions):

	As of December 31,			
	2025		2024	
Land	$	46.4	$	30.3
Buildings and improvements		475.1		427.8
Machinery and equipment		1,192.2		1,056.6
Finance leases		108.4		84.9
Construction in progress and equipment not yet in service		109.0		157.3
Total		1,931.1		1,756.9
Less accumulated depreciation		(1,043.9)		(956.8)
Property, plant and equipment, net	$	887.2	$	800.1

No impairment charges were recorded in 2025 or 2024.

Accrued Expenses

The significant components of Accrued expenses are presented below (in millions):

	As of December 31,			
	2025		**2024**	
Accrued rebates and promotions	$	111.9	$	128.2
Accrued compensation and benefits		86.3		130.0
Accrued warranties		53.1		49.1
Accrued sales, use, property and VAT taxes		16.9		18.0
Accrued freight		9.4		12.9
Accrued asbestos reserves		18.6		15.8
Accrued interest		10.0		11.2
Accrued pension		1.4		6.4
Derivative contracts		1.2		5.7
Deferred revenue		10.5		5.0
Self insurance reserves		6.7		4.6
Other		48.2		48.5
Total Accrued expenses	$	374.2	$	435.4

Derivatives

Objectives and Strategies for Using Derivative Instruments

Commodity Price Risk. We utilize a cash flow hedging program to mitigate our exposure to volatility in the prices of metal commodities used in our production processes. Our hedging program includes the use of futures contracts to lock in prices, and as a result, we are subject to derivative losses should the metal commodity prices decrease and gains should the prices increase. We utilize a dollar cost averaging strategy so that a higher percentage of commodity price exposures are hedged near-term with lower percentages hedged at future dates. This strategy allows for protection against near-term price volatility while allowing us to adjust to market price movements over time.

Interest Rate Risk. A portion of our debt bears interest at variable interest rates, and as a result, we are subject to variability in the cash paid for interest. To mitigate a portion of that risk, we may choose to engage in an interest rate swap hedging strategy to eliminate the variability of interest payment cash flows. We are not currently hedged against interest rate risk.

Foreign Currency Risk. Foreign currency exchange rate movements create a degree of risk by affecting the U.S. dollar value of assets and liabilities arising in foreign currencies. We seek to mitigate the impact of currency exchange rate movements on certain short-term transactions by periodically entering into foreign currency forward contracts.

Cash Flow Hedges

We have commodity futures contracts and foreign exchange forward contracts designated as cash flows hedges that are scheduled to mature through June 2027 and February 2026, respectively. We currently have cash flow hedge contracts with a notional amount of 86.4 million pounds of aluminum and copper. Unrealized gains or losses from our cash flow hedges are included in AOCL and are expected to be reclassified into earnings within the next 18 months based on the prices of the commodities and foreign currencies at the settlement dates.

We recorded the following amounts related to our cash flow hedges in AOCL (in millions):

	As of December 31,			
	2025		**2024**	
Unrealized (gains) losses, net on unsettled contracts	$	(23.3)	$	2.0
Income tax expense (benefit)		5.4		(0.6)
Unrealized (gains) losses included in AOCL, net of tax [1]	$	(17.9)	$	1.4

(1) Assuming commodity and foreign currency prices remain constant, we expect to reclassify $17.1 million of derivative gains into earnings within the next 12 months.

Expenses included in our Consolidated Statements of Operations

Below is information about expenses included in Selling, general and administrative expenses in our Consolidated Statements of Operations (in millions):

	For the Years Ended December 31,		
	2025	2024	2023
Research and development	$ 103.4	$ 93.6	$ 94.0
Advertising, promotions and marketing	34.4	49.7	39.5
Cooperative advertising expenditures	21.8	22.5	28.7

Interest Expense, net

The components of Interest expense, net in our Consolidated Statements of Operations were as follows (in millions):

	For the Years Ended December 31,		
	2025	2024	2023
Interest expense, net of capitalized interest	$ 46.4	$ 44.1	$ 56.0
Less: Interest income	5.5	5.4	4.3
Interest expense, net	$ 40.9	$ 38.7	$ 51.7

Losses and Other Expenses, net

Losses and other expenses, net in our Consolidated Statements of Operations were as follows (in millions):

	For the Years Ended December 31,		
	2025	2024	2023
Realized losses on settled future contracts	$ —	$ —	$ 0.1
Foreign currency exchange (gains) losses	(10.5)	7.7	(4.3)
Loss (gain) on disposal of fixed assets	1.1	(2.1)	(0.5)
Other operating (income) loss	0.2	0.5	(1.6)
Net change in unrealized gains on unsettled futures contracts	—	—	(0.1)
Environmental liabilities and special litigation charges	10.9	6.8	15.6
Acquisition costs	10.3	—	—
Other items, net	—	—	(0.7)
Losses and other expenses, net (pre-tax)	$ 12.0	$ 12.9	$ 8.5

10. Employee Benefit Plans:

Many of our defined benefit pension and profit sharing plans have been frozen and replaced with defined contribution plans. We have a liability for the benefits earned under these inactive plans prior to the date the benefits were frozen. We also have several active defined benefit plans that provide benefits based on years of service. Our defined contribution plans generally include both company and employee contributions which are based on predetermined percentages of compensation earned by the employee.

In addition to freezing the benefits of our defined benefit pension plans, we have also eliminated nearly all of our post-retirement medical benefits.

Defined Contribution Plans

We recorded the following contributions to our defined contribution plans (in millions):

	For the Years Ended December 31,		
	2025	**2024**	**2023**
Contributions to defined contribution plans	$ 25.8	$ 26.9	$ 22.5

Pension and Post-retirement Benefit Plans

Benefit Obligations, Fair Value of Plan Assets, Funded Status, and Balance Sheet Position

The following tables set forth amounts recognized in our financial statements and the plans' funded status for our pension and post-retirement benefit plans (dollars in millions):

	Pension Benefits	
	2025	**2024**
Accumulated benefit obligation	$ 162.0	$ 161.4
Changes in projected benefit obligation:		
Benefit obligation at beginning of year	$ 162.1	$ 179.1
Service cost	1.1	1.5
Interest cost	8.4	8.5
Actuarial loss (gain)	4.4	(9.9)
Effect of exchange rates	1.2	(0.9)
Adjustment upon sale of businesses	—	(1.2)
Settlements	(7.5)	(9.5)
Benefits paid	(7.6)	(5.5)
Benefit obligation at end of year	$ 162.1	$ 162.1
Changes in plan assets:		
Fair value of plan assets at beginning of year	$ 145.0	$ 156.5
Actual return on plan assets	8.5	(4.9)
Employer contributions	7.5	9.3
Effect of exchange rates	1.4	(0.9)
Plan settlements	(7.5)	(9.5)
Benefits paid	(7.6)	(5.5)
Fair value of plan assets at end of year	147.3	145.0
Funded status / net amount recognized	$ (14.8)	$ (17.1)
Net amount recognized consists of:		
Non-current assets	$ 4.5	$ 8.2
Current liability	(1.4)	(6.4)
Non-current liability[1]	(17.9)	(18.9)
Net amount recognized	$ (14.8)	$ (17.1)

[1] This amount does not include the $0.8 million in non-current pension liability assumed as part of the Duro Dyne acquisition.

Plans with Benefit Obligations in Excess of Plan Assets

	For the Years Ended December 31,	
	2025	**2024**
Pension plans with a benefit obligation in excess of plan assets:		
Projected benefit obligation	$ 19.3	$ 25.3
Accumulated benefit obligation	19.2	24.6
Fair value of plan assets	—	—

Net Periodic Benefit Cost

Our U.S.-based pension plans comprised approximately 88% of the projected benefit obligation and 85% of plan assets as of December 31, 2025.

		Pension Benefits				
		2025		2024		2023
Components of net periodic benefit cost as of December 31:						
Service cost	$	1.1	$	1.5	$	2.1
Interest cost		8.4		8.5		8.9
Expected return on plan assets		(7.2)		(7.6)		(9.4)
Amortization of prior service costs		—		0.1		0.1
Recognized actuarial loss		1.4		1.1		1.1
Settlements		0.4		0.4		0.8
Other		—		—		(0.4)
Net periodic benefit cost	$	4.1	$	4.0	$	3.2

Amounts recognized in AOCL and Other Comprehensive Income (Loss)

The following table sets forth amounts recognized in AOCL and Other comprehensive income (loss) in our financial statements for 2025 and 2024 (in millions):

		Pension Benefits		
		2025		2024
Amounts recognized in AOCL:				
Prior service costs	$	(0.1)	$	(0.2)
Actuarial loss		(56.2)		(54.7)
Subtotal		(56.3)		(54.9)
Deferred taxes		13.7		13.5
Net amount recognized	$	(42.6)	$	(41.4)
Changes recognized in other comprehensive income (loss):				
Current year actuarial gain		3.1		2.5
Effect of exchange rates		0.6		(0.5)
Amortization of prior service costs		(0.1)		(0.1)
Amortization of actuarial loss, including settlements and other		(2.0)		(1.5)
Total recognized in other comprehensive income (loss)	$	1.6	$	0.4
Total recognized in net periodic benefit cost and other comprehensive income	$	5.7	$	4.4

The estimated actuarial losses for pension benefits that will be amortized from AOCL in 2026 are $1.7 million. Estimated prior service costs that will be amortized from AOCL in 2026 are expected to be nominal.

Assumptions

The following tables set forth the weighted-average assumptions used to determine Benefit obligations and Net periodic benefit cost for the U.S.-based plans in 2025 and 2024:

	Pension Benefits	
	2025	2024
Weighted-average assumptions used to determine benefit obligations as of December 31:		
Discount rate	5.47 %	5.68 %
Rate of compensation increase	4.00 %	3.95 %

	Pension Benefits		
	2025	**2024**	**2023**
Weighted-average assumptions used to determine net periodic benefit cost for the years ended December 31:			
Discount rate - service cost	5.64 %	5.23 %	5.39 %
Discount rate - interest cost	5.43 %	5.15 %	5.38 %
Expected long-term return on plan assets	4.50 %	4.50 %	6.50 %
Rate of compensation increase	3.95 %	4.02 %	4.02 %

The following tables set forth the weighted-average assumptions used to determine Benefit obligations and Net periodic benefit cost for the non-U.S.-based plans in 2025 and 2024:

	Pension Benefits	
	2025	**2024**
Weighted-average assumptions used to determine benefit obligations as of December 31:		
Discount rate	5.30 %	5.16 %
Rate of compensation increase	3.75 %	3.75 %

	Pension Benefits		
	2025	**2024**	**2023**
Weighted-average assumptions used to determine net periodic benefit cost for the years ended December 31:			
Discount rate - service cost	— %	— %	3.75 %
Discount rate - interest cost	5.11 %	4.62 %	4.79 %
Expected long-term return on plan assets	5.04 %	4.53 %	4.94 %
Rate of compensation increase	3.75 %	3.07 %	3.11 %

To develop the expected long-term rate of return on assets assumption for the U.S. plans, we considered the historical returns for each asset category, as well as the target asset allocation of the pension portfolio and the effect of periodic balancing. These results were adjusted for the payment of reasonable expenses of the plan from plan assets. This resulted in the selection of the 4.50% long-term rate of return on assets assumption. A similar process was followed for the non-U.S.-based plans.

To select a discount rate for the purpose of valuing the plan obligations for the U.S. plans, we performed an analysis in which the projected cash flows from defined benefit and retiree healthcare plans were matched with a yield curve based on the appropriate universe of high-quality corporate bonds that were available. We used the results of the yield curve analysis to select the discount rate for each plan. The analysis was completed separately for each U.S. pension and other post-employment benefits ("OPEB") plan. A similar process was followed for the non-U.S.-based plans with sufficient corporate bond information. In other countries, the discount rate was selected based on the approximate duration of plan obligations.

Assumed health care cost trend rates have an effect on the amounts reported for our healthcare plan. The following table sets forth the healthcare trend rate assumptions used:

	2025	**2024**
Assumed health care cost trend rates as of December 31:		
Health care cost trend rate assumed for next year	8.00 %	7.50 %
Rate to which the cost rate is assumed to decline (the ultimate trend rate)	4.50 %	4.50 %
Year that the rate reaches the ultimate trend rate	2040	2037

Expected future benefit payments are shown in the table below (in millions):

	For the Years Ended December 31,					
	2026	**2027**	**2028**	**2029**	**2030**	**2031-2035**
Pension benefits	$ 8.2	$ 15.0	$ 11.2	$ 13.2	$ 9.8	$ 54.0

Composition of Pension Plan Assets

In the fourth quarter of 2023, based on the strong funded status of our U.S. pension plan, we opted to make a $12.2 million voluntary contribution to the plan to increase the funded status and fully fund the plan. With the U.S. pension plan fully funded, the asset allocation was changed from a blend of 50% equities and 50% fixed income to 100% fixed income in order to align changes in asset values with changes in liabilities, therefore reducing funded status volatility, which effectively placed the plan in hibernation status. As a result, we reduced the expected long-term rate of return for our U.S. pension plan assets to 4.5%. Our U.S. pension plan represents 85%, our Canadian pension plan 6%, and our United Kingdom ("U.K.") pension plan 9% of the total fair value of our plan assets as of December 31, 2025.

Our U.S. pension plans' weighted-average asset allocation by asset category as of December 31, 2025 and 2024 were almost entirely comprised of fixed income. Our U.S. pension plans' assets were invested according to our target of 100% in fixed income assets.

Similarly, in 2023, based on the strong funded status of our Canadian pension plans, the asset allocation was adjusted as well, with the Salaried plan moving from 75% fixed income and 25% equity to 100% fixed income, and the Hourly plan moving from 75% fixed income and 25% equity to 87% fixed income and 13% equity. As with the U.S. pension plan, this change in asset allocation has greatly reduced funded status volatility.

Our U.K. pension plan was invested in fixed income securities, including corporate and government bonds.

The fair values of our pension plan assets, by asset category, were as follows (in millions):

	Fair Value Measurements as of December 31, 2025			
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Asset Category:				
Cash and cash equivalents	$ 0.1	$ —	$ —	$ 0.1
Commingled pools / Collective trusts:				
Fixed income [1]	—	125.5	—	125.5
Balanced pension trust: [2]				
International equity	—	0.5	—	0.5
Fixed income	—	8.3	—	8.3
Pension fund:				
Fixed income [3]	—	12.9	—	12.9
Total	$ 0.1	$ 147.2	$ —	$ 147.3

	Fair Value Measurements as of December 31, 2024			
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Asset Category:				
Cash and cash equivalents	$ 0.1	$ —	$ —	$ 0.1
Commingled pools / Collective trusts:				
Fixed income [1]	—	122.7	—	122.7
Balanced pension trust: [2]				
International equity	—	4.7	—	4.7
Fixed income	—	5.0	—	5.0
Pension fund:				
Fixed income [3]	—	12.5	—	12.5
Total	$ 0.1	$ 144.9	$ —	$ 145.0

[1] This category includes investments in U.S. investment grade and high yield fixed income securities, international fixed income securities and emerging markets fixed income securities.

[2] The investment objectives of the plan are to provide long-term capital growth and income by investing primarily in a well-diversified, balanced portfolio of Canadian common stocks, bonds and money market securities. The plan also holds a portion of its assets in international equities, a portion of which may be invested in U.S. securities.

[3] This category includes investments in U.K. government index-linked securities (index-linked gilts) that have maturity periods of 5 years or longer with a derivatives overlay and investment grade corporate bonds denominated in sterling. The plan also holds a portion of its assets in international instruments, a portion of which may be invested in U.S. securities.

Additional information about assets measured at Net Asset Value ("NAV") per share (in millions):

Asset Category:	As of December 31, 2025		
	Fair Value	Redemption Frequency (if currently eligible)	Redemption Notice Period
Commingled pools / Collective trusts:			
Fixed income [1]	125.5	Daily	5 days
Balanced pension trust: [2]			
International equity	0.5	Daily	3-5 days
Fixed income	8.3	Daily	3-5 days
Pension fund:			
Fixed income [3]	12.9	Daily	1-3 days
Total	$ 147.2		

Asset Category:	As of December 31, 2024		
	Fair Value	Redemption Frequency (if currently eligible)	Redemption Notice Period
Commingled pools / Collective trusts:			
Fixed income [1]	122.7	Daily	5 days
Balanced pension trust: [2]			
International equity	4.7	Daily	3-5 days
Fixed income	5.0	Daily	3-5 days
Pension fund:			
Fixed income [3]	12.5	Daily	1-3 days
Total	$ 144.9		

[1] This category includes investments in U.S. investment grade and high yield fixed income securities, international fixed income securities and emerging markets fixed income securities.

[2] The investment objectives of the plan are to provide long-term capital growth and income by investing primarily in a well-diversified, balanced portfolio of Canadian common stocks, bonds and money market securities. The plan also holds a portion of its assets in international equities, a portion of which may be invested in U.S. securities.

[3] This category includes investments in U.K. government index-linked securities (index-linked gilts) that have maturity periods of 5 years or longer with a derivatives overlay and investment grade corporate bonds denominated in sterling. The plan also holds a portion of its assets in international instruments, a portion of which may be invested in U.S. securities.

The majority of our commingled pool/collective trusts, mutual funds, balanced pension trusts and pension funds are managed by professional investment advisors. The NAVs per share are furnished in monthly and/or quarterly statements received from the investment advisors and reflect valuations based upon their pricing policies. We assessed the fair value classification of these investments as Level 2 for commingled pool/collective trusts, balanced pension trusts and pension funds based on an examination of their pricing policies and the related controls and procedures. The fair values we report are based on the pool, trust or fund's NAV per share. The NAVs per share are calculated periodically (daily or no less than one time per month) as the aggregate value of each pool or trust's underlying assets divided by the number of units owned. See Note 16 for information about our fair value hierarchies and valuation techniques.

11. Joint Ventures and Other Investments:

We participate in four joint ventures. Three are located in the U.S. and the fourth in Mexico. These four joint ventures are engaged in the manufacturing and distribution of compressors, condensing units, unit and module coolers, heat pumps, ductless heat pump mini-split, Variable Refrigerant Flow systems, and water heaters. We exert significant influence over these affiliates based upon our respective 25%, 49.9%, 49.9% and 50% ownership, but do not control them due to venture partner participation. Accordingly, our joint ventures have been accounted for under the equity method and held-to-maturity investments, and their financial position and results of operations are not consolidated.

The combined balance of equity method and other investments included in Other assets, net totaled (in millions):

	As of December 31,			
	2025		**2024**	
Equity method investments	$	59.7	$	56.4
Held-to-maturity investment		7.9		7.9
Total investments	$	67.6	$	64.3

We purchase compressors from one of our U.S. joint ventures for use in certain of our products. The amounts of purchases included in Cost of goods sold in the Consolidated Statements of Operations were as follows (in millions):

	For the Years Ended December 31,					
	2025		**2024**		**2023**	
Purchases of compressors from joint venture	$	148.8	$	173.3	$	148.3

12. Income Taxes:

Our provision for income taxes consisted of the following (in millions):

	For the Years Ended December 31,					
	2025		**2024 As Adjusted**		**2023 As Adjusted**	
Current:						
Federal	$	109.0	$	159.2	$	132.1
State		34.9		33.7		26.6
Foreign		27.0		20.0		14.5
Total current		170.9		212.9		173.2
Deferred:						
Federal		23.2		(19.6)		(22.2)
State		(3.5)		(4.0)		(4.9)
Foreign		0.4		(1.0)		1.6
Total deferred		20.1		(24.6)		(25.5)
Total provision for income taxes	$	191.0	$	188.3	$	147.7

Income before income taxes was comprised of the following (in millions):

	For the Years Ended December 31,					
	2025		**2024 As Adjusted**		**2023 As Adjusted**	
Domestic	$	584.9	$	625.8	$	472.8
Foreign		411.9		373.6		266.1
Total	$	996.8	$	999.4	$	738.9

The difference between the income tax provision computed at the statutory federal income tax rate and the financial statement Provision for income taxes is summarized as follows (in millions):

	For the Years Ended December 31,	
	2024 As Adjusted	2023 As Adjusted
Provision at the U.S. statutory rate of 21%	$ 209.9	$ 155.2
Increase (reduction) in tax expense resulting from:		
State income tax, net of federal income tax benefit	23.2	16.4
Tax credits, net of unrecognized tax benefits	(5.3)	(3.4)
Change in unrecognized tax benefits	0.5	0.4
Change in valuation allowance	—	0.1
Foreign taxes at rates other than U.S. statutory rate	(61.1)	(40.3)
Deemed inclusions	7.6	6.1
Global intangible low-taxed income	20.8	17.5
Change in rates from the Tax Act & other law changes	—	0.2
Excess tax benefits from stock-based compensation	(8.0)	(5.2)
Miscellaneous other	0.7	0.7
Total provision for income taxes	$ 188.3	$ 147.7

	For the Year Ended December 31, 2025	
	Amount	Percent
US federal statutory tax rate	209.3	21.0 %
State and local income taxes, net of federal income tax effect[1]	24.8	2.5
Foreign tax effects		
Mexico		
Statutory tax rate difference between Mexico and United States	15.2	1.5
Nontaxable income	(42.3)	(4.1)
Other	3.1	0.3
Other foreign jurisdictions	7.4	0.7
Effects of changes in tax laws or rates enacted in the current period	—	—
Effect of cross-border tax laws		
Global intangible low-taxed income	14.0	1.4
Other	4.3	0.5
Tax credits	(3.0)	(0.3)
Changes in valuation allowances	(0.6)	(0.1)
Nontaxable or nondeductible items		
Nontaxable income	(41.1)	(4.1)
Other	(0.5)	(0.1)
Changes in unrecognized tax benefits	0.4	—
Effective tax rate	$ 191.0	19.2 %

[1] State taxes in California, Florida, Illinois, New Jersey, Pennsylvania, and Minnesota made up the majority (greater than 50%) of the tax effect in this category.

Deferred income taxes reflect the tax consequences on future years of temporary differences between the tax basis of assets and liabilities and their financial reporting basis and depending on the classification of the asset or liability generating the deferred tax. The deferred tax provision for the periods shown represents the effect of changes in the amounts of temporary differences during those periods.

Deferred tax assets (liabilities) were comprised of the following (in millions):

	As of December 31,	
	2025	2024 As Adjusted
Gross deferred tax assets:		
Warranties	$ 41.6	$ 39.4
Loss carryforwards (foreign, U.S. and state)	2.4	2.7
Post-retirement and pension benefits	4.2	4.5
Receivables allowance	3.9	7.4
Compensation liabilities	7.4	6.6
Legal reserves	20.8	14.2
Tax credits, net of federal effect	13.4	12.3
Research and development capitalization	32.2	55.8
Lease liabilities	81.0	76.9
Other	6.2	5.4
Total deferred tax assets	213.1	225.2
Valuation allowance	(9.9)	(10.6)
Total deferred tax assets, net of valuation allowance	203.2	214.6
Gross deferred tax liabilities:		
Depreciation	(77.8)	(64.4)
Intangibles	(72.5)	(17.4)
Insurance liabilities	(4.1)	(2.0)
Inventory reserve	(13.5)	(20.1)
Hedges	(6.5)	(1.5)
Lease assets	(72.1)	(70.4)
Other	(2.3)	—
Total deferred tax liabilities	(248.8)	(175.8)
Net deferred tax assets	$ (45.6)	$ 38.8

As of December 31, 2025 and 2024, we had $2.4 million and $2.7 million in tax-effected foreign net operating loss carryforwards, respectively. The deferred tax asset valuation allowance relates primarily to state tax credits. The remainder of the valuation allowance relates to loss carryforwards.

In assessing whether a deferred tax asset will be realized, we consider whether it is more likely than not that some portion or all the deferred tax asset will not be realized. We consider the reversal of existing taxable temporary differences, projected future taxable income and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, we believe it is more likely than not we will realize the benefits of these deductible differences, net of the existing valuation allowances, as of December 31, 2025.

No provision was made for income taxes which may become payable upon distribution of our foreign subsidiaries' earnings. An actual repatriation in the future from our non-U.S. subsidiaries could still be subject to foreign withholding taxes and U.S. state taxes, but we expect any amounts to be immaterial.

Income taxes paid, net of refunds, was comprised of the following (in millions):

	For the Year Ended December 31, 2025	
Federal	$	57.0
State		
California		5.5
Other		18.5
Foreign		
Canada		5.8
Mexico		10.8
Other		6.2
Total	$	103.8

We and our subsidiaries file income tax returns with the U.S. federal government, various U.S. states, and various foreign jurisdictions throughout the world. We regularly engage in discussions and negotiations with tax authorities regarding tax matters, and we continue to defend any and all such claims presented. Our U.S. federal and state tax returns remain open to examination for 2018 through 2024. We are currently under a limited scope audit by the Internal Revenue Service for our 2021 and 2022 tax years. There are also ongoing U.S. state and local audits and other foreign audits covering fiscal years 2018 through 2024. We are generally no longer subject to U.S. federal, state and local, or non-U.S. income tax examinations by taxing authorities for years prior to 2018. We have no material uncertain tax provisions recorded as of December 31, 2025. We do not expect the results from any ongoing income tax audit to have a material impact on our consolidated financial condition, results of operations, or cash flows.

13. Lines of Credit and Financing Arrangements:

The following tables summarize our outstanding debt obligations and their classification in the accompanying Consolidated Balance Sheets (in millions):

	As of December 31,			
	2025		**2024**	
Commercial paper:	$	226.0	$	—
Current maturities of long-term debt:				
Finance lease obligations	$	18.3	$	14.9
Senior unsecured notes		—		300.0
Debt issuance costs		—		(0.4)
Total current maturities of long-term debt	$	18.3	$	314.5
Long-Term Debt:				
Finance lease obligations		50.6		39.5
Term loan		300.0		—
Senior unsecured notes		800.0		800.0
Debt issuance costs		(6.5)		(6.4)
Total long-term debt	$	1,144.1	$	833.1
Total debt	$	1,388.4	$	1,147.6

As of December 31, 2025, the aggregate amounts of required principal payments on total debt excluding finance lease obligations (see Note 5) were as follows (in millions):

2026	$ —
2027	600.0
2028	500.0
Thereafter	—

Commercial Paper Program

On October 25, 2023, we established a commercial paper program (the "Program") pursuant to which we may issue short-term, unsecured commercial paper notes (the "CP Notes") under the exemption from registration contained in Section 4(a)(2) of the Securities Act. Amounts available under the Program may be borrowed, repaid, and re-borrowed from time to time, with the aggregate face or principal amount of the CP Notes outstanding under the Program at any time not to exceed $500.0 million. The CP Notes have maturities of up to 397 days from the date of issue and rank pari passu with all of our other unsecured and unsubordinated indebtedness. The net proceeds from the issuances of the CP Notes are typically used for general corporate purposes. Our revolving credit facility serves as a liquidity backstop for the repayment of CP Notes outstanding under the Program. There were $226 million CP Notes outstanding under the Program as of December 31, 2025.

Below is a summary of the weighted average interest rate for CP notes as of December 31, 2025 and 2024:

	As of December 31,	
	2025	**2024**
Weighted average borrowing rate	3.98 %	— %

Long-Term Debt

Term Loan

On October 16, 2025, we entered into a Term Credit Agreement (the "Term Credit Agreement") with Wells Fargo Bank, National Association, as administrative agent, and the other lenders party thereto. We borrowed $300.0 million pursuant to the Term Credit Agreement and used the net proceeds to repay existing borrowings under the Credit Agreement (as defined below). The Term Credit Agreement matures on October 16, 2027. Loans under the Term Credit Agreement bear interest at our election at a rate per annum equal to (i) a forward-looking term rate based on the secured overnight financing rate for the applicable interest period ("Term SOFR"), plus an applicable margin ranging between 0.90% and 1.025% per annum depending on our long-term unsecured debt rating, or (ii) the highest of the Wells Fargo Bank, National Association prime rate, the Federal Funds rate plus 0.50%, and Term SOFR for a one month tenor in effect on such day plus 1.00%, plus an applicable margin ranging between 0.00% and 0.025% per annum depending on our long-term unsecured debt rating.

The Term Credit Agreement contains customary covenants and events of default that are substantially similar to the existing covenants and events of default in our Credit Agreement.

	As of December 31,	
	2025	**2024**
Weighted average borrowing rate	4.90 %	— %

Credit Agreement

On May 9, 2025, we entered into an Amendment and Restatement Agreement (the "Credit Agreement") to our existing unsecured revolving credit facility with JPMorgan Chase Bank, N.A., as administrative agent, and the other lenders party thereto. The Credit Agreement decreased our total revolving commitments from $1.1 billion to $1.0 billion with an option to increase the revolving commitments by up to $350 million at our request, subject to the terms and conditions of the Credit Agreement. The Credit Agreement also extended the maturity date of the revolving commitments from July 2026 to May 2030. We had no outstanding borrowings and $1.7 million committed to standby letters of credit as of December 31, 2025. Subject to covenant limitations, $772.3 million was available for future borrowings after taking into consideration the Program. Availability under the Credit Agreement is reduced by borrowings under the Program. The Credit Agreement includes a subfacility for swingline loans up to $65.0 million. Maturity of the Credit Agreement may be extended by the lenders pursuant to two one-year extension options that we may request under the Credit Agreement.

Below is a summary of the weighted average interest rate as of December 31, 2025 and 2024:

	As of December 31,	
	2025	**2024**
Weighted average borrowing rate	— %	— %

The Credit Agreement and the Term Credit Agreement (the "Credit Facilities") are guaranteed by certain of our subsidiaries (the "Guarantor Subsidiaries") and contain customary covenants applicable to us and our subsidiaries including limitations on indebtedness, liens, dividends, stock repurchases, mergers and sales of all or substantially all of our assets. In addition, the Credit Facilities each contain a financial covenant requiring us to maintain, as of the last day of each fiscal quarter for the four prior fiscal quarters, a Total Net Leverage Ratio of no more than 3.50 to 1.00 (or, at our election, on up to two occasions following a material acquisition, 4.00 to 1.00).

Our Credit Facilities contains customary events of default. These events of default include nonpayment of principal or other amounts, material inaccuracy of representations and warranties, breach of covenants, default on certain other indebtedness or receivables securitizations (cross default), certain voluntary and involuntary bankruptcy events and the occurrence of a change in control. A cross default under our Credit Facilities could occur if:

- We fail to pay any principal or interest when due on any other indebtedness or receivables securitization exceeding $75.0 million; or
- We are in default in the performance of, or compliance with any term of any other indebtedness in an aggregate principal amount exceeding $75.0 million, or any other condition exists which would give the holders the right to declare such indebtedness due and payable prior to its stated maturity.

Each of our major debt agreements contains provisions by which a default under one agreement causes a default in the others (a cross default). If a cross default under our Credit Facilities or our senior unsecured notes were to occur, it could have a wider impact on our liquidity than might otherwise occur from a default of a single debt instrument or lease commitment.

If any event of default occurs and is continuing, the administrative agent, or lenders with a majority of the aggregate commitments, may require the administrative agent to terminate our right to borrow under our Credit Agreement and accelerate amounts due under our Credit Facilities (except for a bankruptcy event of default, in which case such amounts will automatically become due and payable and the lenders' commitments will automatically terminate).

We are currently in compliance with all covenant requirements.

Senior Unsecured Notes

In September 2023, we issued $500.0 million of senior unsecured notes, which will mature in September 2028 (the "2028 Notes") with interest being paid semi-annually in March and September at 5.50%. In July 2020, we issued senior unsecured notes for $300.0 million, which will mature on August 1, 2027 (the "2027 Notes" and collectively with the 2028 Notes, the "Notes") with interest being paid semi-annually in February and August at 1.70% per annum. On August 1, 2025, we repaid upon maturity $300.0 million of our 1.35% senior unsecured notes due in 2025 that were originally issued in 2020.

In the event of a credit rating downgrade below investment grade resulting from a change of control, holders of our senior unsecured notes will have the right to require us to repurchase all or a portion of the senior unsecured notes at a repurchase price equal to 101% of the principal amount of the notes, plus accrued and unpaid interest, if any. The notes are guaranteed, on a senior unsecured basis, by the Guarantor Subsidiaries. The indenture governing the notes contains covenants that, among other things, limit our ability and the ability of the subsidiary guarantors to: create or incur certain liens; enter into certain sale and leaseback transactions; and enter into certain mergers, consolidations and transfers of substantially all of our assets. The indenture also contains a cross default provision which is triggered if we default on other debt of at least $75 million in principal which is then accelerated, and such acceleration is not rescinded within 30 days of the notice date. We are currently in compliance with all covenant requirements.

14. Comprehensive Income:

The following table provides information on items not reclassified in their entirety from AOCL to Net Income in the accompanying Consolidated Statements of Operations (in millions):

	For the Years Ended December 31,		
AOCL Component	**2025**	**2024**	**Affected Line Item(s) in the Consolidated Statements of Operations**
(Gains)/Losses on cash flow hedges:			
Derivative contracts	$ 21.0	$ (0.9)	Cost of goods sold; Losses and other expenses, net
Income tax benefit (expense)	(4.9)	0.2	Provision for income taxes
Net of tax	$ 16.1	$ (0.7)	
Defined Benefit Plan Items:			
Pension and post-retirement benefits costs	$ (1.4)	$ (1.4)	Cost of goods sold; Selling, general, and administrative expenses and Losses and other expenses, net
Pension settlements	(0.4)	(0.4)	Pension settlements
Income tax benefit (expense)	0.4	0.4	Provision for income taxes
Net of tax	$ (1.4)	$ (1.4)	
Foreign currency translation adjustments:			
Foreign currency adjustments upon liquidation of businesses	$ 1.3	$ —	(Gain) loss on sale of businesses
Income tax expense	—	—	Provision for income taxes
Net of tax	$ 1.3	$ —	
Total reclassifications from AOCL	$ 16.0	$ (2.1)	

The following tables provide information on changes in AOCL, by component (net of tax), for the years ended December 31, 2025 and 2024 (in millions):

	(Losses) Gains on Cash Flow Hedges	Share of Equity Method Investments Other Comprehensive Income	Defined Benefit Plan Items	Foreign Currency Translation Adjustments	Total AOCL
Balance as of December 31, 2024	$ (1.5)	$ 0.4	$ (45.7)	$ (46.9)	$ (93.7)
Other comprehensive income (loss) before reclassifications	35.5	(0.2)	(2.5)	28.4	61.2
Amounts reclassified from AOCL	(16.1)	—	1.4	(1.3)	(16.0)
Net other comprehensive income (loss)	19.4	(0.2)	(1.1)	27.1	45.2
Balance as of December 31, 2025	$ 17.9	$ 0.2	$ (46.8)	$ (19.8)	$ (48.5)

	(Losses) Gains on Cash Flow Hedges	Share of Equity Method Investments Other Comprehensive Income	Defined Benefit Plan Items	Foreign Currency Translation Adjustments	Total AOCL
Balance as of December 31, 2023	$ (2.0)	$ 0.6	$ (44.2)	$ (11.3)	$ (56.9)
Other comprehensive loss before reclassifications	(0.2)	(0.2)	(2.9)	(35.6)	(38.9)
Amounts reclassified from AOCL	0.7	—	1.4	—	2.1
Net other comprehensive income	0.5	(0.2)	(1.5)	(35.6)	(36.8)
Balance as of December 31, 2024	$ (1.5)	$ 0.4	$ (45.7)	$ (46.9)	$ (93.7)

15. Stock-Based Compensation:

Stock-based compensation expense was included in Selling, general and administrative expenses in the accompanying Consolidated Statements of Operations as follows (in millions):

	For the Years Ended December 31,		
	2025	2024	2023
Compensation expense	$ 28.4	$ 28.5	$ 30.1

Incentive Plan

Under the Lennox International Inc. 2019 Equity and Incentive Compensation Plan, we are authorized to issue awards for 1.7 million shares of common stock. The plan provides for various long-term incentive awards, including performance share units, restricted stock units and stock appreciation rights. A description of these long-term incentive awards and related activity within each award category is provided below. As of December 31, 2025, there were 1.6 million shares available for future issuance.

Historically our annual equity awards were granted in December. In 2023, we made the decision to move the annual grant for 2023 to February 2024. Thus, there were no equity grants in 2023. We also made the decision to award the Board of Directors fully vested shares on an annual basis. As a result, approximately $1.1 million and $1.3 million of compensation expense was recognized in 2025 for the 2025 director grant and in 2024 for the 2024 director grant, respectively.

Performance Share Units

Performance share units are granted to certain employees at the discretion of the Board of Directors with a three-year performance period beginning January 1st of each year. Upon meeting the performance and vesting criteria, performance share units are converted to an equal number of shares of our common stock. Performance share units vest if, at the end of the three-year performance period, at least the threshold performance level has been attained. To the extent that the payout level attained is less than 100%, the difference between 100% and the units earned and distributed will be forfeited. Eligible participants may also earn additional units of our common stock, which would increase the potential payout up to 200% of the units granted, depending on LII's performance over the three-year performance period.

Performance share units are classified as equity awards. Compensation expense is recognized on an earnings curve over the period and is based on the expected number of units to be earned and the fair value of the stock at the date of grant. The fair value of units is calculated as the average of the high and low market price of the stock on the date of grant discounted by the expected dividend rate over the service period. The number of units expected to be earned will be adjusted in future periods as necessary to reflect changes in the estimated number of award to be issued and, upon vesting, the actual number of units awarded. Our practice is to issue new shares of common stock or utilize treasury stock to satisfy performance share unit distributions.

The following table provides information on our performance share units:

	For the Years Ended December 31,		
	2025	2024	2023
Compensation expense for performance share units (in millions)	$ 12.8	$ 14.9	$ 15.2
Weighted-average fair value of grants, per share	$ 558.78	$ 403.68	$ —
Payout ratio for shares paid	200 %	189 %	131 %

A summary of the status of our undistributed performance share units as of December 31, 2025, and changes during the year then ended, is presented below (in thousands, except per share data):

	Shares	Weighted-Average Grant Date Fair Value per Share
Undistributed performance share units as of December 31, 2024	99.1	$ 305.14
Granted	18.1	$ 558.78
Adjustment to shares paid based on payout ratio	30.4	$ 245.27
Distributed	(42.2)	$ 289.77
Forfeited	(7.1)	$ 387.59
Undistributed performance share units as of December 31, 2025 [1]	98.3	$ 330.10

[1] Undistributed performance share units include 36,590 units with a weighted-average grant date fair value of $473.11 per share that had not yet vested and 61,710 units that have vested but were not yet distributed with a fair value of $15.1 million.

As of December 31, 2025, we had $11.4 million of total unrecognized compensation cost related to non-vested performance share units that are expected to be recognized over a weighted-average period of 1.78 years. Our weighted-average estimated forfeiture rate for these performance share units was 28.0% as of December 31, 2025.

The total fair value of performance share units distributed and the resulting tax deductions to realized tax benefits were as follows (in millions):

	For the Years Ended December 31,		
	2025	2024	2023
Fair value of performance share units distributed	$ 21.2	$ 19.5	$ 13.5
Realized tax benefits from tax deductions	$ 5.2	$ 4.8	$ 3.3

Restricted Stock Units

Restricted stock units are issued to attract and retain key employees. Generally, at the end of a three-year retention period, the units will vest and be distributed in shares of our common stock to the participant. Our practice is to issue new shares of common stock or utilize treasury stock to satisfy restricted stock unit vestings. Restricted stock units are classified as equity awards. The fair value of units granted is the average of the high and low market price of the stock on the date of grant discounted by the expected dividend rate over the service period. Units are amortized to compensation expense ratably over the service period.

The following table provides information on our restricted stock units (in millions, except per share data):

		For the Years Ended December 31,				
		2025		**2024**		**2023**
Compensation expense for restricted stock units	$	10.5	$	9.4	$	10.8
Weighted-average fair value of grants, per share	$	551.56	$	404.91	$	—

A summary of our non-vested restricted stock units as of December 31, 2025 and changes during the year then ended is presented below (in thousands, except per share data):

	Shares		**Weighted-Average Grant Date Fair Value per Share**
Non-vested restricted stock units as of December 31, 2024	70.9	$	306.01
Granted	24.1	$	551.56
Vested	(40.6)	$	243.07
Forfeited	(8.9)	$	388.26
Non-vested restricted stock units as of December 31, 2025 [(1)]	45.5	$	474.46

[(1)] As of December 31, 2025, we had $12.1 million of total unrecognized compensation cost related to non-vested restricted stock units that are expected to be recognized over a weighted-average period of 1.87 years. Our estimated forfeiture rate for restricted stock units was 20.0% as of December 31, 2025.

The total fair value of restricted stock units vested and the resulting tax deductions to realized tax benefits were as follows (in millions):

		For the Years Ended December 31,				
		2025		**2024**		**2023**
Fair value of restricted stock units vested	$	17.9	$	17.3	$	15.0
Realized tax benefits from tax deductions	$	4.4	$	4.2	$	3.7

Stock Appreciation Rights

Stock appreciation rights are issued to certain key employees. Each recipient is given the "right" to receive compensation, paid in shares of our common stock, equal to the future appreciation of our common stock price. Stock appreciation rights generally vest in one-third increments beginning on the first anniversary date after the grant date and expire after seven years. Our practice is to issue new shares of common stock or utilize treasury stock to satisfy the exercise of stock appreciation rights.

The following table provides information on our stock appreciation rights (in millions, except per share data):

		For the Years Ended December 31,				
		2025		**2024**		**2023**
Compensation expense for stock appreciation rights	$	5.1	$	4.2	$	4.1
Weighted-average fair value of grants, per share	$	161.50	$	136.37	$	—

Compensation expense for stock appreciation rights is based on the fair value on the date of grant, estimated using the Black-Scholes-Merton valuation model, and is recognized over the service period. We used historical stock price data to estimate the expected volatility. We determined that the recipients of stock appreciation rights can be combined into one employee group that has similar historical exercise behavior and we used our historical pattern of award exercises to estimate the expected life of the awards for the employee group. The risk-free interest rate was based on the zero-coupon U.S. Treasury yield curve with a maturity equal to the expected life of the awards at the time of grant.

The fair value of the stock appreciation rights granted in 2025 and 2024 were estimated on the date of grant using the following assumptions.

	2025	2024
Expected dividend yield	0.97 %	1.23 %
Risk-free interest rate	4.28 %	4.05 %
Expected volatility	29.95 %	34.89 %
Expected life (in years)	4.09	4.18

A summary of our stock appreciation rights as of December 31, 2025, and changes during the year then ended, is presented below (in thousands, except per share data):

	Shares		Weighted-Average Exercise Price per Share
Outstanding stock appreciation rights as of December 31, 2024	203.7	$	306.61
Granted	37.3	$	576.28
Exercised	(37.3)	$	281.41
Forfeited	(14.1)	$	417.89
Outstanding stock appreciation rights as of December 31, 2025	189.6	$	356.37
Exercisable stock appreciation rights as of December 31, 2025	153.1	$	317.79

The following table summarizes information about stock appreciation rights outstanding as of December 31, 2025 (in millions, except per share data and years; shares in thousands):

	Stock Appreciation Rights Outstanding			Stock Appreciation Rights Exercisable		
Range of Exercise Prices	Shares	Weighted-Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value	Shares [1]	Weighted-Average Remaining Contractual Life (in years)	Aggregate Intrinsic Value
$214.63 to $257.08	19.9	1.0	$ 4.6	19.9	1.0	$ 5.1
$278.00 to $328.65	46.5	2.54	$ 8.4	46.5	2.54	$ 14.2
$259.56 to $418.69	90.3	4.45	$ 14.6	76.8	4.33	$ 23.6
$576.28	32.9	6.1	$ —	9.9	6.1	$ 5.7

[1] Share amounts are rounded but the balance accurately reflects the actual amount of exercisable stock appreciation rights as of December 31, 2025.

As of December 31, 2025, we had $5.7 million of unrecognized compensation cost related to non-vested stock appreciation rights that is expected to be recognized over a weighted-average period of 1.75 years. Our estimated forfeiture rate for stock appreciation rights was 20.0% as of December 31, 2025.

The total intrinsic value of stock appreciation rights exercised and the resulting tax deductions to realize tax benefits were as follows (in millions):

	For the Years Ended December 31,		
	2025	2024	2023
Intrinsic value of stock appreciation rights exercised	$ 10.7	$ 25.4	$ 19.8
Realized tax benefits from tax deductions	$ 2.6	$ 6.2	$ 4.8

Employee Stock Purchase Plan

Effective July 1, 2025, the Company amended the 2022 Employee Stock Purchase Plan ("ESPP") to increase the discount percentage for which all employees who meet certain service requirements are eligible to purchase our common stock through payroll deductions at the end of six month offering periods. The purchase price for such shares decreased from 95% to 85% of the fair market value of the stock at the lower of the fair market value of the shares at the subscription date (first date of offering period) or the purchase date (last date of offering period) making the plan compensatory. For the year ended December 31, 2025, we recognized $0.7 million in compensation expense under the amended ESPP. A maximum of 1.0 million shares is authorized for purchase until issuance of all shares available under the plan, unless terminated earlier at the discretion of the

Board of Directors. Employees purchased approximately 11,300 shares under the ESPP during the year ended December 31, 2025. Approximately 960,000 shares remain available for purchase under the ESPP as of December 31, 2025.

16. Fair Value Measurements:

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date and requires consideration of our creditworthiness when valuing certain liabilities. Our framework for measuring fair value is based on the following three-level hierarchy for fair value measurements:

Level 1 - Quoted prices for *identical* instruments in active markets at the measurement date.

Level 2 - Quoted prices for *similar* instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs and significant value drivers are *observable* in active markets at the measurement date and for the anticipated term of the instrument.

Level 3 - Valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are *unobservable* inputs that reflect the reporting entity's own assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances.

Where available, the fair values were based upon quoted prices in active markets. However, if quoted prices were not available, then the fair values were based upon quoted prices for similar assets or liabilities or independently sourced market parameters, such as credit default swap spreads, yield curves, reported trades, broker/dealer quotes, interest rates and benchmark securities. For assets and liabilities without observable market activity, if any, the fair values were based upon discounted cash flow methodologies incorporating assumptions that, in our judgment, reflect the assumptions a marketplace participant would use. Valuation adjustments to reflect either party's creditworthiness and ability to pay were incorporated into our valuations, where appropriate, as of December 31, 2025 and 2024, the measurement dates.

The methodologies used to determine the fair value of our financial assets and liabilities as of December 31, 2025 were the same as those used as of December 31, 2024.

Fair values are estimates and are not necessarily indicative of amounts for which we could settle such instruments currently nor indicative of our intent or ability to dispose of or liquidate them.

Assets and Liabilities Carried at Fair Value on a Recurring Basis

Derivatives, classified as Level 2, were primarily valued using estimated future cash flows based on observed prices from exchange-traded derivatives. We also considered the counterparty's creditworthiness, or our own creditworthiness, as appropriate. Adjustments were recorded to reflect the risk of credit default, but they were insignificant to the overall value of the derivatives. Refer to Note 9 for more information related to our derivative instruments. Refer to Note 10 for more information related to the fair value assumptions related to our pension assets and liabilities.

Other Fair Value Disclosures

The carrying amounts of Cash and cash equivalents, Short-term investments, Accounts and notes receivable, net, Accounts payable, Other current liabilities, and Short-term debt approximate fair value due to the short maturities of these instruments. The carrying amount of our Credit Facilities and CP Notes in Long-term debt also approximates fair value due to its variable-rate characteristics.

We purchased the held-to-maturity investment in 2024. The carrying value of the investment approximates fair value.

The fair value of our senior unsecured notes in Long-term debt was based on the amount of future cash flows using current market rates for debt instruments of similar maturities and credit risk. The following table presents the fair value for our senior unsecured notes in Long-term debt (in millions):

	As of December 31,	
	2025	**2024**
Quoted Prices in Active Markets for Similar Instruments (Level 2):		
Senior unsecured notes	$ 817.4	$ 1,093.4

17. Acquisitions:

Duro Dyne and Supco

In October 2025, we acquired 100% of the outstanding shares of common stock in Duro Dyne and Supco, a robust portfolio of HVAC parts and supplies that complement our existing residential and commercial offerings. Excluding cash received at the closing, the total cash consideration paid was $545.0 million, which was primarily funded by cash and borrowings under our financing arrangements.

The purchase price was allocated to the assets acquired and liabilities assumed based on management's estimate of their respective fair values at the date of acquisition. Goodwill was calculated as the excess of the consideration transferred over the net assets recognized and represents the estimated future economic benefits arising from other assets acquired that could not be individually identified and separately recognized. The factors contributing to the recognition of goodwill were the assembled workforce and strategic benefits that are expected to be realized from the acquisition. The purchase price allocation is preliminary and subject to revision as additional information about the fair value of assets acquired and liabilities assumed becomes available.

Under the terms of the purchase agreement, a final working capital adjustment is due in the first quarter of 2026. The preliminary allocation of the purchase price as of the acquisition date was as follows:

(Amounts in millions)	**Amount**
Total consideration paid	$ 551.3
Cash and cash equivalents	6.3
Accounts receivable, net	22.9
Inventory, net	67.4
Other current assets	0.5
Property, plant and equipment	18.3
Right-of-use assets from operating leases	29.8
Other assets, net	1.2
Intangible assets acquired	235.0
Accounts payable	(9.7)
Accrued expenses	(9.3)
Current operating lease liabilities	(2.9)
Long-term operating lease liabilities	(26.3)
Other liabilities	(59.1)
Total net assets acquired	$ 274.1
Goodwill as of acquisition date	$ 277.2

The purchase price allocation includes $235 million of acquired identifiable intangible assets, all of which have finite lives. The fair value of the identifiable intangible assets has been estimated using the income approach through a discounted cash flow analysis. The determination of the useful lives is based upon various industry studies, historical acquisition experience, and economic factors.

The amounts allocated to intangible assets are as follows:

(Amounts in millions)	Gross Carrying Amount	Useful Life	Amortization Method
Customer relationships	$ 180.3	19 years	Straight-line
Trade names	54.7	20 years	Straight-line
Total	$ 235.0		

Subsequent to the purchase of Duro Dyne and Supco, we recognized net sales of approximately $42 million and the acquired businesses contributed approximately $6.4 million and $0.4 million to the Building Climate Solutions and Home Comfort Solutions segment profit, respectively, from the date of acquisition through December 31, 2025.

AES

In October 2023, we completed the acquisition of AES, a company dedicated to service and sustainability in the light commercial market. Under the terms of the purchase agreement, a final working capital adjustment was completed in the first quarter of 2024. This working capital adjustment resulted in a $1.8 million reduction in the purchase price. Additionally, in the first and fourth quarters of 2024, we made certain purchase price adjustments. The following table details the purchase price adjustments that were made during the first and fourth quarters of 2024 (in millions):

(Amounts in millions)	December 31, 2023	Adjustment	December 31, 2024
Net tangible assets acquired	$ 17.6	$ (1.7)	$ 15.9
Intangible assets acquired	36.9	2.1	39.0
Goodwill	40.4	(2.1)	38.3
Total investment	$ 94.9	$ (1.7)	$ 93.2

18. Quarterly Information (Unaudited)

The following is a summary of the quarterly results of operations for the year ended December 31, 2025:

Three months ended (In millions, except per share data)	September 30, 2025[1] As Reported	September 30, 2025[1] Immaterial Error Correction	September 30, 2025[1] Impact of LIFO Change	September 30, 2025[1] Adjusted	June 30, 2025[1] As Reported	June 30, 2025[1] Immaterial Error Correction	June 30, 2025[1] Impact of LIFO Change	June 30, 2025[1] Adjusted	March 31, 2025[1] As Reported	March 31, 2025[1] Immaterial Error Correction	March 31, 2025[1] Impact of LIFO Change	March 31, 2025[1] Adjusted
Net sales	$1,426.8	$ —	$ —	$1,426.8	$1,500.9	$ —	$ —	$1,500.9	$1,072.6	$ —	$ —	$1,072.6
Cost of goods sold	958.2	(5.4)	(13.2)	939.6	978.4	1.5	3.5	983.4	744.1	(5.1)	(7.3)	731.7
Gross profit	468.6	5.4	13.2	487.2	522.5	(1.5)	(3.5)	517.5	328.5	5.1	7.3	340.9
Operating income	310.2	5.4	13.2	328.8	354.0	(1.5)	(3.5)	349.0	155.6	5.1	7.3	168.0
Income before income taxes	298.8	5.4	13.2	317.4	345.0	(1.5)	(3.5)	340.0	148.4	5.1	7.3	160.8
Provision for income taxes	53.0	1.3	3.2	57.5	67.4	(0.4)	(0.9)	66.1	28.1	1.3	1.8	31.2
Net income	$ 245.8	$ 4.1	$ 10.0	$ 259.9	$ 277.6	$ (1.1)	$ (2.6)	$ 273.9	$ 120.3	$ 3.8	$ 5.5	$ 129.6
Earnings per share - Basic	$ 7.01	$ 0.12	$ 0.28	$ 7.41	$ 7.86	$ (0.03)	$ (0.08)	$ 7.75	$ 3.39	$ 0.11	$ 0.15	$ 3.65
Earnings per share - Diluted	$ 6.98	$ 0.12	$ 0.28	$ 7.38	$ 7.82	$ (0.03)	$ (0.08)	$ 7.71	$ 3.37	$ 0.11	$ 0.15	$ 3.63

[1] In the fourth quarter of 2025, we changed the method of accounting for our inventories from LIFO to FIFO. The effects of the change in accounting principle have been retrospectively applied. Through our assessment of our change in method of inventory valuation, we identified and corrected immaterial errors in the capitalization of inventory variances for the respective quarters. In accordance with ASC 250, *Accounting Changes and Error Corrections*, the quarterly information for the first three quarters of 2025, which had been previously reported, has been adjusted on a retrospective basis to reflect that change in accounting principle. See Note 2 for further information.

We have assessed the impact of the change in accounting principle for the year ended December 31, 2024, and have determined the adjustments on a quarterly basis are immaterial.

The following table compares the amounts currently reported for the fourth quarter to the amounts that would have been reported under LIFO (in millions):

Three months ended *(In millions, except per share data)*	For the Three Months Ended December 31, 2025		
	As Reported Under FIFO	Impact of LIFO Change	Calculated Under LIFO
Net sales	$ 1,195.0	$ —	$ 1,195.0
Cost of goods sold	805.7	3.7	809.4
Gross profit	389.3	(3.7)	385.6
Operating income	195.8	(3.7)	192.1
Income before income taxes	178.7	(3.7)	175.0
Provision for income taxes	36.2	(0.9)	35.3
Net income	$ 142.5	$ (2.8)	$ 139.7
Earnings per share - Basic	$ 4.08	$ (0.08)	$ 4.00
Earnings per share - Diluted	$ 4.07	$ (0.08)	$ 3.99

Item 9. *Changes in and Disagreements with Accountants on Accounting and Financial Disclosure*

None.

Item 9A. *Controls and Procedures*

Disclosure Controls and Procedures

As required by Rule 13a-15 under the Exchange Act, we carried out an evaluation, under the supervision and with the participation of our current management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of our disclosure controls and procedures as of the end of the period covered by this report. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2025, our disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by us in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms, and that such information is accumulated and communicated to management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.

Management's Annual Report on Internal Control Over Financial Reporting

See "Management's Report on Internal Control Over Financial Reporting" included in Item 8 "Financial Statements and Supplementary Data."

Attestation Report of the Independent Registered Public Accounting Firm

See "Report of Independent Registered Public Accounting Firm" included on page 37 of Item 8 "Financial Statements and Supplementary Data."

Changes in Internal Control Over Financial Reporting

There were no changes during the year ended December 31, 2025 in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. *Other Information*

Rule 10b5-1 Plan Elections

Daniel M. Sessa, Executive Vice President and Chief Human Resources Officer, adopted a prearranged stock trading plan on November 10, 2025. Mr. Sessa's plan provides for the sale of approximately 3,685 shares of the Company's common stock and the exercise and sale of approximately 5,058 stock appreciation rights between February 13, 2026 and October 30, 2026.

This trading plan was entered into during an open insider trading window and is intended to satisfy the affirmative defense of Rule 10b5-1(c) under the Exchange Act and the Company's policies regarding transactions in the Company's securities.

Item 9C. *Disclosure Regarding Foreign Jurisdictions that Prevent Inspections*

None.

PART III

Item 10. *Directors, Executive Officers and Corporate Governance*

Our Code of Ethics (which we call our Code of Business Conduct) applies to all employees, officers and directors including our principal executive officer, principal financial officer and principal accounting officer, and is posted on our website at www.lennox.com. Amendments to or waivers of our Code of Business Conduct for our principal executive officer, principal financial officer and principal accounting officer, if any, will be posted on our website.

The remainder of the response to this item is incorporated herein by reference from the Company's definitive proxy statement, which will be filed no later than 120 days after December 31, 2025. Also, refer to Part I, Item 1 "Business - Information about our Executive Officers" of this Annual Report on Form 10-K, which identifies our executive officers and is incorporated herein by reference.

Item 11. *Executive Compensation*

Incorporated herein by reference from the Company's definitive proxy statement, which will be filed no later than 120 days after December 31, 2025.

Item 12. *Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters*

Incorporated herein by reference from the Company's definitive proxy statement, which will be filed no later than 120 days after December 31, 2025. Also, refer to Note 15 in the Notes to the Consolidated Financial Statements for additional information about our equity compensation plans.

Item 13. *Certain Relationships and Related Transactions, and Director Independence*

Incorporated herein by reference from the Company's definitive proxy statement, which will be filed no later than 120 days after December 31, 2025.

Item 14. *Principal Accountant Fees and Services*

Our independent registered public accounting firm is Ernst & Young LLP, Dallas, TX, Auditor Firm ID: 42.

Incorporated herein by reference from the Company's definitive proxy statement, which will be filed no later than 120 days after December 31, 2025.

PART IV

Item 15. *Exhibits and Financial Statement Schedules*

Financial Statements

The following financial statements are included in Part II, Item 8 of the Annual Report on Form 10-K:
- Report of Independent Registered Public Accounting Firm (KPMG LLP, Dallas, TX, Auditor Firm ID: 185)
- Report of Independent Registered Public Accounting Firm (Ernst & Young LLP, Dallas, TX, Auditor Firm ID: 42)
- Consolidated Balance Sheets as of December 31, 2025 and 2024
- Consolidated Statements of Operations for the Years Ended December 31, 2025, 2024 and 2023
- Consolidated Statements of Comprehensive Income (Loss) for the Years Ended December 31, 2025, 2024 and 2023
- Consolidated Statements of Stockholders' Equity (Deficit) for the Years Ended December 31, 2025, 2024 and 2023
- Consolidated Statements of Cash Flows for the Years Ended December 31, 2025, 2024 and 2023
- Notes to the Consolidated Financial Statements for the Years Ended December 31, 2025, 2024 and 2023

Financial Statement Schedules

The financial statement schedule included in this Annual Report on Form 10-K is Schedule II - Valuation and Qualifying Accounts and Reserves for the Years Ended December 31, 2025, 2024 and 2023 (see Schedule II immediately following the signature page of this Annual Report on Form 10-K).

Financial statement schedules not included in this Annual Report on Form 10-K have been omitted because they are not applicable or the required information is shown in the Consolidated Financial Statements or Notes thereto.

Exhibits

A list of the exhibits required to be filed or furnished as part of this Annual Report on Form 10-K is set forth in the Index to Exhibits, which immediately precedes such exhibits, and is incorporated herein by reference.

INDEX TO EXHIBITS

3.1	Restated Certificate of Incorporation of Lennox International Inc. ("LII") (filed as Exhibit 3.1 to LII's Annual Report on Form 10-K filed on February 15, 2022 and incorporated herein by reference).
3.2	Amended and Restated Bylaws of LII (filed as Exhibit 3.2 to LII's Annual Report on Form 10-K filed on February 15, 2022 and incorporated herein by reference).
4.1	Indenture, dated as of May 3, 2010, between LII and U.S. Bank National Association, as trustee (filed as Exhibit 4.3 to LII's Post-Effective Amendment No. 1 to Registration Statement on Form S-3 (Registration No. 333-155796) filed on May 3, 2010 and incorporated herein by reference).
4.2	Ninth Supplemental Indenture, dated as of July 30, 2020, among LII, each existing Guarantor under the Indenture, dated as of May 3, 2010, as subsequently supplemented, and U.S. Bank National Association, as trustee (filed as Exhibit 4.2 to LII's Current Report on Form 8-K filed on July 30, 2020 and incorporated herein by reference).
4.3	Form of 1.700% Notes due 2027 (filed as Exhibit B in Exhibit 4.2 to LII's Current Report on Form 8-K filed on July 30, 2020 and incorporated herein by reference).
4.4	Tenth Supplemental Indenture, dated as of July 14, 2021, among LII, each existing Guarantor under the Indenture, dated as of May 3, 2010, as subsequently supplemented, and U.S. Bank National Association, as trustee (filed as Exhibit 4.7 to LII's Annual Report on Form 10-K filed on February 15, 2022 and incorporated herein by reference).
4.5	Eleventh Supplemental Indenture, dated as of September 15, 2023, among LII, the guarantors party thereto and U.S. Bank Trust Company, National Association, as trustee (filed as Exhibit 4.2 to LII's Current Report on Form 8-K filed on September 15, 2023 and incorporated herein by reference).
4.6	Form of 5.500% Notes due 2028 (filed as Exhibit A in Exhibit 4.2 to LII's Current Report on Form 8-K filed on September 15, 2023 and incorporated herein by reference).
4.7	Description of Securities (filed as Exhibit 4.8 to LII's Annual Report on Form 10-K filed on February 21, 2023 and incorporated herein by reference).
10.1	Amendment and Restatement Agreement adopting the Amended and Restated Credit Agreement, dated as of May 9, 2025, among LII, the guarantors and lenders party thereto, and JPMorgan Chase Bank, N.A., as Administrative Agent (filed as Exhibit 10.1 to LII's Current Report on Form 8-K filed on May 14, 2025, and incorporated herein by reference).
10.2	Guaranty Agreement, dated as of July 14, 2021, among the guarantors party thereto and JPMorgan Chase Bank, N.A., as Administrative Agent (filed as Exhibit 10.2 to LII's Current Report on Form 8-K filed on July 15, 2021 and incorporated herein by reference).
10.3	Term Credit Agreement, dated as of October 16, 2025, among LII, Wells Fargo Bank, National Association, as administrative agent, and the other lenders party thereto (filed as Exhibit 10.1 to LII's Quarterly Report on Form 10-Q filed on October 22, 2025 and incorporated herein by reference).
10.4	Guaranty Agreement, dated as of October 16, 2025, among the guarantors party thereto and Wells Fargo Bank, National Association, as administrative agent (filed as Exhibit 10.2 to LII's Quarterly Report on Form 10-Q filed on October 22, 2025 and incorporated herein by reference).
10.5*	Lennox International Inc. 2019 Equity and Incentive Compensation Plan (filed as Exhibit 10.1 to LII's Current Report on Form 8-K filed on May 24, 2019 and incorporated herein by reference).
10.6*	Form of Long-Term Incentive Award Agreement for U.S. Employees - Vice President and Above (for use under the 2019 Incentive Plan) (filed as Exhibit 10.18 to LII's Annual Report on Form 10-K filed on February 18, 2020 and incorporated herein by reference).
10.7*	Form of Long-Term Incentive Award Agreement for U.S. Employees - Vice President and Above (for use under the 2019 Incentive Plan) (2024 version) (filed as Exhibit 10.1 to LII's Current Report on Form 8-K filed on December 11, 2023 and incorporated herein by reference).
10.8*	Form of Long-Term Incentive Award Agreement for U.S. Employees - Vice President and Above (for use under the 2019 Incentive Plan) (2025 version) (filed as Exhibit 10.9 to LII's Annual Report on Form 10-K filed on February 11, 2025 and incorporated herein by reference).
10.9*	Form of Long-Term Incentive Award Agreement for U.S. Employees - Vice President and Above (for use under the 2019 Incentive Plan) (2026 version) (filed as Exhibit 10.1 to LII's Current Report on Form 8-K filed on December 5, 2025 and incorporated herein by reference).
10.10*	Form of Short-Term Incentive Program for Lennox International Inc. and its Subsidiaries (filed as Exhibit 10.20 to LII's Annual Report on Form 10-K filed on February 18, 2020 and incorporated herein by reference).
10.11*	Lennox International Inc. Profit Sharing Restoration Plan, as amended and restated as of January 1, 2009 (filed as Exhibit 10.3 to LII's Current Report on Form 8-K filed on December 17, 2008 and incorporated herein by reference).

10.12*	Lennox International Inc. Supplemental Retirement Plan, as amended and restated as of January 1, 2009 (filed as Exhibit 10.2 to LII's Current Report on Form 8-K filed on December 17, 2008 and incorporated herein by reference).
10.13*	Amendment Number One to the Lennox International Inc. Supplemental Retirement Plan, as amended and restated as of January 1, 2009, dated December 28, 2018 (filed as Exhibit 10.23 to LII's Annual Report on Form 10-K filed on February 19, 2019 and incorporated herein by reference).
10.14*	Lennox International Inc. Supplemental Restoration Retirement Plan, effective as of January 1, 2019, dated December 28, 2018 (filed as Exhibit 10.24 to LII's Annual Report on Form 10-K filed on February 19, 2019 and incorporated herein by reference).
10.15*	Form of Indemnification Agreement entered into between LII and certain executive officers and directors of LII (filed as Exhibit 10.4 to LII's Current Report on Form 8-K filed on December 11, 2023 and incorporated herein by reference).
10.16*	Form of Employment Agreement entered into between LII and certain executive officers of LII (filed as Exhibit 10.30 to LII's Annual Report on Form 10-K filed on February 27, 2007 and incorporated herein by reference).
10.17*	Form of Amendment to Employment Agreement entered into between LII and certain executive officers of LII (filed as Exhibit 10.2 to LII's Current Report on Form 8-K filed on December 12, 2007 and incorporated herein by reference).
10.18*	Form of Offer Letter entered into between LII and certain executive officers of LII (current version) (filed as Exhibit 10.2 to LII's Current Report on Form 8-K filed on December 11, 2023 and incorporated herein by reference).
10.19*	Form of Employment Agreement entered into between LII and certain executive officers of LII (2023 version) (filed as Exhibit 10.3 to LII's Current Report on Form 8-K filed on December 11, 2023 and incorporated herein by reference).
10.20*	Form of Employment Agreement entered into between LII and certain executive officers of LII (current version) (filed as Exhibit 10.3 to LII's Quarterly Report filed on April 23, 2025, and incorporated herein by reference).
10.21*	Employment Agreement entered into between LII and Alok Maskara (filed as Exhibit 10.1 to LII's Current Report on Form 8-K filed on March 23, 2022 and incorporated herein by reference).
10.22*	Lennox International Inc. Change in Control Severance Plan (filed as Exhibit 10.1 to LII's Current Report on Form 8-K filed on December 12, 2022 and incorporated herein by reference).
16.1	Letter of KPMG LLP, dated March 13, 2025 (filed as Exhibit 16.1 to LII's Current Report on Form 8-K filed on March 13, 2025 and incorporated herein by reference).
18.1	Preferability Letter from Independent Registered Public Accounting Firm (filed herewith).
19.1	Insider Trading Policy (filed as Exhibit 19.1 to LII's Annual Report on Form 10-K filed on February 11, 2025 and incorporated herein by reference).
21.1	Subsidiaries of LII (filed herewith).
22.1	List of Guarantor Subsidiaries (filed as Exhibit 22.1 to LII's Quarterly Report on Form 10-Q filed on October 22, 2025 and incorporated herein by reference).
23.1	Consent of KPMG LLP (filed herewith).
23.2	Consent of Ernst & Young LLP (filed herewith)
31.1	Certification of the principal executive officer (filed herewith).
31.2	Certification of the principal financial officer (filed herewith).
32.1	Certification of the principal executive officer and the principal financial officer pursuant to 18 U.S.C. Section 1350 (furnished herewith).
97.1	LII Amended and Restated Clawback Policy (filed as Exhibit 97.1 to LII's Annual Report on Form 10-K filed on February 13, 2024 and incorporated herein by reference).
101	SCH Inline XBRL Taxonomy Extension Schema Document
101	CAL Inline XBRL Taxonomy Extension Calculation Linkbase Document
101	LAB Inline XBRL Taxonomy Extension Label Linkbase Document
101	PRE Inline XBRL Taxonomy Extension Presentation Linkbase Document
101	DEF Inline XBRL Taxonomy Extension Definition Linkbase Document
104	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101)

*   Management contract or compensatory plan or arrangement.

Item 16. *Form 10-K Summary*

None.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LENNOX INTERNATIONAL INC.

By: /s/   Alok Maskara
           Alok Maskara
           Chief Executive Officer

February 17, 2026

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant in the capacities and on the dates indicated.

SIGNATURE	TITLE	DATE
/s/ Alok Maskara Alok Maskara	Chief Executive Officer and Director (Principal Executive Officer)	February 17, 2026
/s/ Michael P. Quenzer Michael P. Quenzer	Executive Vice President and Chief Financial Officer (Principal Financial Officer)	February 17, 2026
/s/ Chris A. Kosel Chris A. Kosel	Vice President, Controller and Chief Accounting Officer (Principal Accounting Officer)	February 17, 2026
/s/ Todd J. Teske Todd J. Teske	Chairman of the Board of Directors	February 17, 2026
/s/ Sherry L. Buck Sherry L. Buck	Director	February 17, 2026
/s/ Tracy A. Embree Tracy A. Embree	Director	February 17, 2026
/s/ John W. Norris, III John W. Norris, III	Director	February 17, 2026
/s/ Karen H. Quintos Karen H. Quintos	Director	February 17, 2026
/s/ Sivasankaran Somasundaram Sivasankaran Somasundaram	Director	February 17, 2026
/s/ Jon Vander Ark Jon Vander Ark	Director	February 17, 2026
/s/ Shane D. Wall Shane D. Wall	Director	February 17, 2026

LENNOX INTERNATIONAL INC.

SCHEDULE II - VALUATION AND QUALIFYING ACCOUNTS AND RESERVES

For the Years Ended December 31, 2025, 2024 and 2023

(In millions)

	Balance at beginning of year		Additions charged to cost and expenses		Write-offs		Recoveries		Other[1]		Balance at end of year
2023											
Allowance for doubtful accounts	$	15.5	$	9.8	$	(0.2)	$	—	$	(10.7)	$	14.4
2024											
Allowance for doubtful accounts	$	14.4	$	8.0	$	(0.6)	$	—	$	(4.0)	$	17.8
2025											
Allowance for doubtful accounts	$	17.8	$	1.2	$	(8.5)	$	—	$	(2.0)	$	8.5

[1] 2023 consists of the sale of our European businesses and other miscellaneous items.